ANNUAL REPORT

2024







MESSAGE FROM THE CHAIR OF THE BOARD & THE PRESIDENT AND CEO

CONTENTS

Dear Shareholders,

Reflecting back on fiscal 2024 and looking ahead, we take great pride in the Company's achievements and the strong foundation we have built to seize the exciting opportunities before us. We remain deeply committed to delivering long-term value for the Company and you, our shareholders.

First and foremost, we extend our heartfelt gratitude for your trust and support, particularly through the proxy contest. We were pleased to welcome your newly elected Board of Directors, bringing together a dynamic blend of backgrounds, skills, and perspectives. With renewed purpose, confidence, and commitment towards a vision for the Company that is aligned with the long-term interests of our shareholders and other stakeholders, Gildan's Board and leadership team are well-positioned to guide the Company into the future and it is with this resolve that we address this letter to you.

A TRANSFORMATIVE YEAR MARKED BY SIGNIFICANT MILESTONES

In 2024, we proudly celebrated our 40th anniversary—four decades of growth, innovation, and a steadfast commitment to "Making Apparel Better," with our success measured not only by our financial performance but also by the positive impact we have made in our communities and through our forward-thinking environmental initiatives.

Our three-year plan, which centered on Gildan's Sustainable Growth (GSG) strategy, culminated in 2024 full year record sales of $3.27 billion, earnings per share (EPS) of $2.46 and adjusted EPS[1] of $3.00—up 17% over last year— all while successfully navigating a complex global macroeconomic environment. By executing on the key pillars of our strategy, we generated more profitable growth, achieving operating margins of 18.9% and adjusted operating margins[1] of 21.3%, surpassing our original target range of 18% to 20% and in line with our revised 2024 target to be slightly above 21%. In addition, our strong operating performance yielded continued robust free cash flow[1] generation of $389 million for the year, which is a hallmark of Gildan's business model.

Furthermore, we enhanced our capital structure with a successful inaugural offering of C$700 million in senior unsecured notes, providing us with added flexibility to operate with a more efficient leverage structure while continuing to execute on our capital allocation objectives — prioritizing capital reinvestment to drive organic growth, and capital returns to shareholders. To this end, in 2024, Gildan invested $150 million towards the continued development of our unparalleled large scale, vertically integrated manufacturing system. And, based on our strong free cash flow and our new capital structure targets, we returned a record $889 million to shareholders, including $134 million in dividends and share repurchases of $756 million representing about 18 million shares acquired under our normal course issuer bid or approximately 11% of our public float.

SIGNIFICANT STRIDES IN OUR STRATEGIC INITIATIVES

Gildan's strategic initiatives over the past six years—beginning with the Back-to-Basics phase and evolving into the Gildan Sustainable Growth phase starting in 2022—have proven to be highly impactful, enabling the Company to consistently deliver strong results despite macroeconomic pressures arising from the pandemic including inflation and high interest rates. Moreover, throughout this period, Gildan has not only performed well but, more importantly, has reinforced its competitive positioning to continue to drive long-term value.

During the last year we continued to make significant strides in advancing our capacity expansion, innovation and ESG initiatives — the three pillars of our GSG strategy.

Driving Growth, Enhancing Efficiency and Geographic Diversification Through Scalable Manufacturing

We successfully ramped up operations at our first facility in our new large scale Bangladesh manufacturing complex, meeting our targeted exit production run-rate. This strategic expansion is strengthening Gildan's position in the ring-spun T-shirt product category where we continued to gain market share. In the United States, home to our western hemisphere yarn manufacturing hub, we invested in modernizing operations to support

1) This is a non-GAAP financial measure or ratio, does not have a standardized meaning, may not be comparable to similar measures presented by other entities and should not be considered a substitute for or superior to GAAP results. Please refer to section 16 of Gildan's 2024 MD&A (available on SEDAR+ at www.sedarplus.ca) for the definition and reconciliation of such non-GAAP financial measure or ratio to the most directly comparable IFRS measure, which section is incorporated herein by reference.

growth in fleece and other product innovations. These investments are positioning us to capitalize on emerging market opportunities, especially amid ongoing supplier rationalization in the changing market landscape, reinforcing our competitive edge.

Driving Leadership in Innovation

Gildan has also been advancing innovation across products and manufacturing processes from enhancing fabric features, product fit, adaptability to evolving printing techniques, and ESG attributes. Earlier in 2024, we launched our most extensive innovation pipeline to date. Our basic product offering now features improved softness and printability, achieved through proprietary soft cotton technology which we developed by investing in and re-engineering our production process from yarn to fabric. We also developed new technology for fleece fabric and introduced Pigment Pure™ dyeing and Color Blast™ dyeing innovations in our Comfort Colors® product offering. Concurrently, we continued to make investments in 3D design and digital product creation, digital tools, predictive analytics, and AI to accelerate decision-making, streamline operations, and optimize supply chain planning.

Enhancing Value Through ESG Commitment

We proudly marked two decades of sustainability reporting with Gildan's 20th ESG report, reinforcing our commitment to transparency. Three years into our Next Generation ESG strategy, we are making solid progress toward our 2030 greenhouse gas (GHG) emissions targets, which have been validated by the Science Based Targets initiative. We increased our use of renewable energy, such as solar power at our new Bangladesh facility, and incorporated a higher proportion of recycled polyester across our product lines. Further, a significant portion of our cotton supply comes from suppliers verified by the U.S. Cotton Trust Protocol and Better Cotton and in terms of gender parity, we achieved female representation at the director level and above within the company's management team of 32.3%[2].

These achievements and our strong ESG positioning earned Gildan inclusion on the Dow Jones Best-in-Class North America Index[3], marking its 12th consecutive year of inclusion in this index, and in the 2025 Sustainability Yearbook for the 13th consecutive year. We were also recognized as one of Canada's Best 50 Corporate Citizens by Corporate Knights for the third consecutive year and featured in TIME's inaugural list of The World's Most Sustainable Companies. While we are honoured by these awards and accolades, our ESG commitment is driven by our unwavering belief that strong ESG practices are essential to creating long-term value for the Company. ESG has always been a fundamental element of our strategy, guiding our actions and decisions.

Looking Ahead, We See a Bright Future

We are incredibly proud of what we have accomplished together. This past year has been a testament to the collective strength and dedication of our global organization, the loyalty of our customers, and the ongoing support and trust of our shareholders—all of which we greatly value and for which we extend our deepest gratitude.

We are excited about the opportunities ahead and, with an outstanding team, clear vision and unwavering focus on execution, we are confident that by further advancing our GSG strategy, we are well-positioned for continued success and to further drive sustainable long-term value for shareholders and other stakeholders.

Sincerely,



Michael Kneeland
Chair of
the Board

Glenn J. Chamandy
President and
Chief Executive Officer

2) As at December 31, 2024.

3) Formerly the Dow Jones Sustainability™ North America Index.





BANGLADESH MANUFACTURING COMPLEX

FINANCIAL HIGHLIGHTS

NET SALES



Year	Value
2020	1,981
2021	2,923
2022	3,241
2023	3,196
2024	3,271

In U.S. $ millions

DILUTED EARNINGS PER SHARE

Year	Diluted earnings (loss) per share	Adjusted diluted earnings (loss) per share[1]
2020	-1.14	-0.18
2021	3.07	2.72
2022	2.93	3.11
2023	3.03	2.57
2024	2.46	3.00

■ Diluted earnings (loss) per share
■ Adjusted diluted earnings (loss) per share[1]

In U.S.$

OPERATING MARGIN[2]



Year	Operating margin[2]	Adjusted operating margin[1]
2020	-9.1%	0.9%
2021	22.3%	20.2%
2022	18.6%	19.7%
2023	20.1%	17.3%
2024	18.9%	21.3%

■ Operating margin[2]
■ Adjusted operating margin[1]

CASH FLOW[1]



Year	Cash flow from operating activities	Free cash flow[1]
2020	415	358
2021	618	594
2022	414	198
2023	547	392
2024	501	389

■ Cash flow from operating activities
■ Free cash flow[1]

In U.S.$ millions

1) This is a non-GAAP financial measure or ratio, does not have a standardized meaning, may not be comparable to similar measures presented by other entities and should not be considered a substitute for or superior to GAAP results. Please refer to section 16 of Gildan's 2024 MD&A (available on SEDAR+ at www.sedarplus.ca) for the definition and reconciliation of such non-GAAP financial measure or ratio to the most directly comparable IFRS measure, which section is incorporated herein by reference.

2) Operating margin is defined as operating income (loss) divided by net sales.

Certain minor rounding variances exist between the consolidated financial statements and this summary.

(in U.S. $ millions, except per share data and ratios)	2020	2021	2022	2023	2024
STATEMENT OF EARNINGS					
Net sales	1,981	2,923	3,241	3,196	3,271
Adjusted EBITDA[1]	165	727	764	675	834
Gross profit	249	940	992	880	1,004
Adjusted gross profit[1]	306	903	966	877	1,004
Operating income (loss)	(181)	652	603	644	618
Adjusted operating income[1]	18	591	639	553	696
Net earnings (loss)	(225)	607	542	534	401
Diluted earnings (loss) per share	(1.14)	3.07	2.93	3.03	2.46
Adjusted net earnings (loss)[1]	(36)	538	575	453	490
Adjusted diluted earnings (loss) per share[1]	(0.18)	2.72	3.11	2.57	3.00
CASH FLOW					
Cash flow from operating activities	415	618	414	547	501
Capital expenditures	58	130	245	208	150
Free cash flow[1]	358	594	198	392	389
FINANCIAL POSITION					
Total assets	3,021	3,137	3,440	3,515	3,715
Net debt[1]	577	530	874	993	1,569
Shareholders' equity	1,559	1,919	1,882	1,957	1,457
FINANCIAL RATIOS					
Gross margin[2]	12.6%	32.2%	30.6%	27.5%	30.7%
Adjusted gross margin[1]	15.3%	30.9%	29.8%	27.4%	30.7%
Operating margin[3]	-9.1%	22.3%	18.6%	20.1%	18.9%
Adjusted operating margin[1]	0.9%	20.2%	19.7%	17.3%	21.3%
Return on adjusted average net assets (Adjusted RONA)[1]	1.0%	23.1%	21.0%	16.2%	17.9%
Net debt leverage ratio[1]	3.5x	0.7x	1.1x	1.5x	1.9x

1) This is a non-GAAP financial measure or ratio, does not have a standardized meaning, may not be comparable to similar measures presented by other entities and should not be considered a substitute for or superior to GAAP results. Please refer to section 16 of Gildan's 2024 MD&A (available on SEDAR+ at www.sedarplus.ca) for the definition and reconciliation of such non-GAAP financial measure or ratio to the most directly comparable IFRS measure, which section is incorporated herein by reference.

2) Gross margin is defined as gross profit divided by net sales.

3) Operating margin is defined as operating income (loss) divided by net sales.

Certain minor rounding variances exist between the consolidated financial statements and this summary.

ESG

Manufacturing responsibly has long been at the core of Gildan's operations, and it is exactly this belief which drives the success of our sustainability initiatives.

Our Next Generation ESG strategy outlines five areas of focus guiding our everyday ESG efforts and strategy:

   

CLIMATE, ENERGY, AND WATER   **CIRCULARITY**   **HUMAN CAPITAL MANAGEMENT**   **LONG-TERM VALUE CREATION**   **TRANSPARENCY AND DISCLOSURE**

Since launching our Next Generation ESG strategy in 2022, we have elevated our approach to ESG business-wide by implementing creative solutions to address resource consumption, strengthen and standardize ESG practices, and take care of our people, both employees and our communities at large.



> **" Our Next Generation ESG strategy is one of the three key pillars of the Gildan Sustainable Growth strategy. As an integral part of Gildan's daily operations, ESG enhances our ability to manage risks, opens up opportunities to create and innovate, and increases the overall resiliency of our business, while strengthening our position as a leader in responsible apparel manufacturing. "**
>
> - Glenn Chamandy, President and CEO of Gildan

KEY ACCOMPLISHMENTS

In 2024, Gildan continued to fortify its ESG practices business-wide and drive forward its Next Generation ESG strategy.

Investing in solar energy
In 2024, we invested approximately U.S.\$3.5 million in a pilot project for solar energy in Bangladesh, exploring alternate energy sources for the business. This initiative will strategically balance solar energy production with gas and steam generation to mitigate our energy risks and reduce CO_2 emissions[1].

Innovating to reduce water
Thanks to vertical integration, we have been analyzing our operations to optimize processes and implement innovations to reduce water consumption. Over the last two years, we have introduced initiatives such as EcoProcess, a pre-treatment process used in our textile facilities in Honduras, the Dominican Republic, and Bangladesh.[2] We have also launched Pigment Pure™, Comfort Colors®' proprietary dyeing method.[3] Both processes help decrease water use.

Raising standards
In 2024, the Company implemented the ISO 45001 certification, an internationally recognized framework for managing occupational health and safety risk, at all its facilities in the Dominican Republic. We are now undertaking this process to certify our facilities in other regions.

Getting involved in our communities
In 2024, we launched the Global Employee Volunteer Month, a dedicated month-long celebration encouraging employees to volunteer their time towards quality education, good health and well-being, and resource protection. Gildan's first edition of Global Employee Volunteer Month resulted in 660 employees collectively dedicating 3,700 hours towards community initiatives.

AWARDS & RECOGNITIONS

Gildan continues to be recognized by industry-leading benchmark organizations, a testament to the Company's sustainability efforts and advancements.

- **Dow Jones Best-in-Class North America Index[4]**
- **TIME World's Most Sustainable Companies**
- **Corporate Knights – Canada's Best 50 Corporate Citizens**
- **CDP Climate Change Disclosures – Leadership Band Inclusion**
- **S&P – Global Sustainability Yearbook**

---

1) This project consists of the installation of 7MWp distributed in more than 14,000 photovoltaic modules on the roofs of one of our facilities in Bangladesh. It is estimated that in 2025, the solar energy system will generate approximately 5.9 million kWh energy for this facility.

2) EcoProcess is an optimized pre-treatment process of the cotton fabrics used in our basic product offering. It uses an estimated 22% less water and 30% less steam consumption than a conventional process. These percentages are estimated based on operational data.

3) The Pigment Pure™ process uses 3 times less water, takes 40% less process time, consumes less energy, and requires zero salt. Data on the Pigment Pure™ process are based on approximate comparisons with conventional reactive dyeing.

4) Formerly known as Dow Jones Sustainability™ North America Index.

American Apparel

COMFORT COLORS®

GOLDTOE®

GILDAN®

Peds®



2024
REPORT TO
SHAREHOLDERS

February 19, 2025

TABLE OF CONTENTS


1.0 PREFACE

In this Management's Discussion and Analysis (MD&A), "Gildan", the "Company", or the words "we", "us", and "our" refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

This MD&A comments on our operations, financial performance and financial condition as at and for the years ended December 29, 2024 and December 31, 2023. All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties, and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read in conjunction with Gildan's audited annual consolidated financial statements for the year ended December 29, 2024 and the related notes.

In preparing this MD&A, we have taken into account all information available to us up to February 19, 2025, the date of this MD&A. The audited annual consolidated financial statements and this MD&A were reviewed by Gildan's Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors on February 18, 2025.

All financial information contained in this MD&A and in the audited annual consolidated financial statements has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), except for certain information discussed in the section entitled "Definition and reconciliation of non-GAAP financial measures" in this MD&A.

Additional information about Gildan, including our 2024 Annual Information Form, is available on our website at www.gildancorp.com, on the SEDAR+ website at www.sedarplus.ca, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

2.0 CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, including statements related to the Gildan's Sustainable Growth (GSG) strategy and Next Generation ESG strategy and ESG targets as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the headings "Our business", "Strategy", "Operating results", "Liquidity and capital resources - Long-term debt and net debt", "Financial risk management", and "Risks and uncertainties" contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "project", "assume", "anticipate", "plan", "foresee", "believe", or "continue", or the negatives of these terms or variations of them or similar terminology. We refer you to the Company's filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the "Financial risk management", "Critical accounting estimates and judgments", and "Risks and uncertainties" sections of this MD&A for a discussion of the various factors that may affect the Company's future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

- changes in general economic, financial or geopolitical conditions globally or in one or more of the markets we serve;
- our ability to implement our growth strategies and plans, including our ability to bring projected capacity expansion online;
- the intensity of competitive activity and our ability to compete effectively;
- our reliance on a small number of significant customers, including our largest distributor;
- the fact that our customers do not commit to minimum quantity purchases;
- our ability to anticipate, identify, or react to changes in consumer preferences and trends;
- our ability to manage production and inventory levels effectively in relation to changes in customer demand;



- fluctuations and volatility in the prices of raw materials and energy related inputs, from current levels, used to manufacture and transport our products;
- our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials, intermediate materials, and finished goods;
- the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, in the countries in which we operate or sell to, or from which we source production;
- disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, and other unforeseen adverse events;
- compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
- the imposition of trade remedies, compliance with or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
- elimination of government subsidies and credits that we currently benefit from, and the non-realization of anticipated new subsidies and credits;
- the impact, including broader economic impacts, of the proposed tariffs that were recently announced by the U.S. federal government and of any retaliation measures that may be announced by other governments, or the imposition of further restrictions or prohibitions on the export or import of goods between countries;
- factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
- changes to and failure to comply with consumer product safety laws and regulations;
- changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
- our reliance on key management and our ability to attract and/or retain key personnel;
- negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
- our ability to protect our intellectual property rights;
- operational problems with our information systems or those of our service providers as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
- an actual or perceived breach of data security;
- rapid developments in artificial intelligence;
- our ability to successfully integrate acquisitions and realize expected benefits and synergies;
- changes in accounting policies and estimates; and
- exposure to risks arising from financial instruments, including credit risk on trade accounts receivable and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company's business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management's expectations regarding the Company's future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.



3.0 OUR BUSINESS

3.1 Overview

Gildan is a leading vertically integrated manufacturer of everyday basic apparel, including activewear, underwear, and hosiery products. Our products are sold to wholesale distributors, screenprinters, and embellishers in North America, Europe, Asia-Pacific, and Latin America, as well as to retailers in North America, including mass merchants, department stores, national chains, specialty retailers, craft stores, and online retailers. We also manufacture products for global lifestyle brand companies who market these products under their own brands through their own retail establishments, e-commerce platforms, and/or to third-party retailers.

Manufacturing and operating as a socially responsible producer is at the heart of what we do. The vast majority of our sales are derived from products we manufacture ourselves. Since the Company's formation, we have made significant capital investments in developing and operating our own large-scale, vertically integrated manufacturing facilities, including yarn production, textile and sock manufacturing, as well as sewing operations, controlling all aspects of the production process from start to finish for the garments we produce.

We believe the skill set that we have developed in designing, constructing, and operating our own manufacturing facilities, the level of vertical integration of our supply chain and the capital investments that we have made over the years differentiate us from our competition who are not as vertically integrated and may rely more heavily on third-party suppliers. Owning and operating the vast majority of our manufacturing facilities allows us to exercise tighter control over our production processes, efficiency levels, costs and product quality, as well as to provide reliable service with short production/delivery cycle times. In addition, running our own operations allows us to achieve adherence to high standards for environmental and social responsibility practices employed throughout our supply chain.

3.2 Our Operations

3.2.1 Brands, Products and Customers

The products we manufacture and sell are marketed under Company brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer®, GoldToe®, and Peds®, as well as Champion®, which is under an exclusive licensing agreement for the printwear channel in the U.S. and Canada. Further, we manufacture for, and supply products to select leading global athletic and lifestyle brands, and to certain retail customers who market these products under their own exclusive brands.

Our primary product categories include activewear tops and bottoms (activewear), socks (hosiery), and underwear tops and bottoms (underwear). In fiscal 2024, Activewear sales accounted for 87% of total net sales, and Hosiery and underwear sales accounted for 13% of total net sales.

We sell our activewear products primarily in "blank" or undecorated form, without imprints or embellishment. The majority of our Activewear sales are currently derived from activewear sold to wholesale distributors in the imprintables channels in North America and internationally. These wholesale distributors then sell the blank garments to screenprinters/ embellishers who decorate the products with designs and logos, and who in turn sell the embellished/imprinted activewear into a highly diversified range of end-use markets. These include educational institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues, and retailers. The activewear products have diverse applications, such as serving as work or school uniforms or athletic team wear or simply conveying individual, group, and team identity. We also sell activewear products in blank form directly to various retailers, or through national accounts servicing retailers, in addition to underwear and socks for men, ladies, and kids. These retailers include mass merchants, department stores, national chains, sports specialty stores, craft stores, food and drug retailers, dollar stores, and price clubs, all of which sell to consumers through their brick and mortar outlets and/or their e-commerce platforms. Additionally, we sell to pure-play online retailers who sell to consumers. We also manufacture for and sell to select leading global athletic and lifestyle consumer brand companies who distribute these products within the retail channel through their own retail establishments, e-commerce platforms, and/or through third-party retailers.



The following table summarizes our current primary product offering under Company and licensed brands:

Primary products	Product-line details	Brands
Activewear	T-shirts, fleece tops and bottoms, sport shirts, polos and tank tops	Gildan®, Gildan Performance®, Gildan® Hammer®, Gildan Softstyle®, Gildan® Heavy Cotton™, Gildan® Ultra Cotton®, Gildan DryBlend®, Gildan® HeavyBlend™, Comfort Colors®, American Apparel®, Champion®[2]
Hosiery	athletic, dress, casual and workwear socks, liner socks, and socks for therapeutic purposes[1]	Gildan®, GoldToe®, Signature Gold by GoldToe®, GoldToe Edition™, Peds®, MediPeds®, All Pro®, Powersox®
Underwear	men's and boys' underwear (tops and bottoms) and ladies panties	Gildan®, Gildan Platinum®

(1) Applicable only to MediPeds®.
(2) Under an exclusive licensing agreement for the printwear channel in the U.S. and Canada.

3.2.2 Manufacturing

The vast majority of our products are manufactured in facilities that we own and operate. To a much lesser extent, we also use third-party contractors to supplement certain product requirements. Our vertically integrated operations range from start to finish of the garment production process and include capital-intensive yarn-spinning, textile and sock manufacturing facilities, as well as labour-intensive sewing facilities. Our manufacturing operations are situated in four main hubs, specifically in the United States, Central America, the Caribbean, and Bangladesh. All of our yarn-spinning operations are located in the United States, while textile, sewing, and sock manufacturing operations are situated in the other geographical hubs mentioned above, the largest of which is in Honduras in Central America.

In order to support further sales growth, continue to drive an efficient and competitive cost structure, and enhance geographic diversification in our supply chain, we are expanding manufacturing capacity with a significant expansion in Bangladesh, which involves the development of a large multi-plant manufacturing complex expected to house two large textile facilities and related sewing operations. The construction of the first textile and sewing complex is largely completed and ramped-up.

The following table provides a summary of our primary manufacturing operations by geographic region:

	United States	Central America	Caribbean	Asia
Yarn-spinning facilities[1]: conversion of cotton, polyester and other fibres into yarn	■ Salisbury, NC ■ Mocksville, NC ■ Eden, NC ■ Clarkton, NC ■ Sanford, NC (2 facilities) ■ Mayodan, NC			
Textile facilities: knitting yarn into fabric, dyeing and cutting fabric		■ Honduras (4 facilities)	■ Dominican Republic	■ Bangladesh (2 facilities)
Sewing facilities[2]: conversion of cut fabric into garments		■ Honduras (2 facilities) ■ Nicaragua (5 facilities)	■ Dominican Republic (3 facilities)	■ Bangladesh (3 facilities)
Garment-dyeing[3]: pigment dyeing or reactive dyeing process (Pigment Pure™)		■ Honduras		
Hosiery manufacturing facilities: conversion of yarn into finished socks		■ Honduras		

(1) While the majority of our yarn requirements are internally produced, we also use third-party yarn-spinning suppliers, primarily in Asia for our Bangladesh operations, to satisfy the remainder of our yarn needs. The majority of cotton used by our Asian contractors is U.S. cotton.

(2) Although the majority of our sewing facilities are Company-operated, we also use the services of third-party sewing contractors, primarily in Central America and Haiti, to satisfy the remainder of our sewing requirements.

(3) Garment dyeing is a feature of our Comfort Colors® products only, a proprietary dyeing process under the name Pigment Pure™ which involves a different dyeing process than how we typically dye the majority of our products at our textile facilities.



3.2.3 Sales, marketing and distribution

Our global sales and marketing office is located in Christ Church, Barbados, out of which we have established customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, production planning, inventory control, and logistics, as well as finance, human resources and information technology functions. We also maintain sales support offices in the U.S. We have established extensive distribution operations primarily through internally managed and operated large distribution centres and some smaller facilities in the U.S., a large distribution facility in Honduras, as well as a distribution facility in Bangladesh. To supplement some of our distribution needs, we also use third-party warehouses in North America and Europe.

3.2.4 Employees and corporate office

We currently employ approximately 50,000 employees worldwide. Our corporate head office is located in Montreal, Canada.

3.3 Competitive environment

Competition in the basic apparel market is generally based upon service and product availability, price, quality, comfort and fit, style, and brand. We compete on these factors by leveraging our competitive strengths, including our strategically located and vertically integrated manufacturing supply chain, scale, cost structure, global distribution, and our brand positioning in the markets we serve. We believe our manufacturing skill set, together with our large-scale, low-cost vertically integrated supply chain infrastructure that we have developed through significant investments over time, are key competitive strengths and differentiators from our competition.

We face competition from large and smaller U.S. based and foreign manufacturers or suppliers of basic family apparel. Among the larger competing North American-based manufacturers are Hanesbrands Inc., as well as Fruit of the Loom, Inc., a subsidiary of Berkshire Hathaway Inc., which competes through its own brand offerings and those of its subsidiary, Russell Corporation, depending on the channel. These companies manufacture in some of the same geographies as Gildan and compete primarily within the same basic apparel product categories in similar channels of distribution in North America and international markets. In socks and underwear, our competitors also include Renfro Corporation, Jockey International, Inc., and Kayser Roth Corporation. In addition, we compete with smaller U.S. based companies selling to or operating as wholesale distributors of imprintables activewear products, including Next Level Apparel, Color Image Apparel, Inc. (owner of the Bella + Canvas brand), as well as Central American, Mexican and Asian manufacturers that supply products in the imprintables channel. Although we also compete with some of our customers' own private brand offerings, we also supply products to certain customers that are seeking strategic suppliers with our type of manufacturing capabilities to support their private brand offerings. Finally, the Company does not expect to be impacted at this juncture by the new U.S. administration's tariffs as announced to date, with respect to China, Canada and Mexico.

3.4 Recent events

On December 11, 2023, the Company's then Board of Directors (the "Previous Board") announced the termination of the Company's President and Chief Executive Officer, Glenn Chamandy. On such date, the Previous Board appointed Vince Tyra as President and Chief Executive Officer, and Mr. Tyra took office in the first quarter of fiscal 2024, effective on January 15, 2024. Following the termination of Mr. Chamandy, shareholder Browning West and others initiated a campaign and proxy contest against the Previous Board, proposing a new slate of Directors and requesting the reinstatement of Mr. Chamandy as President and Chief Executive Officer. In the second quarter of 2024, on April 22, 2024, in advance of the May 28, 2024 Annual General Meeting of Shareholders ("Annual Meeting"), the Previous Board announced a refreshed Board of Directors ("Refreshed Board") that resulted in the immediate replacement of five Directors, with two additional Directors staying on temporarily but not standing for re-election at the Annual Meeting. On May 23, 2024, five days prior to the Annual Meeting, the Refreshed Board and Mr. Tyra resigned, along with Arun Bajaj, the Company's Executive Vice-President, Chief Human Resources Officer (CHRO) and Legal Affairs. The Refreshed Board appointed Browning West nominees to the Board of Directors (the "New Board"), effective as of that date. On May 24, 2024, the New Board reinstated Mr. Chamandy as President and Chief Executive Officer. On May 28, 2024, the New Board was elected by shareholders at the Annual Meeting. During fiscal 2024, the Company incurred significant expenses relating to the proxy contest, leadership changes and related matters, particularly in the first half of the year, primarily at the direction of the Previous Board and the Refreshed Board, which are referred to in section 5 of this MD&A entitled "Operating results" and explained in more detail in section 16.0 of this MD&A entitled "Definition and reconciliation of non-GAAP financial measures".



On October 1, 2024, the Company's two largest wholesale distributor customers, to which Gildan is a significant supplier, closed a transaction combining their businesses. The combination of these two distributors has increased our customer sales concentration with the combined entity to approximately 39% of our fiscal 2024 net sales. Refer to note 6 and note 27 in the audited consolidated financial statements as at and for the year ended December 29, 2024, for more information on the increased concentration of sales and receivable balances resulting from this business combination.

4.0 STRATEGY

Gildan Sustainable Growth Strategy
Building on a strong foundation, in 2022 the Company launched its "Gildan Sustainable Growth" (GSG) strategy focused on driving organic top and bottom-line growth through three key pillars – capacity expansion, innovation, and ESG. We believe that by leveraging our competitive advantage as a low-cost, vertically integrated manufacturer and successfully executing on well-defined capacity expansion plans, delivering value-driven and innovative products, and leading ESG practices, we will be well positioned to drive strong revenue growth, profitability and effective asset utilization, all of which are expected to allow us to deliver compelling shareholder value creation.

The three pillars of our GSG strategy are:

Capacity-driven growth: *Leveraging our strong competitive advantage as a low-cost vertically integrated manufacturer as we execute on well-defined plans to expand and optimize our global production capacity to support our long-term growth plans*

Executing on our well-defined plans, we have strengthened our vertical integration by expanding our yarn-spinning capabilities through the acquisition and modernization of Frontier Yarns. We are also executing on the first phase of development of a large vertically integrated textile and sewing complex in Bangladesh, as described in more detail in subsection 3.2.2 entitled "Manufacturing" in this MD&A.

Innovation: *Driving leadership in innovation across the organization and all areas of operations aimed at delivering high-quality, value-driven products, increased speed-to-market, operational efficiencies and a reduced environmental footprint*

The Company has identified and defined specific key initiatives, as well as investments aimed at driving innovation in our product development and manufacturing processes, distribution and final products, including fabric features, product fit, fabric adaptability to evolving printing and decorating techniques, and ESG-friendly product attributes. In early 2024, we announced the release of new products, including our improved ultra cotton 2000 T-shirt. We developed a new proprietary cotton technology by re-engineering our entire process from the yarn through to the finished process, enhancing fabric softness, all while improving printability. We are also actively investing in digital tools, predictive analytics, and artificial intelligence to accelerate decision-making across the organization, streamline processes, and optimize supply chain planning.

ESG: *Further increasing our ESG focus across all operations and leveraging our strong ESG standing and progress to enhance our value proposition to all our stakeholders*

In 2024, Gildan embarked on its third year of implementing its Next Generation ESG strategy, which encompasses a broad range of initiatives. These include reducing carbon footprint and water intensity, fostering a circular economy, supporting regional economic development, ensuring respect for human rights, and maintaining safety standards throughout the supply chain. The strategy also embraces a commitment to people, with a focus on investing in our workforce, promoting diversity and inclusion, in addition to enhancing ESG transparency. This strategy includes 10 core targets focused on five different pillars: Climate Energy and Water; Circularity; Human Capital Management; Long Term Value Creation; and Transparency and Disclosure. For more detailed information regarding the process of these initiatives, please refer to Gildan's 2023 ESG report. Information in our 2023 ESG Report does not form part of and is not incorporated by reference in this MD&A.



5.0 OPERATING RESULTS

This MD&A comments on our operations, financial performance, and financial condition as at and for the fiscal year ended December 29, 2024 (fiscal 2024) and the fiscal year ended December 31, 2023 (fiscal 2023).

5.1 Non-GAAP financial measures

We use non-GAAP financial measures and ratios to assess our operating and financial performance, financial condition and leverage, and liquidity. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. In this MD&A, we use non-GAAP financial measures and ratios including: adjusted net earnings; adjusted earnings before income taxes; adjusted diluted EPS; adjusted income tax expense; adjusted effective income tax rate; adjusted gross profit; adjusted gross margin; adjusted selling, general and administrative expenses (adjusted SG&A); adjusted SG&A expenses as a percentage of net sales; adjusted operating income; adjusted operating margin; adjusted EBITDA; and return on adjusted average net assets (adjusted RONA) to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information to investors on the Company's financial performance and financial condition. We also use non-GAAP financial measures including free cash flow, total debt, net debt, net debt leverage ratio and working capital.

We refer the reader to section 16.0 entitled "Definition and reconciliation of non-GAAP financial measures" in this MD&A for the definition and complete reconciliation of all non-GAAP financial measures used and presented by the Company to the most directly comparable IFRS measures.

5.2 Overview and business environment

In the last couple of years, relatively tough macroeconomic conditions prevailed, including higher interest rates, significant inflation and resulting consumer demand and spending headwinds. The overall US apparel market improved slightly in 2024 following muted growth in 2023, as inflationary pressures began to ease and interest rate cuts were implemented. Within the apparel market, our industry has shown signs of resiliency, notably in the printwear industry, marked by continued enthusiasm surrounding experiences, such as travel, concerts, and large events. This said, corporate and promotional end uses do not appear to have recovered from pre-pandemic levels. We also continued to see broad market weakness in the underwear category. We have diligently navigated through the changing environment of the past few years, which has allowed us to deliver strong performance within key categories. Overall, our 2024 net sales have benefited from the slightly improved environment and more specifically from the successful execution of our GSG strategy, including product innovation and our strengthened competitive positioning.

Over the past year, we made significant progress on each of the three pillars of our GSG strategy, optimizing our manufacturing capacity, fostering innovation, and further reinforcing our commitment to ESG. As such, for 2024, we delivered adjusted operating margins[1] of 21.3%, well above 2023 levels, and above our original annual target range of 18% to 20%, a range which was revised higher to 'above 21%' in the third quarter of 2024. We benefited from reduced pressure from the flow through of peak cotton costs in 2023 and we continued to benefit from lower manufacturing input costs.

5.3 Business acquisitions/dispositions and facility closures

Fiscal 2023 (year ended December 31, 2023)

During fiscal 2023, Gildan closed its San Miguel sewing facility located in Choloma, Honduras. This decision was based on market conditions, global competition and the need to optimize and diversify our operations. We also closed one of two yarn spinning plants located in Salisbury, North Carolina, consolidating this capacity into the Mocksville facility, also located in North Carolina, as part of our ongoing efforts to optimize ring spun yarn production and drive an efficient, competitive manufacturing platform.

Fiscal 2022 (year ended January 1, 2023)

During fiscal 2022 the Company sold a yarn spinning facility located in the U.S., which was the smallest of the four facilities that the Company acquired on December 10, 2021 as part of the Frontier Yarns acquisition. The sale included the disposition of inventory, equipment, goodwill and the transfer of a leasehold interest and related lease liability.



During the fourth quarter of fiscal 2022, the Company sold its sheer inventory and trademarks for total proceeds of $6 million. The gain on disposal of these assets was insignificant.

5.4 Global Minimum Tax ("GMT")

On June 20, 2024, the Government of Canada enacted the Global Minimum Tax Act ("GMTA"), implementing the key measures of the OECD's Pillar Two global minimum tax regime in Canada, including the income inclusion rule and a domestic minimum top-up tax. The enactment of these rules in Canada ensures that Canadian-based multinational enterprises with annual revenues of €750 million or more are subject to a minimum effective tax rate of 15% on their profits in every jurisdiction where they operate. This is achieved through a system of top-up taxes to bring the enterprise's effective tax rate in each jurisdiction to a minimum of 15%. The GMTA applies to the Company effective January 1, 2024. Under the GMTA, the Company is liable to pay a top-up tax in Canada if the effective tax rate in a jurisdiction is below the 15% minimum rate, as calculated under the Pillar Two rules on a jurisdiction-by-jurisdiction basis.

On May 21, 2024, the Government of Barbados enacted legislation introducing certain tax measures in response to the global implementation of the Pillar Two global minimum tax regime. These measures aim to include raising the corporate tax rate to 9% for most companies and implementing a domestic minimum top-up tax for large multinational enterprises operating in Barbados. Together, these measures aim to ensure that large multinational enterprises operating in Barbados are subject to a minimum effective tax rate of 15% on profits earned in Barbados. As a transitional rule, these measures apply in 2024 only to companies of multinational enterprises headquartered in jurisdictions that have adopted the Pillar Two rules. Consequently, following Canada's enactment of the GMTA on June 20, 2024, these measures apply to the Company's Barbadian subsidiaries effective January 1, 2024, which together comprise the majority of the Company's profits. As a result, effective January 1, 2024, the Company's profits in Barbados are subject to an effective tax rate of 15% under Barbados' domestic legislation, meaning no top-up tax is payable in Canada (refer to subsection 5.6.9 Income taxes in this MD&A for additional information).



5.5 Select annual information

(in $ millions, except per share amounts or otherwise indicated)	2024	2023	2022	Variation 2024-2023 $	%	Variation 2023-2022 $	%
Net sales	3,270.6	3,195.9	3,240.5	74.7	2.3 %	(44.6)	(1.4)%
Gross profit	1,003.7	880.1	992.4	123.6	14.0 %	(112.3)	(11.3)%
Adjusted gross profit[1]	1,003.7	876.9	965.5	126.7	14.5 %	(88.6)	(9.2)%
SG&A expenses	390.8	330.4	326.3	60.4	18.3 %	4.1	1.3 %
Adjusted SG&A expenses[1]	308.1	324.1	326.3	(16.0)	(4.9)%	(2.2)	(0.7)%
Gain on sale and leaseback	—	(25.0)	—	25.0	n.m.	(25.0)	n.m.
Net insurance gains	—	(74.2)	—	74.2	n.m.	(74.2)	n.m.
Restructuring and acquisition-related (recoveries) costs	(5.3)	45.8	0.5	(51.1)	n.m.	45.3	n.m.
Impairment (Impairment reversal) of intangible assets, net of write-downs	—	(40.8)	62.3	40.8	n.m.	(103.1)	n.m.
Operating income	618.2	643.9	603.4	(25.6)	(4.0)%	40.5	6.7 %
Adjusted operating income[1]	695.6	552.8	639.3	142.8	25.8 %	(86.4)	(13.5)%
Adjusted EBITDA[1]	833.8	674.5	764.2	159.3	23.6 %	(89.7)	(11.7)%
Financial expenses	104.2	79.7	37.0	24.5	30.7 %	42.7	115.4 %
Income tax expense	113.2	30.6	24.9	82.6	n.m.	5.7	22.9 %
Net earnings	400.9	533.6	541.5	(132.7)	(24.9)%	(7.9)	(1.5)%
Adjusted net earnings[1]	489.7	452.6	574.7	37.1	8.2 %	(122.1)	(21.2)%
Basic EPS	2.46	3.03	2.94	(0.57)	(18.8)%	0.09	3.1 %
Diluted EPS	2.46	3.03	2.93	(0.57)	(18.8)%	0.10	3.4 %
Adjusted diluted EPS[1]	3.00	2.57	3.11	0.43	16.7 %	(0.54)	(17.4)%
Gross margin[2]	30.7 %	27.5 %	30.6 %	n/a	3.2 pp	n/a	(3.1) pp
Adjusted gross margin[1]	30.7 %	27.4 %	29.8 %	n/a	3.3 pp	n/a	(2.4) pp
SG&A expenses as a percentage of net sales[3]	11.9 %	10.3 %	10.1 %	n/a	1.6 pp	n/a	0.2 pp
Adjusted SG&A expenses as a percentage of net sales[1]	9.4 %	10.1 %	10.1 %	n/a	(0.7) pp	n/a	—
Operating margin[4]	18.9 %	20.1 %	18.6 %	n/a	(1.2) pp	n/a	1.5 pp
Adjusted operating margin[1]	21.3 %	17.3 %	19.7 %	n/a	4.0 pp	n/a	(2.4) pp
Total assets	3,715.1	3,514.9	3,440.2	200.2	5.7 %	74.7	2.2 %
Total non-current financial liabilities	1,235.9	685.0	780.0	550.9	80.4 %	(95.0)	(12.2)%
Net debt[1]	1,568.6	993.4	873.6	575.2	57.9 %	119.8	13.7 %
Diluted weighted average number of common shares outstanding (in '000s)	163,179	176,224	184,532	n/a	n/a	n/a	n/a
Return on adjusted average net assets (Adjusted RONA)[1]	17.9 %	16.2 %	21.0 %	n/a	1.7 pp	n/a	(4.8) pp
Annual cash dividends declared per common share	0.820	0.744	0.676	0.076	10.2 %	0.068	10.1 %
Net debt leverage ratio[1]	1.9	1.5	1.1	n/a	n/a	n/a	n/a

n.m. = not meaningful
n/a = not applicable
(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) Gross margin is defined as gross profit divided by net sales.
(3) SG&A as a percentage of sales is defined as SG&A divided by net sales.
(4) Operating margin is defined as operating income (loss) divided by net sales.
Certain minor rounding variances exist between the consolidated financial statements and this summary.



5.6 Consolidated operating review

5.6.1 Net sales

Net sales by major product group were as follows:

(in $ millions, or otherwise indicated)	**2024**	2023	2022	Variation 2024-2023		Variation 2023-2022	
				$	**%**	$	%
Activewear	**2,831.1**	2,668.0	2,762.5	**163.1**	**6.1 %**	(94.5)	(3.4)%
Hosiery and underwear[(1)]	**439.5**	527.9	478.0	**(88.4)**	**(16.8)%**	49.9	10.5 %
Total net sales	**3,270.6**	3,195.9	3,240.5	**74.7**	**2.3 %**	(44.6)	(1.4)%

(1) Also includes intimates and other fringe products.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Net sales were derived from customers located in the following geographic areas:

(in $ millions, or otherwise indicated)	**2024**	2023	2022	Variation 2024-2023		Variation 2023-2022	
				$	**%**	$	%
United States	$ **2,911.0**	$ 2,858.1	$ 2,846.8	**52.9**	**1.9 %**	11.3	0.4 %
Canada	**107.6**	112.4	122.5	**(4.8)**	**(4.3)%**	(10.1)	(8.2)%
International	**252.0**	225.4	271.2	**26.6**	**11.8 %**	(45.8)	(16.9)%
Total net sales	$ **3,270.6**	$ 3,195.9	$ 3,240.5	**74.7**	**2.3 %**	(44.6)	(1.4)%

Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2024 compared to fiscal 2023
For the year ended December 29, 2024, net sales were $3,271 million, up 2% versus the same period last year, in line with guidance. Excluding the impact of the Under Armour phase-out, which had minimal impact on profitability, net sales were up mid-single digits year over year. In Activewear, we generated sales of $2,831 million, up $163 million or 6%, driven by increased shipments. We saw positive POS trends in North America and observed strong momentum at National accounts, which were partly offset by slightly lower net selling prices. Activewear sales also reflected market share gains in key growth categories, and a strong market response to our recently introduced products featuring key innovations. International sales of $252 million were up 12% versus last year, reflecting demand stabilization and some recovery in POS, as well as distributor inventory replenishment from previously suboptimal levels. In the Hosiery and underwear category, sales were down 17% versus the prior year mainly reflecting the phase out of the Under Armour business, less favourable mix and broader market weakness in the underwear category. Excluding the impact of the Under Armour phase-out, sales for the Hosiery and underwear category increased by mid-single digits year over year.

Fiscal 2023 compared to fiscal 2022
Net sales for the year ended December 31, 2023 of $3,196 million, were down 1%, reflecting a decrease in Activewear sales of 3%, partly offset by an increase in the Hosiery and underwear category of 11%. The decrease in Activewear sales was primarily driven by lower sales volumes compared to the prior year where we saw stronger levels of distributor inventory replenishment, partly offset by slightly higher net selling prices. While overall Activewear POS was soft for the full year, we saw year over year POS trends for this category improve sequentially through the first three quarters of the year, before stabilizing in the fourth quarter. International sales of $225 million were down 17% versus the prior year period mainly due to the non-recurrence of prior year restocking in addition to distributors' cautious inventory management throughout the year, in a challenged market. The increase in the Hosiery and underwear category, primarily reflected the impact of higher unit sales volumes stemming from the expansion of our private label offering and the roll-out of new underwear programs in the mass retail channel, as well as strength in hosiery. Additionally, even though industry-wide demand remained weak for these categories, we benefited from a more favorable demand environment in comparison to 2022, along with the normalization of inventories at retailers.



5.6.2 Gross profit/margin and adjusted gross profit/margin

(in $ millions, or otherwise indicated)	**2024**	2023	2022	**Variation 2024-2023**	Variation 2023-2022
Gross profit	**1,003.7**	880.1	992.4	**123.6**	(112.3)
Adjustments for:					
Impact of strategic product line initiatives[1]	—	—	(1.0)	—	1.0
Net insurance gains[1]	—	(3.1)	(25.9)	**3.1**	22.8
Adjusted gross profit[2]	**1,003.7**	877.0	965.5	**126.7**	(88.5)
Gross margin	**30.7 %**	27.5 %	30.6 %	**3.2 pp**	(3.1) pp
Adjusted gross margin[2]	**30.7 %**	27.4 %	29.8 %	**3.3 pp**	(2.4) pp

(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Gross profit is the result of our net sales less cost of sales. Gross margin reflects gross profit as a percentage of sales. Our cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the costs of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-downs, and duties, as well as net insurance gains as described in note 16(f) to the audited consolidated financial statements as at and for the year ended December 29, 2024. Our reporting of gross profit and gross margin may not be comparable to these metrics as reported by other companies, since some entities include warehousing and handling costs and/or exclude depreciation expense, outbound freight to customers, and royalty costs from cost of sales.

Fiscal 2024 compared to fiscal 2023
The increase in gross profit of $124 million versus the prior year, reflected the increase in sales and gross margin. Gross margin of 30.7%, was up by 320 basis points year over year mainly a result of lower raw material and manufacturing input costs, partly offset by slightly lower net selling prices.

Fiscal 2023 compared to fiscal 2022
The decrease in gross profit and non-GAAP adjusted gross profit in fiscal 2023 reflected lower sales and lower margins. The decline in GAAP gross margin also reflected lower net insurance gains included in cost of sales compared to the prior year (2023: $3 million, 2022: $26 million) which had a 70-basis point impact on margins. These net insurance gains resulted from accrued insurance recoveries from the Company's claim for losses relating to the two hurricanes in Central America in November 2020. Insurance gains in fiscal 2023 related to business interruption losses and are included in a separate caption "Net Insurance Gains" in the Consolidated Statement of Earnings and Comprehensive Income. The decline in both GAAP and adjusted gross margin also reflected the flow-through impact of peak fiber costs in our cost of sales in fiscal 2023, and to a lesser extent higher manufacturing input costs including the impact of lower volumes, partly offset by slightly higher net selling prices.



5.6.3 Selling, general and administrative expenses (SG&A)

(in $ millions, or otherwise indicated)	2024	2023	2022	Variation 2024-2023	Variation 2023-2022
SG&A expenses	**390.8**	330.4	326.3	**60.4**	4.1
Adjustment for:					
Costs relating to proxy contest and leadership changes and related matters	**82.7**	6.3	—	**76.4**	6.3
Adjusted SG&A expenses[1]	**308.1**	324.1	326.3	**(16.0)**	(2.2)
SG&A expenses as a percentage of net sales	**11.9 %**	10.3 %	10.1 %	**1.6 pp**	0.2 pp
Adjusted SG&A expenses as a percentage of net sales[1]	**9.4 %**	10.1 %	10.1 %	**(0.7) pp**	—

(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2024 compared to fiscal 2023
SG&A expenses were $60 million above prior year levels, mainly reflecting higher expenses related to the proxy contest, leadership changes and related matters detailed in the table above. Excluding these charges, adjusted SG&A expenses were down $16 million, reflecting the benefit of the jobs credit introduced by Barbados earlier this year, partly offset by higher variable compensation expenses and higher volume-driven distribution expenses. During the second quarter of fiscal 2024, the Government of Barbados enacted a jobs credit, in order to foster economic activity and employment in Barbados. The jobs credit was effective retroactively to January 1, 2024 and the Company recognized $41.8 million (2023 - nil) during fiscal 2024 as a reduction of SG&A expenses (for purposes of adjusted SG&A expenses, $39.8 million was recognized).

Fiscal 2023 compared to fiscal 2022
The $4 million increase in SG&A expenses in fiscal 2023 compared to fiscal 2022 was primarily due to the impact of the CEO separation costs and related advisory fees on shareholder matters of $6 million and the impact of inflation on overall costs, partially offset by the reversal of impairment of trade receivables, lower variable compensation expenses and the benefit from our cost containment measures. On an adjusted basis, SG&A expenses decreased by $2 million and adjusted SG&A expenses as percentage of sales came in line with prior year at 10.1%.

5.6.4 Gain on sale and leaseback and net insurance gains
During the first quarter of fiscal 2023, the Company entered into an agreement to sell and leaseback one of its distribution centres located in the U.S. The proceeds of disposition were $51 million. The Company recognized a right-of-use asset of $4 million and a lease obligation of $16 million. In addition, a pre-tax gain on sale of $25 million ($16 million after tax) was recognized in the consolidated statements of earnings and comprehensive income in gain on sale and leaseback.

During the second quarter of fiscal 2023, the Company finalized an agreement with the insurer to close its insurance claims related to the two hurricanes which occurred in Central America in November 2020, and received a final insurance claims payment of $74 million, relating to the business interruption portion of its claims. This payment resulted in the recognition of a corresponding gain in the Company's consolidated statement of earnings and comprehensive income in fiscal 2023.



5.6.5 Restructuring and acquisition-related (recoveries) costs

(in $ millions)	2024	2023	2022	Variation 2024-2023	Variation 2023-2022
Employee termination and benefit costs	—	16.6	1.0	**(16.6)**	15.6
Exit, relocation and other costs	**5.6**	10.9	2.2	**(5.3)**	8.7
Net (gain) loss on disposal, write-downs and accelerated depreciation of property, plant and equipment, right-of-use assets, and software related to exit activities	**(10.9)**	18.1	(3.3)	**(29.0)**	21.4
Acquisition-related transaction costs	—	—	0.6	—	(0.6)
Restructuring and acquisition-related (recoveries) costs	**(5.3)**	45.6	0.5	**(50.9)**	45.1

Certain minor rounding variances exist between the consolidated financial statements and this summary.

Restructuring and acquisition-related recoveries in fiscal 2024 related to the following: $2.6 million in net gains from the sale of two previously closed yarn spinning facilities located in the United States, as well as the disposal of certain equipment, $4.9 million in gains on disposals relating to the sublease of a closed distribution facility in the western United States, and $2.2 million net losses mainly related to the completion of previously initiated restructuring activities.

Restructuring and acquisition-related costs in fiscal 2023 related to the following: $27.5 million primarily for the consolidation and closure of manufacturing facilities in Central America in the second quarter of 2023, $11.4 million related to the closure of a yarn-spinning facility in the U.S. in the fourth quarter of fiscal 2023, $3.7 million related to the December 2022 closure of a yarn-spinning plant in the U.S. and the exit cost from terminating a lease on a previously closed yarn facility, and $3.2 million in other costs, including costs incurred to complete restructuring activities that were initiated in fiscal 2022.

Restructuring and acquisition-related costs in fiscal 2022 related to the following: $5 million for the closure of a yarn-spinning plant in the U.S, $2 million in accelerated depreciation of right-of-use assets relating to facilities no longer in use, $1 million in employee termination and benefit costs related to the closure of a distribution center in the U.S., as well $2 million related to the completion of previously initiated restructuring activities, partly offset by a gain of $6 million on business dispositions, and a gain of $3 million on the sale of a former manufacturing facility in Mexico.

5.6.6 Impairment (Impairment reversal) of intangible assets, net of write downs

During fiscal 2024, based on the results of the impairment test performed on December 29, 2024, the estimated recoverable amount for the Hosiery cash-generating unit (CGU) was in excess of its carrying value, and as such there was no impairment identified for the year ended December 29, 2024 relating to intangible assets (both definite and indefinite life) acquired in previous business acquisitions, as described in note 10 to the audited annual consolidated financial statements for the year ended December 29, 2024.

During fiscal 2023, based on the results of the impairment test performed on December 31, 2023, the estimated recoverable amount for the Hosiery cash-generating unit (CGU) was in excess of its carrying value, and as such the Company recorded a non-cash impairment reversal of $41 million at December 31, 2023, relating to intangible assets (both definite and indefinite life) acquired in previous business acquisitions. The events and circumstances that led to this reversal included improved forecasted earnings, and the prevailing outlook for this category.

During fiscal 2022, based on the results of the impairment test performed on January 1, 2023, we recorded an impairment charge for our hosiery cash-generating unit (CGU) of $62 million, relating to intangible assets (both definite and indefinite life) acquired in previous business acquisitions. The impairment charge resulted from a decline in the fair value of the Hosiery CGU, mainly due to the impact of the macroeconomic environment on market conditions at the time.


5.6.7 Operating income and adjusted operating income

(in $ millions, or otherwise indicated)	**2024**	2023	2022	**Variation 2024-2023**	Variation 2023-2022
Operating income	**618.2**	643.9	603.4	**(25.7)**	40.5
Adjustments for:					
Restructuring and acquisition-related (recoveries) costs[1]	**(5.3)**	45.8	0.5	**(51.1)**	45.3
Impairment (Impairment reversal) of intangible assets, net of write-downs[1]	**—**	(40.8)	62.3	**40.8**	(103.1)
Impact of strategic product line initiatives	**—**	—	(1.0)	**—**	1.0
Gain on sale and leaseback	**—**	(25.0)	—	**25.0**	(25.0)
Net insurance gains	**—**	(77.3)	(25.9)	**77.3**	(51.4)
Costs relating to proxy contest and leadership changes and related matters	**82.7**	6.3	—	**76.4**	6.3
Adjusted operating income[2]	**695.6**	552.9	639.3	**142.7**	(86.4)
Operating margin	**18.9 %**	20.1 %	18.6 %	**(1.2) pp**	1.5 pp
Adjusted operating margin[2]	**21.3 %**	17.3 %	19.7 %	**4.0 pp**	(2.4) pp

(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.

(2) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.

Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2024 compared to fiscal 2023

The decrease in operating income mainly reflected the non-recurrence of the favorable items that benefited 2023 described in the section below, and the significantly higher expenses for the proxy contest, leadership changes and related matters in 2024, partly offset by the increase in gross profit. Adjusted operating income was up $143 million year over year primarily driven by an increase in sales and a higher adjusted operating margin. The 400 basis point increase in adjusted operating margin largely reflected a higher gross margin in the year, and lower adjusted SG&A expenses as a percentage of net sales.

Fiscal 2023 compared to fiscal 2022

The increase in operating income mainly reflected the favorable impact from the reversal of a portion of a prior year non-cash impairment charge for our Hosiery cash-generating unit (CGU) recorded in 2022, the higher insurance accounting gains compared to the prior year and the gain on sale and leaseback partly offset by higher restructuring costs. On an adjusted basis, we generated lower operating income which was driven primarily by the year-over-year decrease in sales and lower adjusted operating margin. The decrease of 240 basis points on an adjusted operating margin basis largely reflected gross margin pressure in the year.



5.6.8 Financial expenses, net

(in $ millions)	2024	2023	2022	Variation 2024-2023	Variation 2023-2022
Interest expense on financial liabilities recorded at amortized cost	**80.3**	53.4	25.7	**26.9**	27.7
Bank and other financial charges	**22.2**	22.3	10.5	**(0.1)**	11.8
Interest accretion on discounted lease obligation	**4.8**	3.4	3.1	**1.4**	0.3
Interest accretion on discounted provisions	**0.4**	0.4	—	**—**	0.4
Foreign exchange (gain) loss	**(3.5)**	0.2	(2.3)	**(3.7)**	2.5
Financial expenses, net	**104.2**	79.7	37.0	**24.5**	42.7

Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2024 compared to fiscal 2023

The increase in interest expense in fiscal 2024 compared to fiscal 2023 was mainly due to the impact of higher average borrowing levels, with the Company repurchasing 17.7 million shares during the year, as well as the impact of higher effective interest rates on our long-term debt bearing interest at variable rates. Foreign exchange gains and losses in both periods relate primarily to the revaluation of net monetary assets denominated in foreign currencies.

The Company has entered into foreign exchange cross-currency swap contracts to hedge the exposure to foreign currency exchange on the principal amount and interest payments of the senior unsecured Canadian notes. Accordingly, the Company is not exposed to foreign exchange gains or losses on its senior unsecured Canadian notes.

Fiscal 2023 compared to fiscal 2022

The increase in interest expense in fiscal 2023 compared to fiscal 2022 was mainly due to the impact of higher effective interest rates on our long-term debt bearing interest at variable rates, representing an increase of 210 basis points compared to fiscal 2022, as well as higher average borrowing levels. The increase in bank and other financial charges was mainly due to higher fees incurred for our receivables sale program, primarily relating to higher variable rates and to a lesser extent increased volumes under this program. Foreign exchange gains and losses in both periods relate primarily to the revaluation of net monetary assets denominated in foreign currencies.

5.6.9 Income taxes

The Company's average effective tax rate is calculated as follows:

(in $ millions, or otherwise indicated)	2024	2023	2022	Variation 2024-2023	Variation 2023-2022
Earnings before income taxes	**514.1**	564.2	566.4	**(50.1)**	(2.2)
Income tax expense	**113.2**	30.6	24.9	**82.6**	5.7
Average effective income tax rate	**22.0 %**	5.4 %	4.4 %	**16.6 pp**	1.0 pp

Certain minor rounding variances exist between the consolidated financial statements and this summary.



(in $ millions, or otherwise indicated)	**2024**	2023	2022	**Variation 2024-2023**	Variation 2023-2022
Income tax expense:					
Tax expense excluding impact of Global Minimum Tax ("GMT") and other items below	**21.3**	20.6	27.6	**0.7**	(7.0)
Impact of increase in corporate tax rate	**47.5**	—	—	**47.5**	—
Impact of GMT top-up tax	**33.0**	—	—	**33.0**	—
Income tax expense relating to restructuring charges and other adjustments	**0.5**	10.0	7.2	**(9.5)**	2.8
Income tax recovery related to the revaluation of deferred income tax assets and liabilities	—	—	(9.9)	—	9.9
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities	**10.9**	—	—	**10.9**	—
Total income tax expense	**113.2**	30.6	24.9	**82.6**	5.7
Adjustments for:					
Income tax recovery (expense) relating to restructuring charges and other adjustments	**(0.5)**	(10.0)	(7.2)	**9.5**	(2.8)
Income tax recovery related to the revaluation of deferred income tax assets and liabilities	—	—	9.9	—	(9.9)
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities	**(10.9)**	—	—	**(10.9)**	—
Adjusted income tax expense[3]	**101.8**	20.6	27.6	**81.2**	(7.0)
Earnings before income taxes	**514.1**	564.2	566.4	**(50.1)**	(2.2)
Adjustments[1][4]	**77.4**	(91.0)	35.9	**168.4**	(126.9)
Adjusted earnings before income taxes[3]	**591.5**	473.2	602.3	**118.3**	(129.1)
Average effective income tax rate[2]	**22.0 %**	5.4 %	4.4 %	**16.6 pp**	1.0 pp
Adjusted effective income tax rate[3]	**17.2 %**	4.4 %	4.6 %	**12.8 pp**	(0.2) pp

(1) See subsection entitled "Certain adjustments to non-GAAP measures" for additional information on adjustments in section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.

(2) Average effective income tax rate is calculated as income tax expense divided by earnings before income taxes.

(3) Adjusted income tax expense and adjusted earnings before income tax are non-GAAP financial measures, and adjusted effective income tax rate is a non-GAAP ratio calculated as adjusted income tax expense divided by adjusted earnings before income taxes. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.

(4) Adjustments for the fiscal year ended 2024 of $77.4 million include $82.7 million in costs relating to proxy contest and leadership changes and related matters, partially offset by $5.3 million for restructuring and acquisition-related recoveries. Adjustments for the fiscal year ended 2023 of $91.0 million (gain), consisting of $77.3 million of net insurance gains, a $25.0 million pretax gain on sale and leaseback and a $40.8 million (gain) for the reversal of impairment of intangible assets, partially offset by $45.8 million (loss) for restructuring and acquisition related costs, and $6.3 million (loss) relating to proxy contest and leadership changes and related matters. Adjustments for fiscal 2022 of $35.9 million, include $62.3 million (loss) for the impairment of intangible assets, a $0.5 million (loss) for restructuring and acquisition related costs, partially offset by $25.9 million in net insurance gains and $1.0 million for the impact of strategic product line initiatives.

Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.



Fiscal 2024 compared to fiscal 2023
The increase in the income tax expense and average effective tax rate in fiscal 2024 compared to the prior year, is mainly due to the impact of the enactment of GMT in Canada and the enactment of legislation in Barbados introducing certain tax measures in response to the Global implementation of GMT. More specifically, during the second quarter of fiscal 2024, Barbados increased its domestic corporate tax rate applicable to the Company from a sliding scale of 5.5% to 1% to a flat rate of 9%, effective January 1, 2024. In addition, Barbados enacted a domestic minimum top-up tax that applies to the Company effective January 1, 2024, resulting in a top-up tax on the Company's subsidiaries in Barbados. The combined result of these events is an effective tax rate of 15% in Barbados. During fiscal 2024, the Company recognized a current tax expense of $48 million related to the increase in the Barbados corporate tax rate and a $33 million top-up tax on the Company's earnings in Barbados. In addition, the Company recorded a deferred income tax charge of $10.9 million for the fiscal year ended December 29, 2024, for the revaluation of deferred tax assets and liabilities in Barbados as a result of the increase in the Barbados corporate tax rate to 9%.

The average effective tax rate, on a GAAP basis, for 2024 of 22.0% is higher than the adjusted effective tax rate of 17.2%, as the average rate on a GAAP basis included the impact of $82.7 million on charges incurred in Canada relating to the proxy contest, leadership changes and related matters, whereby these charges did not yield any tax benefit in Canada. In addition, the rate on a GAAP basis includes the impact of the $10.9 million deferred income tax charge noted above. The adjusted effective tax rate of 17.2% excludes these two non-recurring items, and was reflective of the adjusted effective tax rate that we expected for the 2024 full year, taking into account the new 15% effective tax rate for the Company's Barbados operations.

Disclosures relating to draft Global Minimum Tax legislation are included in section 5.4 entitled "Global Minimum Tax" of this MD&A.

Fiscal 2023 compared to fiscal 2022
The income tax expense of $31 million in fiscal 2023 includes a $10 million tax charge mainly related to the gain on the sale and leaseback of a distribution centre located in the U.S. The income tax expense in fiscal 2022 of $25 million includes income tax expenses of $7 million relating to gains on asset disposals included within restructuring and acquisition-related costs and $10 million in income tax recoveries relating to the re-recognition of previously de-recognized deferred income tax assets that we expected to recover as a result of the Company's reassessment of the recoverability of its U.S. deferred income tax assets. Excluding the impact of the aforementioned income tax recoveries and excluding the pretax impact of impairment reversals and charges, restructuring and acquisition related costs, CEO separation costs and related advisory fees on shareholder matters, insurance gains and the gain on the sale and leaseback transaction, the average adjusted effective income tax rate for both years was comparable.



5.6.10 Net earnings, adjusted net earnings, earnings per share measures, and adjusted earnings per share

(in $ millions, except per share amounts)	**2024**	2023	2022	**Variation 2024-2023**	Variation 2023-2022
Net earnings	**400.9**	533.6	541.5	**(132.7)**	(7.9)
Adjustments for:					
Restructuring and acquisition-related (recoveries) costs	**(5.3)**	45.8	0.5	**(51.1)**	45.3
Impairment (Impairment reversal) of intangible assets, net of write-downs	—	(40.8)	62.3	**40.8**	(103.1)
Impact of strategic product line initiatives	—	—	(1.0)	—	1.0
Gain on sale and leaseback	—	(25.0)	—	**25.0**	(25.0)
Net insurance gains	—	(77.3)	(25.9)	**77.3**	(51.4)
Costs relating to proxy contest and leadership changes and related matters	**82.7**	6.3	—	**76.4**	6.3
Income tax expense relating to the above-noted adjustments	**0.5**	10.0	7.2	**(9.5)**	2.8
Income tax recovery related to the revaluation of deferred income tax assets and liabilities[1]	—	—	(9.9)	—	9.9
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities	**10.9**	—	—	**10.9**	—
Adjusted net earnings[2]	**489.7**	452.6	574.7	**37.1**	(122.1)
Diluted EPS	**2.46**	3.03	2.93	**(0.57)**	0.10
Adjusted diluted EPS[2]	**3.00**	2.57	3.11	**0.43**	(0.54)

(1) Includes an income tax recovery of nil (2023 - nil, 2022 - $9.9 million) pursuant to the recognition of previously de-recognized (in fiscal 2018 and fiscal 2017 pursuant to the organizational realignment plan) deferred income tax assets as a result of a re-assessment of the probability of realization of such deferred income tax assets.

(2) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.

Certain minor rounding variances exist between the consolidated financial statements and this summary.

Fiscal 2024 compared to fiscal 2023

In fiscal 2024, the significant reduction in GAAP net earnings compared to the previous year was driven by the lower operating income (reflecting the combined impact of various non-recurring net gains in 2023 and non-recurring charges in 2024 as noted above, which exceeded the impact of higher sales and gross margins) and increased financial expenses and higher income tax expenses resulting from the implementation of GMT. Adjusted net earnings of $490 million was $37 million higher than 2023, with a $143 million increase in adjusted operating income being mostly offset by the higher financial and income tax expense. GAAP diluted EPS were $2.46, down 19%, while adjusted diluted EPS increased by 17% to $3.00 from $2.57 in the prior year, with such increase reflecting the benefit of a lower outstanding share base.

Fiscal 2023 compared to fiscal 2022

In fiscal 2023, the slight decrease in GAAP net earnings compared to the previous year was primarily driven by increased financial and income tax expenses, which more than offset the higher operating income. EPS increased to $3.03 reflecting the impact of the Company's share repurchase program. The decline in adjusted net earnings was driven by both lower adjusted operating income and increased financial expenses, partly offset by lower income tax expenses on an adjusted basis.

5.7 Summary of quarterly results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.



For the three months ended (in $ millions, except share and per share amounts or otherwise indicated)	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
Net sales	**821.5**	891.1	862.2	695.8	782.7	869.9	840.4	702.9
Net earnings	**132.3**	131.5	58.4	78.7	153.3	127.4	155.3	97.6
Net earnings per share								
Basic[1]	**0.86**	0.82	0.35	0.47	0.89	0.73	0.87	0.54
Diluted[1]	**0.86**	0.82	0.35	0.47	0.89	0.73	0.87	0.54
Weighted average number of shares outstanding (in '000s)								
Basic	**153,975**	160,862	168,005	168,869	171,495	175,087	177,624	179,543
Diluted	**154,369**	161,027	168,139	168,977	171,806	175,348	177,902	179,843

(1) Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

5.7.1 Seasonality and other factors affecting the variability of results and financial condition

Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers' decisions to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Although certain products have seasonal peak periods of demand, competitive dynamics may influence the timing of customer purchases causing seasonal trends to vary somewhat from year to year. Historically, demand for T-shirts is lowest in the fourth quarter and highest in the second quarter of the year, when distributors purchase inventory for the peak summer selling season. Historically, demand for fleece is typically highest in advance of the fall and winter seasons, in the second and third quarters of the year. Sales of hosiery and underwear are typically higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season. These seasonal sales trends of our business also result in fluctuations in our inventory levels throughout the year.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibers are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims, which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand and global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts and derivative financial instruments in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs, and trims. Changes in raw material costs are initially reflected in the cost of inventory and only impact net earnings when the respective inventories are sold.

Business acquisitions may affect the comparability of results. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. Subsection 5.6.5 entitled "Restructuring and acquisition-related costs" in this MD&A contains a discussion of costs related to the Company's restructuring actions and business acquisitions. Share repurchases have reduced our number of shares outstanding and increased our net earnings per share (EPS). The effect of asset write-downs, including allowances for expected credit losses, provisions for discontinued inventories, and impairments of long-lived assets can also affect the variability of our results. In the fourth quarter of fiscal 2023, we recorded a reversal of impairment of $41 million relating to our Hosiery cash-generating unit (CGU). Our results of operations for 2023 also include net insurance gains resulting from accrued insurance recoveries for the Company's claims for losses relating to the two hurricanes in Central America in November 2020 (Q1 2023: $3.3 million and Q2 2023: $74 million), as well as a $16 million after-tax gain on the sale and leaseback of a distribution facility located in the United States in Q1 2023. Our results of operations over the past five quarters have been impacted by higher than usual SG&A expenses, due to costs relating to proxy contest and leadership changes and related matters (Q4 2023: $6.3 million, Q1 2024: $19.6 million, Q2 2024 $57.1 million, Q3 2024 $5.5 million, and Q4 2024 $0.4 million), as explained in sections 5.6.3 and 16.0 of this


MD&A, partially offset by the favorable impact of Barbados jobs credit of $41.8 million in fiscal 2024. Our fiscal 2024 results of operations were also impacted by tax reforms, including the enactment of the OECD's Pillar Two global minimum tax regime in Canada and Barbados, as well as an increase in the applicable corporate tax rate in Barbados to 9%. The enactment of the global minimum tax increased the Company's tax expense by $33 million, while the corporate tax rate increase resulted in an additional tax expense of $58.4 million, bringing the total impact of these changes to $91.4 million, as explained in sections 5.4 and 5.6.9 of this MD&A.

Our reported amounts for net sales, cost of sales, SG&A expenses, and financial expenses/income are impacted by fluctuations in certain foreign currencies versus the U.S. dollar as described in the "Financial risk management" section of this MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

5.8 Fourth quarter operating results

For the three months ended (in $ millions, except per share amounts or otherwise indicated)	December 29, 2024	December 31, 2023	Variation $	Variation %
Net sales	821.5	782.7	38.8	5.0 %
Gross profit	253.0	236.6	16.4	6.9 %
Adjusted gross profit[1]	253.0	236.6	16.4	6.9 %
SG&A expenses	78.3	88.3	(10.0)	(11.3)%
Adjusted SG&A expenses[1]	77.9	82.0	(4.1)	(5.0)%
Restructuring and acquisition-related (recoveries) costs	(4.3)	10.9	(15.2)	n.m.
Impairment (Impairment reversal) of intangible assets	—	(40.8)	40.8	n.m.
Operating income	179.0	178.1	0.8	0.5 %
Adjusted operating income[1]	175.1	154.6	20.5	13.3 %
Adjusted EBITDA[1]	208.4	185.4	23.0	12.4 %
Financial expenses	26.9	21.2	5.7	26.8 %
Income tax expense	19.7	3.6	16.1	n.m.
Net earnings	132.3	153.3	(21.0)	(13.7)%
Adjusted net earnings[1]	128.2	129.2	(1.0)	(0.8)%
Basic EPS	0.86	0.89	(0.03)	(3.4)%
Diluted EPS	0.86	0.89	(0.03)	(3.4)%
Adjusted diluted EPS[1]	0.83	0.75	0.08	10.7 %
Gross margin	30.8 %	30.2 %	n/a	0.6 pp
Adjusted gross margin[1]	30.8 %	30.2 %	n/a	0.6 pp
SG&A expenses as a percentage of net sales	9.5 %	11.3 %	n/a	(1.8) pp
Adjusted SG&A expenses as a percentage of net sales[1]	9.5 %	10.5 %	n/a	(1.0) pp
Operating margin	21.8 %	22.8 %	n/a	(1.0) pp
Adjusted operating margin[1]	21.3 %	19.7 %	n/a	1.6 pp
Diluted weighted average number of common shares outstanding (in '000s)	154,369	171,806	n/a	n/a

n.m. = not meaningful
n/a = not applicable
(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the consolidated financial statements and this summary.


Net sales by major product group were as follows:

| | Three months ended | | | |
| | December 29, 2024 | December 31, 2023 | Variation ($) | Variation (%) |
(in $ millions, or otherwise indicated)				
Activewear	**714.1**	644.0	70.2	10.9 %
Hosiery and underwear	**107.4**	138.7	(31.4)	(22.6)%
	821.5	782.7	38.8	5.0 %

Certain minor rounding variances exist between the consolidated financial statements and this summary.

Net sales were derived from customers located in the following geographic areas:

| | Three months ended | | | |
| | December 29, 2024 | December 31, 2023 | Variation ($) | Variation (%) |
(in $ millions, or otherwise indicated)				
United States	**730.6**	699.5	31.1	4.4 %
Canada	**26.5**	29.7	(3.2)	(10.7)%
International	**64.4**	53.5	10.9	20.3 %
	821.5	782.7	38.8	5.0 %

Certain minor rounding variances exist between the consolidated financial statements and this summary.

Net sales were $822 million, up 5% over the prior year. Excluding the impact of the Under Armour phase-out, net sales were up low double digits. Activewear sales of $714 million, were up 11% driven by higher sales volumes. We saw positive POS across channels and product lines and continued to capture market share in key growth categories. Furthermore, we saw continued POS strength with National Account customers, driven by our competitive positioning and as we continue to benefit from recent changes in the industry landscape. International sales increased by 20% year over year. In addition to higher year over year sell-through in certain international markets, distributors continued to replenish inventory. In the Hosiery and underwear category, net sales were down 23% versus the prior year, as expected, mainly owing to the phase out of the Under Armour business. Excluding the impact of the Under Armour phase-out, sales for the Hosiery and underwear category were up high single digits in the fourth quarter.

We generated gross profit of $253 million, or 30.8% of sales, versus $237 million, or 30.2% in the prior year representing a 60-basis points improvement which was primarily driven by lower raw material costs.

SG&A expenses were $78 million compared to $88 million in the prior year. Adjusting for charges related to the proxy contest and leadership changes, adjusted SG&A expenses were $78 million, or 9.5% of net sales, compared to $82 million or 10.5% of net sales for the same period last year. The year over year reduction reflected the positive benefit of the jobs credit introduced by Barbados earlier this year partly offset by higher variable compensation expenses and higher volume-driven distribution expenses.

The Company generated operating income of $179 million, or 21.8% of net sales versus $178 million, or 22.8% of net sales for the same period last year, with the benefit of higher gross profit and lower SG&A expenses and lower restructuring expenses being offset by the non-recurrence of the 2023 reversal of impairment. Adjusted operating income was $175 million, or 21.3% of net sales, up $21 million or 160 basis points compared to the prior year, reflecting the higher sales and gross margins, and the decrease in adjusted SG&A expenses.

Net financial expenses of $27 million, were up $6 million versus the prior year due to higher interest rates and higher borrowing levels with the Company repurchasing over 4 million shares in the quarter. Reflecting the impact of the enactment of Global Minimum Tax (GMT) in Canada and Barbados, the Company's effective income tax rate was 13.0% versus 2.3% last year, and the adjusted effective income tax rate[1] for the quarter was 13.4% versus 3.1% last year.

Net earnings of $132 million were down $21 million versus the prior year, due to the higher financial and income tax expenses, while adjusted net earnings were essentially flat versus 2023, as higher adjusted operating income was offset by higher financial and income tax expenses. After reflecting the positive benefit of a lower outstanding share base, GAAP diluted EPS were $0.86, down 3% versus the prior year, while adjusted diluted EPS were $0.83 compared to $0.75 last year, up 11% year over year.



6.0 FINANCIAL CONDITION

6.1 Current assets and current liabilities

(in $ millions)	December 29, 2024	December 31, 2023	Variation
Cash and cash equivalents	98.8	89.6	9.2
Trade accounts receivable	542.4	412.5	129.9
Inventories	1,110.6	1,089.4	21.2
Prepaid expenses, deposits and other current assets	107.0	96.0	11.0
Accounts payable and accrued liabilities	(490.1)	(408.3)	(81.8)
Current portion of lease obligations	(17.7)	(14.2)	(3.6)
Income taxes payable	(29.7)	(1.6)	(28.0)
Current portion of long-term debt	(300.0)	(300.0)	—
Total working capital[(1)]	1,021.3	963.4	57.9
Current ratio[(2)]	2.2	2.3	n.m.

n.m. = not meaningful
(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) Current ratio is defined as current assets divided by current liabilities.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

- The increase in trade accounts receivable (which are net of accrued sales discounts) compared to the end of fiscal 2023 was mainly due to the impact of higher days sales outstanding (DSO) as a result of longer payment terms, as well as higher net sales compared to the fourth quarter of 2023.

- The slight increase in inventories during fiscal 2024 was mainly due to a slight increase in inventory volumes, offset by a decrease in average unit costs.

- The increase in accounts payable and accrued liabilities is mainly due to the impact of higher purchase volumes, higher days of purchases in payables, as well as higher accruals for variable compensation expenses.

- The increase in income taxes payable is mainly due to the impact of GMT, partially offset by higher tax installment payments and other offsets.

- Working capital was $1,021 million as at December 29, 2024, compared to $963 million as at December 31, 2023. The current ratio at the end of fiscal 2024 was 2.2 compared to 2.3 at the end of fiscal 2023.

6.2 Property, plant and equipment, right-of-use assets, intangible assets, and goodwill

(in $ millions)	Property, plant and equipment	Right-of-use assets	Intangible assets	Goodwill
Balance, December 31, 2023	1,174.5	81.4	261.4	271.7
Additions	142.5	34.9	5.1	—
Depreciation and amortization	(111.1)	(14.1)	(13.2)	—
Net carrying amounts of disposals, write-downs and impairments	(32.7)	(6.6)	—	—
Balance, December 29, 2024	1,173.2	95.6	253.3	271.7

Certain minor rounding variances exist between the consolidated financial statements and this summary.

- The slight decrease in property, plant and equipment reflects the impact of depreciation, and the sale of two former yarn spinning facilities located in the U.S., largely offset by capital expenditures related to the expansion of textile and sewing manufacturing operations, as well as modernization of the yarn facilities obtained through the acquisition of Frontier Yarns in December 2021.



- The increase in right-of-use assets mainly reflects increases from manufacturing and distribution facility lease renewals entered into during 2024, partially offset by the impact of depreciation, as well as disposals mainly for a closed distribution facility in the western U.S (refer to subsection 5.6.5 Restructuring and acquisition-related costs (recoveries) for additional information).

- Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements, and computer software. The decrease in intangible assets mainly reflects the amortization of $13 million.

6.3 Other non-current assets and non-current liabilities

(in $ millions)	**December 29, 2024**	December 31, 2023	Variation
Deferred income tax assets	**21.8**	24.0	(2.2)
Other non-current assets	**40.8**	14.3	26.5
Long-term debt	**(1,235.9)**	(685.0)	(550.9)
Lease obligations	**(99.7)**	(83.9)	(15.8)
Deferred income tax liabilities	**(28.6)**	(18.1)	(10.5)
Other non-current liabilities[(1)]	**(56.8)**	(46.3)	(10.5)

(1) Other non-current liabilities include provisions, employee benefit obligations and derivative financial instruments.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

- See section 8.0 entitled "Liquidity and capital resources" in this MD&A for the discussion on long-term debt.

- Other non-current assets includes the impact of a sublease asset for a closed distribution facility in the western United States, as well as the non-current portion of accrued Barbados jobs credit.

- The increase in lease obligations mainly reflects the impact of manufacturing and distribution facility lease renewals entered into during 2024, partially offset by the impact of payments made during the year.

- The net increase in deferred income tax liabilities is mainly due to the revaluation of deferred tax assets and liabilities resulting from the increase in the Barbados statutory tax rate, as explained in section 5.6.9 Income taxes in this MD&A.

- Other non-current liabilities include provisions, employee benefit obligations and certain derivative financial instrument liabilities. The increase is mainly due to the fair value of derivative financial instrument liabilities relating to cross-currency debt and interest rate swap contracts entered into during the fourth quarter of 2024.



7.0 CASH FLOWS

7.1 Cash flows from (used in) operating activities

(in $ millions)	2024	2023	Variation
Net earnings	**400.9**	533.6	(132.7)
Adjustments for:			
Depreciation and amortization	**138.2**	121.6	16.6
Non-cash restructuring (recoveries) costs related to property, plant and equipment, right-of-use assets, and computer software	**(10.9)**	18.1	(29.0)
Impairment (Impairment reversal) of intangible assets, net of write-downs	**—**	(40.8)	40.8
Cash settled share-based awards in connection with outgoing executives' termination benefits	**(15.4)**	—	(15.4)
Gain on disposal of PP&E and right-of-use assets	**(0.2)**	(24.6)	24.4
Share-based compensation	**64.5**	27.0	37.5
Deferred income taxes	**12.7**	10.1	2.6
Other	**(22.4)**	(14.0)	(8.4)
Changes in non-cash working capital balances	**(65.9)**	(84.5)	18.6
Cash flows from operating activities	**501.5**	546.5	(45.0)

Certain minor rounding variances exist between the consolidated financial statements and this

- Operating cash flows for fiscal 2024 were negatively impacted by cash outlays of approximately $75 million related to the proxy contest and leadership changes, while operating cash flows for fiscal 2023 were positively impacted by proceeds relating to the finalization of the Company's insurance claim of $74 million. The overall decrease in cash flows in operating activities of $45 million reflects the combined impact of these non-recurring items ($149 million year over year decrease in operating cash flow), partially offset by improved cash flows resulting from higher adjusted net earnings and a slightly lower increase in non-cash working capital balances compared to last year.

- The net increase in non-cash working capital was $66 million in fiscal 2024, compared to a net increase of $84 million during fiscal 2023. The lower increase in working capital compared to last year was mainly due to an increase in accounts payable and accrued liabilities and income taxes payable compared to decreases in the same period last year, which was mostly offset by the non recurrence of a large decrease in inventories last year.



7.2 Cash flows from (used in) investing activities

(in $ millions)	2024	2023	Variation
Purchase of property, plant and equipment	(145.3)	(203.3)	58.0
Purchase of intangible assets	(5.0)	(4.7)	(0.3)
Business dispositions (acquisitions)	—	—	—
Proceeds from sale and leaseback, disposal of assets held for sale and other disposals of PP&E	38.2	53.2	(15.0)
Cash flows used in investing activities	(112.1)	(154.8)	42.7

Certain minor rounding variances exist between the consolidated financial statements and this summary.

- The decrease in cash flows used in investing activities in fiscal 2024 was mainly due to planned lower capital expenditures compared to last year, partially offset by lower proceeds from asset disposals.

- Capital expenditures[1] during fiscal 2024 are described in section 6.2 of this MD&A entitled "Property, plant and equipment, right-of-use assets, intangible assets, and goodwill", and our projected capital expenditures for the next fiscal year are discussed in section 8.0 entitled "Liquidity and capital resources" in this MD&A.

7.3 Free cash flow

(in $ millions)	2024	2023	Variation
Cash flows from operating activities	501.4	546.6	(45.2)
Cash flows used in investing activities	(112.1)	(154.9)	42.8
Adjustment for:			
Business (dispositions) acquisitions	—	—	—
Free cash flow[1]	389.3	391.7	(2.4)

(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.

Certain minor rounding variances exist between the consolidated financial statements and this summary.

- For fiscal 2024, the year-over-year slight decrease in free cash flow of $2 million was mainly due to the $45 million decrease in operating cash flows (as explained in section 7.1 of this MD&A entitled "Cash flows from (used in) operating activities"), partially offset by the changes in cash flows used in investing activities of $43 million (as explained in section 7.2 of this MD&A entitled "Cash flows from (used in) investing activities").

1 Capital expenditures include purchases of property, plant and equipment and intangible assets.



7.4 Cash flows from (used in) financing activities

(in $ millions)	**2024**	2023	Variation
Decrease in amounts drawn under revolving long-term bank credit facility	**(235.0)**	(95.0)	(140.0)
Proceeds from term loan	**300.0**	—	300.0
Payment of notes	**—**	(150.0)	150.0
Proceeds from issuance of Senior unsecured notes	**500.0**	—	500.0
Proceeds from delayed draw term loan	**—**	300.0	(300.0)
Payment of lease obligations	**(15.2)**	(24.9)	9.7
Dividends paid	**(133.5)**	(131.8)	(1.7)
Proceeds from the issuance of shares	**6.9**	55.1	(48.2)
Repurchase and cancellation of shares	**(755.6)**	(360.5)	(395.1)
Share repurchases for settlement of non-Treasury RSUs	**(27.7)**	(26.2)	(1.5)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	**(19.2)**	(19.5)	0.3
Cash flows used in financing activities	**(379.3)**	(452.8)	73.5

Certain minor rounding variances exist between the consolidated financial statements and this summary.

- Cash flows used in financing activities for fiscal 2024 mainly reflected the repurchase and cancellation of common shares under NCIB programs as discussed in section 8.5 of this MD&A, and the payment of dividends, partially offset by net cash inflows relating to long-term debt. See section 8.0 of this MD&A entitled "Liquidity and capital resources" for the discussion on long-term debt.

- Cash flows used in financing activities for fiscal 2023 mainly reflected the repurchase and cancellation of common shares under NCIB programs, the payment of dividends, and payments made during the period on lease obligations, partially offset by net long-term debt proceeds and proceeds from the issuance of shares relating to the exercise of employee stock options.

8.0 LIQUIDITY AND CAPITAL RESOURCES

8.1 Capital allocation framework

Historically, our primary uses of funds have been for working capital requirements, capital expenditures, business acquisitions, and the payment of dividends and share repurchases, which we have funded with cash generated from operations and with funds drawn from our long-term debt facilities. We have established a capital allocation framework intended to enhance sales and earnings growth as well as shareholder returns. After funding working capital needs, our first priority of cash use is to fund our organic growth with the required capital investments. Beyond these requirements, our next priorities for capital allocation are to support our dividends and for opportunistic complementary acquisitions with a preference towards opportunities that could enhance our supply chain model. In addition, we have used excess cash to repurchase shares under normal course issuer bid programs.

The Company has set a fiscal year-end net debt leverage target ratio[2] of 1.5 to 2.5 times pro-forma adjusted EBITDA for the trailing twelve months (previously 1.5 to 2.0 times), which it believes will provide an efficient capital structure and a framework within which it can execute on its capital allocation priorities. We expect that cash flows from operating activities and the unutilized financing capacity under our long-term debt facilities, as well as our ability to obtain additional debt financing if required, will continue to provide us with sufficient liquidity to fund our organic growth strategy, including anticipated working capital requirements and projected capital expenditures (which are currently planned to be at levels close to 5% of net sales during the next three years), as well as for returning capital to shareholders through dividends and continued share repurchases in line with our leverage framework and value considerations. Refer to note 25 of the audited annual consolidated financial statements for the year ended December 29, 2024 for an update on the Company's liquidity risk.

2 This is a non-GAAP financial ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.


8.2 Long-term debt and net debt and net debt leverage ratio

The Company's long-term debt as at December 29, 2024 is described below.

(in $ millions, or otherwise indicated)	Effective interest rate [1]	Principal amount		Maturity date
		December 29, 2024	December 31, 2023	
Non-current portion of long-term debt				
Revolving long-term bank credit facility, interest at variable U.S. interest rate[2][3]	6.6%	—	235.0	**March 2027**
Senior unsecured Canadian notes, Series 1, interest at fixed rate of 4.36%, payable semi-annually	5.5%	347.1	—	**November 2029**
Senior unsecured Canadian notes, Series 2, interest at fixed rate of 4.71%, payable semi-annually	5.8%	138.8	—	**November 2031**
Term loan, interest at variable U.S. interest rate, payable monthly[2][4]	4.7%	300.0	300.0	**June 2026**
Term loan facility, interest at variable U.S. interest rate, payable monthly[5]	6.4%	300.0	—	**August 2029**
Notes payable, interest at fixed rate of 2.91%, payable semi-annually[6]	2.9%	100.0	100.0	**August 2026**
Notes payable, interest at Adjusted SOFR plus a spread of 1.57%, payable quarterly[6][7]	2.9%	50.0	50.0	**August 2026**
		1,235.9	685.0	
Current portion of long-term debt				
Delayed draw term loan (DDTL), interest at variable U.S. interest rate, payable monthly[2][4][8]	6.9%	300.0	300.0	**May 2025**
		300.0	300.0	
Long-term debt		**1,535.9**	**985.0**	

(1) Represents the annualized effective interest rate for the year ended December 29, 2024, including the cash impact of interest rate swaps, where applicable.
(2) Secured Overnight Financing Rate (SOFR) advances at adjusted Term SOFR (includes a 0% to 0.25% reference rate adjustment) plus a spread ranging from 1% to 3%.
(3) The Company's committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $10.8 million (December 31, 2023 - $36.0 million) has been committed against this facility to cover various letters of credit.
(4) The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the term loan agreements and its amendments).
(5) The term loan facility can be prepaid in whole or in part at any time with no penalties. U.S. Base Rate Advances at U.S. Base rates or SOFR advances at adjusted Term SOFR (includes a 0.10% reference rate adjustment) plus a spread ranging from 1% to 2% based on the Company's total net debt to EBITDA ratio (as defined in the term loan agreement).
(6) The unsecured notes issued to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the note purchase agreement.
(7) Adjusted SOFR rate is determined on the basis of floating rate notes that bear interest at a floating rate plus a spread of 1.57%.
(8) On May 26, 2023, the Company amended its $300 million term loan to include an additional $300 million delayed draw term loan ("DDTL") with a one year maturity from the effective date. All other terms of the agreement remained unchanged.

On November 22, 2024, the Company issued 4.362% Series 1 senior unsecured notes ("Series 1 notes") with a principal amount of $500 million in Canadian dollars ($357.1 million in U.S. dollars), which mature on November 22, 2029. Additionally, on the same date, the Company issued 4.711% Series 2 senior unsecured notes ("Series 2 notes") with a principal amount of $200 million in Canadian dollars ($142.9 million in U.S. dollars), which mature on November 22, 2031. The notes were offered in Canada on a private placement basis.

The Series 1 notes and Series 2 notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the combined principal at US$500 million. Interest on these senior unsecured Canadian notes is payable semi-annually. Refer to note 14, Financial instruments, of the annual consolidated financial statements for additional information.



On August 30, 2024, the Company entered into an unsecured committed five-year term loan agreement for a total principal amount of $300 million. The term loan is non-revolving and provides for a spread added to the adjusted Term SOFR based on the total net debt to EBITDA ratio (as defined in the term loan agreement).

On May 26, 2023, the Company amended its other $300 million term loan to include an additional $300 million delayed draw term loan ("DDTL") with a one year maturity from the effective date. All other terms of the agreement remained unchanged. The proceeds of this term loan were in part used to pay the $150 million of U.S. private placement notes payable that matured in August 2023.

The Company was in compliance with all financial covenants as at December 29, 2024. The Company expects to maintain compliance with its covenants over the next twelve months, based on its current expectations and forecasts.

(in $ millions)	December 29, 2024	December 31, 2023
Long-term debt (including current portion)	1,535.9	985.0
Bank indebtedness	—	—
Derivative financial instrument liabilities on Canadian Senior unsecured notes	14.1	—
Lease obligations (including current portion)	117.4	98.1
Total debt[1]	1,667.4	1,083.1
Cash and cash equivalents	(98.8)	(89.6)
Net debt[1]	1,568.6	993.5

(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.

Certain minor rounding variances exist between the consolidated financial statements and this summary.

The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio as defined in section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A. The Company's net debt leverage ratio as at December 29, 2024, was 1.9 times (December 31, 2023 - 1.5 times) which was within the Company's target range of 1.5 times to 2.5 times. The Company's net debt leverage ratio is calculated as follows:

(in $ millions, or otherwise indicated)	December 29, 2024	December 31, 2023
Adjusted EBITDA for the trailing twelve months[1]	833.8	674.5
Adjustment for:		
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months[1]	833.8	674.5
Net debt[1]	1,568.6	993.4
Net debt leverage ratio[1][2]	1.9	1.5

(1) This is a non-GAAP financial measure or ratio. See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.

(2) The Company's net debt to EBITDA ratio for purposes of its term loans and revolving facility was 2.0 and for purposes of U.S. private placement notes was 2.2x at December 29, 2024.

Certain minor rounding variances exist between the consolidated financial statements and this summary.

The total net debt to EBITDA ratios (as defined in the credit facility agreement and its amendments, and in the U.S. private placement note agreement) vary from the definition of the Company's non-GAAP ratio and non-GAAP financial measures "net debt leverage ratio" and "adjusted EBITDA", respectively, as presented in this MD&A in certain respects. The definitions in the loan and note agreements are based on accounting for all leases in accordance with previous accounting principles whereby the Company's leases for premises were accounted for as operating leases, while the Company's reported net debt leverage ratio reflects lease accounting in accordance with the Company's current accounting policies. In addition, adjustments permitted to EBITDA in the loan and note agreements vary from the adjustments used by the Company in calculating its adjusted EBITDA non-GAAP financial measure. As a result of these differences, our total net debt to EBITDA ratio for purposes of our term loans and revolving facility was 2.0x (2023 - 1.6x), and for purposes of our U.S. private placement note agreements was 2.2x at the end of fiscal 2024 (2023 - 1.4x).



The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances.

8.3 Outstanding share data

Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at February 17, 2025, there were 151,851,182 common shares issued and outstanding along with 282,737 stock options and 1,568,820 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined exercise price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. Treasury RSUs are primarily used as part of special long-term plans, to attract candidates or for retention purposes, and their vesting conditions, including any performance objectives, and are determined by the Board of Directors at the time of grant.

8.4 Declaration of dividend

The Company paid dividends of $133.5 million during the year ended December 29, 2024. On February 18, 2025, the Board of Directors approved a 10% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.226 per share for an expected aggregate payment of $34 million which will be paid on April 7, 2025, on all of the issued and outstanding common shares of the Company, rateably and proportionately, to the holders of record on March 12, 2025. This dividend is an "eligible dividend" for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends.

As part of the Company's capital allocation framework as described in section 8.1 of this MD&A, the Board of Directors considers several factors when deciding to declare quarterly cash dividends, including the Company's present and future earnings, cash flows for working capital requirements, capital expenditures, debt covenant and repayment obligations, capital requirements, the macro-economic environment, and present and/or future regulatory and legal restrictions.

The Company's dividend payout policy and the declaration of dividends are subject to the discretion of the Board of Directors and, consequently, there can be no assurances that Gildan's dividend policy will be maintained or that dividends will be declared in respect of any quarter or other future periods. The declaration of dividends by the Board of Directors is ultimately dependent on the Company's operations and financial results which are, in turn, subject to various assumptions and risks, including those set out in this MD&A.

8.5 Normal course issuer bid (NCIB)

In August 2023, the Company received approval from the TSX to renew its NCIB program commencing on August 9, 2023, to purchase for cancellation a maximum of 8,778,638 common shares, representing approximately 5% of the Company's issued and outstanding common shares, as at July 31, 2023 (the reference date for the renewed NCIB). The Company was authorized to make purchases under the NCIB until August 8, 2024 in accordance with the requirements of the TSX. On May 29, 2024, the Company announced that it had received approval from the TSX to amend its NCIB in order to increase the maximum number of common shares that may be repurchased to 17,124,249 common shares, representing 10% of the public float as at July 31, 2023.

On July 31, 2024, the Company received approval from the TSX to renew its NCIB program commencing on August 9, 2024, to purchase for cancellation a maximum of 16,106,155 common shares, representing approximately 10% of the Company's public float, as at July 26, 2024 (the reference date for the renewed NCIB). The Company is authorized to make purchases under the renewed NCIB until August 8, 2025, in accordance with the requirements of the TSX. Purchases will be made by means of open market transactions on both the TSX and the New York Stock Exchange (NYSE), or alternative U.S. or Canadian trading systems if eligible, or by such other means as may be permitted by securities regulatory authorities, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption order issued by securities regulatory authorities and block purchases of common shares. In accordance with the requirements of the TSX, the Company may purchase, in addition to purchases made on other exchanges including the NYSE, up to a maximum of 80,209 common shares daily through the facilities of the TSX, which represents 25% of the ADTV for the most recently completed six-month period noted above.



In connection with each of its 2023-2024 and 2024-2025 NCIB programs, the Company entered into an automatic share purchase plan (ASPP) with a designated broker which allows for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions or self-imposed trading blackout periods.

A share buyback tax of 2% was enacted in Canada during the second quarter of 2024, with an effective date of January 1, 2024, and the Company has prospectively applied this tax on its share repurchases in 2024. The share buyback tax is charged to retained earnings.

During the fiscal year ended December 29, 2024, the Company repurchased for cancellation a total of 17,735,095 common shares under its NCIB programs (of which 9,157,507 common shares were purchased under the 2024-2025 program) for a total cost of $761.5 million (including $14.9 million of share buyback tax); $30 million was charged to share capital and the balance was charged to retained earnings.

9.0 LEGAL PROCEEDINGS

9.1 Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

We record a liability when we believe that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Significant judgment is required to determine both the probability of having incurred a liability and the estimated amount of the liability. We review these matters at least quarterly and adjust these liabilities to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other updated information and events, pertaining to a particular case.

10.0 FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk, as well as risks arising from changes in the price of our common shares under our share-based compensation plans. Please refer to note 25 of the audited annual consolidated financial statements for the year ended December 29, 2024 for additional details.

10.1 Off-balance sheet arrangements and maturity analysis of contractual obligations

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. Our material short-term cash requirements include payments under our lease obligations, purchase obligations; related to capital expenditures, cotton commitments as well as raw material and finished goods inventory, and other working capital needs. Working capital, defined as total current assets less total current liabilities, fluctuates depending on effective management of receivables from our customers, inventory levels and payables to our suppliers, as well as commodity pricing.

Our long-term material cash requirements from currently known obligations include repayment of outstanding borrowings, interest payment obligations under our credit agreement, yarn purchases, settlements on our outstanding derivative hedge contracts, long term lease obligations, as well as minimum royalty payments.

All commitments have been reflected in our consolidated statements of financial position except for purchase obligations, as well as minimum royalty payments, which are included in the table of contractual obligations below. We have no off-balance sheet arrangements, other than as discussed in this section. The following table sets forth the maturity of our contractual obligations by period as at December 29, 2024.


(in $ millions)	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years
Accounts payable and accrued liabilities	**490.1**	490.1	490.1	—	—	—
Long-term debt	**1,535.9**	1,535.9	300.0	450.0	647.1	138.8
Interest obligations[1]	**—**	274.7	74.7	105.9	85.7	8.4
Purchase and other obligations	**—**	521.0	325.0	130.2	46.3	19.5
Lease obligations	**117.4**	137.3	25.5	44.8	25.7	41.3
Total contractual obligations	**2,143.4**	2,959.0	1,215.3	730.9	804.8	208.0

(1) Interest obligations include expected interest payments on long-term debt as at December 29, 2024 (assuming balances remain outstanding through to maturity). For variable rate debt, the Company has applied the rate applicable at December 29, 2024 to the currently established maturity dates.

As disclosed in note 24 to our 2024 audited annual consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at December 29, 2024, the maximum potential liability under these guarantees was $98 million, of which $17 million was for surety bonds and $81 million was for financial guarantees and standby letters of credit.

11.0 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our significant accounting policies are described in note 3 to our fiscal 2024 audited annual consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

11.1 Critical judgments in applying accounting policies

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Determination of cash-generating units (CGUs)
The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Company manages and monitors its operations, the nature of each CGU's operations, and the major customer markets each CGU serves. As such, the Company has identified two CGUs for purposes of testing the recoverability and impairment of non-financial assets: Textile & Sewing, and Hosiery.

Income taxes
The Company's income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates, as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits, the Company being regularly subject to such audits. New information may become available that causes the Company to change its judgment regarding the adequacy of existing income tax assets and liabilities; such changes will impact net earnings in the period that such a determination is made.



12.0 ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

12.1 Accounting policies

The Company's audited consolidated financial statements for fiscal 2024 were prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), using the same accounting policies as those applied in its fiscal 2023 audited annual consolidated financial statements, except as described below.

Amendments to IAS 1, Presentation of Financial Statements

On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. On October 31, 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1). These further amendments clarify how to address the effects on classification and disclosure of covenants which an entity is required to comply with on or before the reporting date and covenants which an entity must comply with only after the reporting date. The 2020 amendments and the 2022 amendments (collectively "the Amendments") are effective for annual periods beginning on or after January 1, 2024 and are applied retrospectively. The amendment of IAS 1 had no impact on the Company's consolidated financial statements.

IAS 12 Amendment International Tax Reform - Pillar Two Model Rules

In May 2023, the International Accounting Standards Board issued the IAS 12 Amendment International Tax Reform - Pillar Two Model Rules on mandatory relief for accounting for deferred taxes from the global minimum taxation. The amendments provide a temporary exception from the requirement to recognize and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rules published by the OECD, including tax law that implements qualified domestic minimum top-up taxes described in those rules. The amendments also introduced targeted disclosure requirements in the notes for affected entities to enable users of financial statements to understand the extent to which an entity will be affected by the minimum tax, particularly before the legislation comes into force. The amendments to IAS 12 were effective for annual periods beginning on or after January 1, 2023. The Company updated its disclosures in its 2023 annual consolidated financial statements for the year ended December 31, 2023, with further updated disclosures in these annual consolidated financial statements for the year ended December 29, 2024. The Company applied the mandatory temporary exemption from recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes in the Company's consolidated financial statements for the year ended December 29, 2024.

12.2 New accounting standards and interpretations not yet applied

The following new accounting standards are not effective for the year ended December 29, 2024 and have not been applied in preparing the audited annual consolidated financial statements.

IFRS 9 Financial Instruments ("IFRS 9") and IFRS 7 Financial Instruments: Disclosures ("IFRS 7")

In May 2024, IASB issued limited amendments to IFRS 9 and IFRS 7. These amendments provide clarity on the timing of recognition and derecognition of financial assets and liabilities, the assessment of contractual cash flow characteristics, and the resulting classification and disclosure of financial assets with environmental, social, and governance linked or other contingent features. Additionally, the amendments clarify that a financial liability is derecognized on the settlement date, with the accounting policy choice to derecognize a financial liability settled using an electronic payment system before the settlement date, provided specific conditions are met. Additional disclosures are required for financial instruments with contingent features and investments in equity instruments designated at fair value through other comprehensive income with these amendments. These amendments are effective for annual reporting periods beginning on or after January 1, 2026. Early adoption is permitted, with an option to early adopt only the amendments to the classification of financial assets. The Company is currently evaluating the potential impact of these amendments on its consolidated financial statements.



IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18")

On April 9, 2024, the IASB issued IFRS 18 to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. The standard sets out requirements on presentation and disclosures in financial statements. It introduces a defined structure for the statement of income composed of required categories and subtotals. The standard also introduces specific disclosure requirements for management-defined performance measures and a reconciliation between these measures and the most similar subtotal specified in IFRS, which must be disclosed in a single note. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of IFRS 18 on its consolidated financial statements.

13.0 DISCLOSURE CONTROLS AND PROCEDURES

As stated in the Canadian Securities Administrators' National Instrument 52-109, *Certification of Disclosure in Issuers' Annual and Interim Filings* and Rules 13a-15(e) and 15d-15(e) under the *U.S. Securities Exchange Act of 1934*, as amended, disclosure controls and procedures means controls and other procedures of an issuer that are designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings, or other reports filed or submitted by it under securities legislation is recorded, processed, summarized, and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by an issuer in its annual filings, interim filings, or other reports filed or submitted under securities legislation is accumulated and communicated to the issuer's management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.

An evaluation of the effectiveness of our disclosure controls and procedures as of December 29, 2024 was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer. Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 29, 2024.

14.0 INTERNAL CONTROL OVER FINANCIAL REPORTING

14.1 Management's annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13(a)-15(f) and 15(d)-15(f) under the *U.S. Securities Exchange Act of 1934* and under National Instrument 52-109.

Our internal control over financial reporting means a process designed by, or under the supervision of, an issuer's certifying officers, and effected by the issuer's board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP and includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and (3) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the annual financial statements or interim financial reports.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. As a result, due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as at December 29, 2024, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation under this framework, our Chief Executive Officer and our Chief Financial Officer concluded that our internal control over financial reporting was effective as of December 29, 2024.

14.2 Attestation report of independent registered public accounting firm

KPMG LLP, an independent registered public accounting firm, which audited and reported on our consolidated financial statements, has issued an unqualified report on the effectiveness of our internal control over financial reporting as of December 29, 2024.

14.3 Changes in internal control over financial reporting

There have been no changes that occurred during the quarter beginning on September 30, 2024 and ended December 29, 2024 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

15.0 RISKS AND UNCERTAINTIES

In addition to the risks previously described under the sections "Financial risk management", "Critical accounting estimates and judgments", and those described elsewhere in this MD&A, this section describes the principal risks that could have a material and adverse effect on our financial condition, results of operations, business, cash flows, or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. Many risks are driven by external factors beyond the Company's control or are of a nature which cannot be eliminated. The key areas of business risks and uncertainties described in this section are not the only ones that can affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows, or business.

Our ability to implement our growth strategies and plans
The growth of our business depends on the successful execution of key strategic initiatives as part of the Gildan Sustainable Growth strategy, which is described in section 4.0 entitled "Strategy" of this MD&A. We are implementing our plan or plan to execute on various initiatives aimed at expanding and optimizing our global production capacity and maintaining or enhancing our cost structure, driving innovation across the organization, in our manufacturing and product-development processes, distribution and final products. Our ability to implement our growth strategy and plans is dependent upon a number of factors, some of which are beyond our control, and include but are not limited to our ability to leverage the Company's strengths, general economic conditions and other risk factors as described in this MD&A. Further, achieving these objectives will require significant investments which may result in both short-term and long-term costs. The Company has historically relied on cash generated from its operating activities and financing cash flows as its primary source of liquidity. To support the Company's business and execute on its growth strategy and its plan to increase its manufacturing capacity, the Company will need to continue to generate significant amounts of cash from operations. If the Company's business does not generate cash flow from operating activities sufficient to fund these activities, and if sufficient funds are not otherwise available from its credit facilities and senior unsecured notes, the Company may need to seek additional capital to fund its business or execute its growth strategy in which case there is no assurance the Company will be successful in obtaining such additional capital if and when needed on favorable terms or at all. There can be no assurance that we will be successful in the execution of these strategic initiatives, or that the successful execution of these strategic initiatives will deliver the results we expect or grow our business. If we fail to effectively implement our strategy, our financial condition, results of operations, business, cash flows or stock price could be adversely affected.



Our ability to compete effectively

Competition in the basic apparel market is generally based upon service and product availability, price, quality, comfort and fit, style, and brand. Our competitive strengths include our expertise in building and operating large-scale, vertically integrated manufacturing hubs which allows us to operate efficiently and reduce costs, offer competitive pricing, and provide a reliable supply chain. As discussed in section 4.0 of this MD&A entitled "Strategy", we intend to increase our global production capacity, and any failure or delay in efficiently implementing or managing such increase in capacity, or doing so in a cost-effective manner, could negatively impact our manufacturing and distribution cost structure, which would negatively impact our ability to compete. There can be no assurance that we will be able to maintain our low cost manufacturing and distribution structure and remain competitive. Higher-than-normal levels of cost inflation could lead to pressure on retail prices, margins and operational costs. As discussed in section 3.3 of this MD&A, we compete with domestic and international manufacturers, brands of well-established U.S. apparel and sportswear companies, as well as our own customers, including retailers and wholesale distributors that are selling basic apparel products under their own private label brands that compete directly with our brands. In addition, evolving e-commerce customer preferences and behaviours continue to facilitate competitive entry and comparison shopping. Failure to compete effectively and respond to evolving trends in the market, including intensifying competition from private label brands and e-commerce, and failure to adapt our operations to service the changing needs of our customers could have a negative impact on our business and results of operations. Any changes in our ability to compete effectively in the future may result in the loss of customers to competitors, reduction in customer orders or shelf space, lower prices or the need for additional customer price incentives, and other forms of marketing support to our customers, all of which could have a negative effect on our sales volumes or profitability if we are unable to offset such negative impacts with new business or cost reductions.

Our ability to integrate acquisitions

The Company's strategic opportunities may include potential complementary acquisitions that could support, strengthen, or expand our business. The integration of newly acquired businesses may prove to be more challenging, take more time than originally anticipated, or result in significant additional costs and/or operational issues, all of which could negatively affect our financial condition and results of operations. In addition, we may not be able to fully realize anticipated synergies and other benefits expected from acquisitions

We may be negatively impacted by changes in general economic and financial conditions

General economic and financial conditions, globally or in one or more of the markets we serve, may negatively affect our business. If there is a decline in economic growth and in consumer and commercial activity, and/or adverse financial conditions exist in the credit markets, this may lead to lower demand for our products resulting in sales volume reductions and lower selling prices and may cause us to operate at levels below our optimal production capacity, which would result in higher unit production costs, all of which could negatively affect our profitability and reduce cash flows from operations. Weak economic and financial conditions could also negatively affect the financial condition of our customers, which could result in lower sales volumes and increased credit risk.

We rely on a small number of significant customers

In any given period, we rely on a small number of customers for a significant portion of our total sales. In fiscal 2024, our top three customers accounted for 26.8%, 12.4%, and 8.6% (2023 - 22.4%, 16.3%, and 7.6%) of total sales respectively, and our top ten customers accounted for 71.5% (2023 - 69.0%) of total sales. As noted in section 3.4 entitled "Recent events" of this MD&A, during fiscal 2024, the Company's two largest wholesale distributor customers closed a transaction combining their businesses. These two customers constitute our top two customers for fiscal 2024 and 2023 for which the respective sales percentages are noted above (their combined sales percentages are 39.2% and 38.7% for fiscal 2024 and 2023, respectively). We expect that these customers will continue to represent a significant portion of our sales in the future.

Future sales volumes and profitability could be negatively affected should one or more of the following events occur:
- a significant customer substantially reduces its purchases or ceases to buy from us, or we elect to reduce the volume of business with or cease to sell to a significant customer, and we cannot replace that business with sales to other customers on similar terms;
- a large customer exercises its purchasing power to negotiate lower prices or higher price discounts or requires us to incur additional service and other costs;
- a customer experiences operational disruptions due to fires, extreme weather conditions, natural disasters or pandemics, information system failures or incidents, and other factors;
- further industry consolidation leads to greater customer concentration and competition; and
- a customer encounters financial difficulties and is unable to meet its financial obligations.



Our customers do not commit to purchase minimum quantities

Our contracts with our customers do not require them to purchase a minimum quantity of our products or commit to minimum shelf space allocation for our products. If any of our customers experience a significant business downturn or fail to remain committed to our products, they may reduce or discontinue purchases from us. Although we have maintained long-term relationships with many of our wholesale distributor and retail customers, there can be no assurance that historic levels of business from any of our customers will continue in the future.

Our ability to anticipate, identify, or react to changes in consumer preferences and trends

While we currently focus on basic products, the apparel industry, particularly within the retail channel, is subject to evolving consumer preferences and trends, including potential shifts in consumer and customer preferences favouring more sustainable and circular brands and suppliers in the markets we serve. Our success may be negatively impacted by changes in consumer preferences which do not fit with Gildan's core competency of marketing and large-scale manufacturing of basic apparel products. If we fail to effectively anticipate, identify, or respond to changing styles or trends, or increased preferences for sustainable and/or circular products, or if we misjudge the market for our products, our sales could be adversely affected. This could result in unsold inventory, which could negatively impact our profitability. In addition, when introducing new products for our customers we may incur additional costs and transitional manufacturing inefficiencies as we ramp-up production or upgrade manufacturing capabilities to support such customer programs, which could negatively impact our profitability.

Our ability to manage production and inventory levels effectively in relation to changes in customer demand

Demand for our products may vary from year to year. We aim to appropriately balance our production and inventory with our ability to meet market demand and cadence of distributor inventory replenishment. Based on discussions with our customers and internally generated projections reflecting our analysis of factors impacting industry demand, we produce and carry finished goods inventory to meet the expected demand for delivery of specific product categories. If, after producing and carrying inventory in anticipation of deliveries, demand is significantly less than expected, we may have to carry inventory for extended periods of time or sell excess inventory at reduced prices. In either case, our profits would be reduced. Excess inventory could also result in lower production levels, resulting in lower plant and equipment utilization and lower absorption of fixed operating costs. Alternatively, we are also exposed to loss of sales opportunities and market share if we produce insufficient inventory to satisfy our customers' demand for specific product categories as a result of underestimating market demand or not meeting production targets, in which case our customers could seek to fulfill their product needs from competitors and reduce the amount of business they do with us.

We may be negatively impacted by fluctuations and volatility in the price of raw materials used to manufacture our products

Cotton and polyester fibers are the primary raw materials used in the manufacture of our products. We also use chemicals, dyestuffs, and trims which we purchase from a variety of suppliers. The price of cotton fluctuates and is affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation in the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable and beyond our control, including the overall state of the economy and expectations for economic growth (including as a result of the current inflationary environment). In addition, fluctuations in energy prices, including prices for crude oil or petroleum, natural gas, biomass and electricity affect our energy consumption costs and can also influence transportation costs and the cost of related items used in our business, such as polyester fibers, chemicals, dyestuffs, and trims. Fluctuations in energy prices are partly influenced by government policies to address climate change, which could increase our energy costs beyond our current expectations. In addition, the Company is subject to carbon tax regulations in various jurisdictions where it operates. The carbon tax rates and the scope of emissions covered by these regulations may change over time, which could cause fluctuations in our energy consumption and other costs. Geopolitical and economic risks, including from existing or threatened military conflicts and volatility in the energy markets, have raised concerns in international economies. Beyond any immediate impact, these developments may also negatively affect the evolution of the global economy.



The Company purchases cotton and polyester fibers through its yarn-spinning facilities, and also purchases processed cotton yarn and blended yarn from outside vendors, at prices that are correlated with the price of cotton and polyester fibers. The Company may enter into contracts up to twenty-four months in advance of future delivery dates to establish fixed prices for cotton, cotton-based yarn, and polyester fiber purchases and reduce the effect of price fluctuations in the cost of cotton and polyester fibers used in the manufacture of its products. For future delivery periods where such fixed price contracts have been entered into, the Company will be protected against cotton and polyester fiber price increases but would not be able to benefit from cotton or polyester fiber price decreases. Conversely, in the event that we have not entered into sufficient fixed priced contracts for cotton or polyester fibers, or have not made other arrangements to lock in the price of cotton or polyester fibers in advance of delivery, we will not be protected against price increases, but will be in a position to benefit from any price decreases. A significant increase in raw material costs, particularly cotton and polyester fiber costs, could have a negative effect on our business, results of operations, and financial condition, if the increase or part of the increase is not mitigated through additional manufacturing and distribution cost reductions and/or higher selling prices, or if resulting selling price increases negatively impact demand for the Company's products. In addition, when the Company fixes its cotton and polyester fiber costs for future delivery periods and the cost of cotton or polyester fibers subsequently decreases significantly for that delivery period, the Company may need to reduce selling prices, which could have a negative effect on our business, results of operations and financial condition.

We rely on key suppliers
Our ability to meet our customers' needs depends on our ability to maintain an uninterrupted supply of raw materials, energy (including biomass, oil, natural gas and electricity) and finished goods from third-party suppliers. More specifically, we source cotton, cotton-based yarns, polyester fibers, chemicals, dyestuffs, and trims primarily from a limited number of outside suppliers. In addition, a substantial portion of the products sold under the Gold Toe® portfolio of brands are purchased from a number of third-party suppliers. Our business, results of operations, and financial condition could be negatively affected if there is a significant change in our relationship with any of our principal suppliers of raw materials, energy or finished goods, or if any of these key suppliers have difficulty sourcing cotton fibers and other raw materials, experience production disruptions, fail to maintain production quality, fail to qualify under our social compliance program, violate labour laws and regulations, experience transportation disruptions or encounter financial difficulties. These events can result in lost sales, cancellation charges, or excessive markdowns, all of which can have a negative effect on our business, results of operations, and financial condition.

We may be negatively impacted by climate, political, social, and economic risks, natural disasters, pandemics, and endemics in the countries in which we operate or from which we source production
The majority of our products are manufactured in Central America, primarily in Honduras and Nicaragua, as well as the Caribbean and Bangladesh, as described in the section entitled "Our operations" in this MD&A. We also purchase a portion of our sock requirements from third-party suppliers in Asia. Some of the countries in which we operate or source from have experienced political, social, and economic instability in the past, and we cannot be certain of their future stability. In addition, most of our facilities and those of our key suppliers are located in geographic regions that are exposed to the risk of, and have experienced in the past, hurricanes, floods, earthquakes, pandemics, and endemics. Any such events in the future could have a negative impact on our business.

The following conditions or events could disrupt our supply chain, interrupt operations at our facilities or those of our suppliers and customers, increase our cost of sales and other operating expenses, result in a loss of sales, asset losses, or require additional capital expenditures to be incurred:

- fires, extraordinary weather conditions, or natural disasters, such as hurricanes, tornadoes, floods, extreme heat, droughts, tsunamis, typhoons, and earthquakes;
- pandemics;
- political instability, social and labour unrest, human rights violations, war, or terrorism;
- disruptions in port activities, shipping and freight forwarding services; and
- interruptions in the availability of basic services and infrastructure, including power and water shortages.

Our insurance programs do not cover every potential loss associated with our operations, including potential damage to assets, lost sales and profits, and liability that could result from the aforementioned conditions or events. In addition, our insurance may not fully cover the consequences resulting from a loss event, due to insurance limits, sub-limits, or policy exclusions. Furthermore, we may not always be able to obtain adequate insurance coverage in regions in which we operate that have a higher likelihood of experiencing natural disasters. Any occurrence not fully covered by insurance could have a negative effect on our business.



Compliance with laws and regulations in the various countries in which we operate and the potential negative effects of litigation and/or regulatory actions

Our business is subject to a wide variety of laws and regulations across all of the countries in which we do business, which involves the risk of legal and regulatory actions regarding such matters as international trade, sanctions or other trade restrictions, lobbying or similar activities, competition, taxation, corporate and securities legislation, environmental, health and safety, labour and employment practices, human rights including modern slavery legislation, product liability, intellectual property infringement, licensing and permits, data privacy, bankruptcies, and other claims. Some of these compliance risks are further described in this "Risks and uncertainties" section of the MD&A. In the event of non-compliance with such laws and regulations, we may be subject to regulatory actions, claims and/or litigation which could result in fines, penalties, claim settlement costs or damages awarded to plaintiffs, legal defense costs, product recalls and related costs, remediation costs, the detainment of goods by government bodies, incremental operating costs and capital expenditures to improve future/ongoing compliance, and damage to the Company's reputation. In addition, non-compliance with certain laws and regulations could result in regulatory actions that could temporarily or permanently restrict or limit our ability to conduct operations as planned, potentially resulting in lost sales, closure costs, and asset write-offs. Due to the inherent uncertainties of litigation or regulatory actions in both domestic and foreign jurisdictions, we cannot accurately predict the ultimate outcome of any such proceedings.

Laws and regulations are constantly changing and are often complex, and future compliance cannot be assured. Changes necessary to maintaining compliance with these laws and regulations may increase future compliance costs and have other negative impacts on our business, results of operations, and financial condition.

As part of the regulatory and legal environments in which we operate, Gildan is subject to anti-bribery laws that prohibit improper payments directly or indirectly to government officials, authorities, or persons defined in those anti-bribery laws in order to obtain business or other improper advantages in the conduct of business. Failure by our employees, subcontractors, suppliers, agents, and/or partners to comply with anti-bribery laws could impact Gildan in various ways that include, but are not limited to, criminal, civil and administrative legal sanctions, negative publicity, and could have a negative effect on our reputation as well as our business, results of operations, and financial condition

We rely on certain international trade (including multilateral and bilateral) agreements and preference programs and are subject to evolving international trade regulations

As a multinational corporation, we are affected by import tariffs, including the potential imposition of anti-dumping or countervailing duties or other trade remedies on our raw materials and finished goods, international trade legislation, and bilateral and multilateral trade agreements, trade preference programs, and trade incentives in the countries in which we operate, source, and sell products. To remain globally competitive, we have situated our manufacturing facilities in strategic locations to benefit from various free trade agreements and trade preference programs. Furthermore, management continuously monitors new developments and evaluates risks relating to trade, including the application and eligibility of incentives, anti-dumping and countervailing duties, tariffs, quantitative limitations, and proposed trade remedies or restrictions that could impact our approach to global manufacturing and sourcing, and adjusts accordingly as needed.

The Company relies on a number of preferential trade programs which provide duty-free access to the U.S. market for goods meeting specified rules of origin, including the Dominican Republic - Central America - United States Free Trade Agreement (CAFTA-DR), the Caribbean Basin Trade Partnership Act (CBTPA), and the Haiti Economic Lift Program (HELP) previously referred to as the Haitian Hemispheric Opportunity through Partnership Encouragement Act (HOPE). Collectively, these agreements strengthen U.S. economic relations and expand trade with Central America, the Dominican Republic, and Haiti, where we have substantial manufacturing operations and activities. The Company also relies on preferential trade agreements to access the European Union, Canada, and other markets. Changes to trade agreements, trade preference programs, or trade incentives on which the Company currently relies or the entry into force of trade-restricting legislation may negatively impact our global competitive position. Additionally, macroeconomic factors such as inflation precipitated by the implementation of new tariffs or a tariff war in the U.S. market may erode consumer purchasing power, the impact of which is impossible to predict. This uncertainty, combined with the recent indications by the U.S. government of potential new tariffs on imports from various trading partners, could create additional risks for our business. The consequences of these measures, including potential supply chain disruptions, increased costs, and shifts in global trade flows, may further impact our competitive position in key markets. The likelihood that the agreements, preference programs and trade incentives around which we have built our manufacturing supply chain will be modified, repealed, phased-out, or allowed to expire, and the extent of the impact of such changes on our business, cannot be determined with certainty.



Recently, an increasing U.S. focus on domestic manufacturing has drawn worldwide attention. While a significant proportion of our manufacturing costs originate in the United States, the Company also has significant operations and sourcing outside the United States. There is no assurance that the recent and continuing focus in this area may not attract negative publicity on the Company and its activities, or lead to adverse changes in the international trade agreements and preference programs on which the Company currently relies, the implementation of additional tariffs on imports of our raw materials or finished goods into the United States, or further U.S. tax reform that could increase our effective income tax rate. Furthermore, the imposition of non-tariff barriers by the countries into which we sell our products internationally may also impact our ability to service such markets. Any of these outcomes could negatively impact our ability to compete effectively and negatively affect our results of operations.

Many trade agreements provide for the application of special safeguards in the form of reinstatement of normal duties if increased imports constitute a substantial cause of serious injury, or threat thereof, to a domestic industry. The likelihood that a safeguard will be adopted and the extent of its impact on our business cannot be determined with certainty.

Furthermore, the imposition of any new import tariffs in the countries in which we operate or in countries in which our competition operate may negatively or positively impact our global competitive position. For example, United States laws provide for the application of anti-dumping or countervailing duties on imports of products into the United States where determinations are made by the relevant agencies that such imported products have been subsidized and/or are being sold at less than "fair value" in the case of anti-dumping determinations, or have been subsidized by a foreign government, in the case of countervailing duty determinations, and that such imports are causing a material injury to the domestic industry. The mechanism to implement anti-dumping and countervailing duties is available to every World Trade Organization member country. More recently, the United States imposed 10% additional duty on imported products from China and threatened 25% additional duty on imported products of Mexico and Canada. The impact of the imposition of such duties cannot be determined with certainty.

The United States withdrew from the Trans-Pacific Partnership Agreement (TPP) in 2017, but the other negotiating countries went on to conclude the Comprehensive Progressive Trans-Pacific Partnership (CPTPP) in 2018. Thus far, Australia, Brunei, Canada, Chile, Japan, Malaysia, Mexico, New Zealand, Peru, Singapore, the United Kingdom (UK), and Vietnam have ratified and implemented CPTPP. CPTPP may negatively affect our competitive position in some of the countries in which we sell our products.

The European Union has an Association Agreement with Central America, including Honduras and Nicaragua, where we have production operations. The European Union also has preferential trade arrangements with other countries. Further, the European Union maintains a Generalized System of Preferences (GSP) and the Everything But Arms programs (EBA). These programs allow free or reduced duty entry into the European Union of qualifying articles, including apparel, from developing countries and least developed countries where we have manufacturing operations, including Haiti and Bangladesh. The European Union also affords preference to qualifying apparel from notable production venues including Vietnam, Myanmar and Pakistan, which could negatively impact our competitive position in the European Union. Since the UK left the European Union, it has established its own preferential trading arrangements with the Central American and CARIFOROM trade partners and its own Generalized System of Preferences program. Any changes to any of these agreements could have a negative impact on our operations.

China extends duty-free and quota-free trade benefits to apparel under the Asia-Pacific Trade Agreement and under a special preferential tariff program for least developed countries, including to chief-weight cotton apparel from Bangladesh. Changes to the agreement or preference program could have a negative impact on our operations. In 2021, the United Nations General Assembly passed a resolution to "graduate" Bangladesh from the least developed country category to the developing country category. Although, the resolution established a five-year grace period, this change in Bangladesh's status could lead to a preemptive reduction, termination, or phase-out of trade preferences or trade incentives for Bangladesh's exports to Canada, the European Union, the UK, Japan, the United States, Australia, and other countries. Bangladesh's reduction, termination or phase-out of trade preferences or trade incentives may negatively affect our competitive position in some of the countries in which we sell our products.



Many Chinese imports into the United States are subject to additional trade remedy duties under section 301 of the Trade Act of 1974. The items on Lists 3 and, 4A, under this action include textiles and apparel. Currently, goods on List 3 are subject to 25 percent additional duty, and goods on List 4A, are subject to 7.5 percent additional duty. Imposition by the United States of any further duties on Chinese goods, could negatively impact our operations. The implementation of new Section 201 or 301 remedies could negatively impact our operations by introducing the possibility of additional duties or trade restrictions, which could exacerbate supply chain disruptions and increase costs for businesses reliant on imports. These investigations also create an environment of uncertainty, making it challenging to plan long-term investments or maintain stable supplier relationships. Moreover, the implementation of Section 201 and 301 investigations carries the risk of escalating trade tensions, which can lead to retaliatory measures from affected trading partners. Such actions could disrupt access to key export markets, reduce global competitiveness, and strain cross-border supply chains. Any implementation of new Section 201 or 301 measures could have a negative impact on our operations.

The United States has determined that the mass detention and treatment of Uyghurs and other ethnic minorities in the Xinjiang Uyghur Autonomous Region (XUAR) of China constitutes forced labour. The Uyghur Forced Labor Prevention Act (UFLPA), which took effect on June 21, 2022, establishes a presumption that any goods produced or manufactured in whole or in part in XUAR were made with forced labour and are inadmissible into the United States unless importers present clear and convincing evidence that the goods were not made with forced labour. The United States has identified cotton products as a high enforcement priority. U.S. Customs and Border Protection ("CBP") can detain or, exclude shipments under the UFLPA. While we do not source product from the XUAR and have taken increased actions to ensure our entire supply chain is free of any form of modern slavery, including forced labour, there is nonetheless a risk, given the presence of XUAR origin cotton in global supply chains, that our business could be affected by these restrictions.

The U.S. Generalized System of Preferences program expired on December 31, 2020. Although the expired program did not include duty-free preference for textile and apparel products, any renewal of the program incorporating duty-free access of textiles and apparel into the U.S. for beneficiary countries could adversely impact our competitiveness in the United States.

The Regional Comprehensive Economic Partnership (RCEP) is a free trade agreement among Australia, Brunei, Cambodia, China, Indonesia, Japan, Laos, Malaysia, Myanmar, New Zealand, the Philippines, Singapore, South Korea, Thailand, and Vietnam. The agreement is currently in force among all signatories except Myanmar. Once ratified by all signatories, RCEP will be the world's largest free trade agreement based on member's gross domestic product. As the RCEP is implemented and utilized, it may negatively affect our competitive position in some of the countries in which we sell our products. Japan's Generalized System of Preferences scheme currently allows duty-free entry of qualifying goods from Bangladesh. Any change to Japan's GSP preference program could negatively impact our operations.

Overall, changes to trade agreements or trade preference programs that we leverage in our key country markets, or new agreements that liberalize access for our competitors, could negatively impact our competitiveness in those markets. The likelihood of such changes, or of modification, suspension, or termination of the agreements and preference programs around which we have built our manufacturing supply chain, and the extent of the impact on our business, cannot be determined with certainty.

In addition, the Company could be subject to customs audits as well as valuation and origin verifications in the various countries in which it operates. Although we believe that our customs compliance programs are effective at ensuring the eligibility of all goods manufactured for the preferential treatment claimed upon importation, and are in compliance with other applicable customs requirements, we cannot predict the outcome of any governmental audit or inquiry.

The Company operates three U.S. foreign trade zones (FTZs) at its distribution warehouses in North and South Carolina, and another one in Florida. While FTZs enhance efficiencies in the customs entry process and allow for the non-application of duty on certain goods distributed internationally, FTZs are highly regulated operations. The Company believes it has adequate systems and controls in place to manage the regulatory requirements associated with its FTZs, but we cannot predict the outcome of any governmental audit or examination of our FTZs.

Over the past two decades, governmental bodies have responded to the increased threat of terrorist activity by requiring greater levels of inspection of imported goods and imposing security requirements on importers, carriers, and others in the global supply chain. These added requirements may cause delays and increase costs in bringing imported goods to market. We believe we have effectively addressed these requirements to maximize velocity in our supply chain, but changes in security requirements or tightening of security procedures, for example, in the aftermath of a terrorist incident, could cause delays in our goods reaching the markets in which we distribute our products.



Textile and apparel articles are generally not subject to specific export restrictions or licensing requirements in the countries where we manufacture and distribute goods. However, unilateral and multilateral sanctions and trade disincentives on certain countries and persons are unpredictable, and they continue to evolve in response to economic and political events, particularly in the countries in which we operate, and could significantly impact our supply chain, capital investments, along with our ability to service our customers. The impact of the imposition of sanctions and trade disincentives on products we import into the United States or other markets cannot be determined or predicted with certainty.

Factors or circumstances that could increase our effective income tax rate
The Company is subject to income tax in multiple jurisdictions where it operates. Historically, the Company benefited from a low overall effective corporate tax rate, as the majority of its profits were earned, and the majority of its sales, marketing, and manufacturing operations were carried out, in low tax rate jurisdictions in Central America and the Caribbean. However, with the enactment of the global minimum tax regime developed by the Organisation for Economic Co-operation and Development (OECD), known as Pillar Two, in 2024 by several jurisdictions in which the Company operates, the Company is now subject to a minimum effective tax rate of 15%, which has increased the Company's overall effective tax rate. See section 5.4 "Global Minimum Tax" of this MD&A for additional information.

The Company's income tax filing positions and income tax provisions are based on interpretations of applicable tax laws in the jurisdictions in which it operates, including income tax treaties between various countries in which the Company operates as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. Although the Company believes its tax filing positions are sustainable, we cannot predict with certainty the outcome of any audit undertaken by taxation authorities in any jurisdictions in which we operate, and the final result may vary compared to the estimates and assumptions used by management in determining the Company's consolidated income tax provision and in valuing its income tax assets and liabilities. Depending on the ultimate outcome of any such audit, there may be a negative impact on the Company's financial condition, results of operations, and cash flows. In addition, if the Company were to receive a tax reassessment by a taxation authority prior to the ultimate resolution of an audit, the Company could be required to submit an advance deposit on the amount reassessed.

The Company's overall effective income tax rate may also be adversely affected by the following: changes to current domestic laws in the countries in which the Company operates; changes to or terminations of the income tax treaties the Company currently relies on; an increase in income and withholding tax rates; changes to free trade and export processing zone rules in certain countries where the Company is currently not subject to income tax; changes in domestic laws and income tax treaties that may result from the OECD initiatives against base erosion and profit shifting (BEPS), including changes to guidance regarding the interpretation and application of domestic laws, free trade and export processing zones, and income tax treaties; increases in the proportion of the Company's overall profits being earned in higher tax rate jurisdictions due to changes in the locations of the Company's operations or business model; or other factors.

We have unrecognized deferred income tax liabilities for the undistributed profits of our subsidiaries, for which we currently have no intention to repatriate these profits. If our expectations or intentions change in the future, we could be required to recognize a charge to earnings for the tax liability relating to the undistributed profits of our subsidiaries, which would also result in a corresponding cash outflow in the years in which the earnings would be repatriated. As at December 29, 2024, the estimated income tax liability that would result in the event of a full repatriation of these undistributed profits is approximately $78 million.

Provisions for uncertain tax positions are measured at the best estimate of the amounts expected to be paid upon ultimate resolution. The Company's overall effective income tax rate is impacted by its assessment of uncertain tax positions and whether additional taxes and interest may be due. The Company's assessment of uncertain tax positions may be negatively affected as a result of new information, a change in management's assessment of the technical merits of its positions, changes to tax laws, administrative guidance, and the conclusion of tax audits.



Compliance with environmental and health and safety regulations

We are subject to various federal, state, and local environmental, social and occupational health and safety laws and regulations in the jurisdictions in which we operate, concerning, among other things, environmental licenses, wastewater discharges, air emissions, storm water flows, waste disposal, and fire permits. Our manufacturing plants generate some quantities of waste, which are recycled, repurposed, or disposed of by licensed waste management companies, in cases of hazardous waste. Through our Global Environment & Energy Policy, Restricted Substances Code of Practice and Environmental Management System, we seek not only to comply with all applicable laws and regulations, but also to reduce our environmental footprint through an efficient use of our resources, landfill reduction and the prioritization of reducing, reusing and recycling. Although we believe that we are currently in compliance in all material respects with the regulatory requirements of those jurisdictions in which our facilities are located, the extent of our liability, if any, for failures to comply with laws, regulations, and permits applicable to our operations cannot be reasonably determined.

In line with our commitment to the environment, as well as to the health and safety of our employees, we incur capital and other expenditures each year that are aimed at achieving compliance with current environmental standards. There can be no assurance that future changes in federal, state, local, or other regulations, interpretations of existing regulations or the discovery of currently unknown problems or conditions will not require substantial additional environmental remediation expenditures, fines/penalties, or result in a disruption to our supply chain, any of which could have an adverse effect on our business.

Global climate change could have an adverse impact on our business

In recent years we have seen certain effects related to climate change largely driven by extreme weather events (e.g., hurricanes, flooding, fires, severe storms, cyclones, water scarcity etc.), which may have financial implications for the business. Our operations in Central America, the Caribbean, the United States, and Asia have been subjected to an increase in severe weather events. For example, in November 2020, our Central American operations were impacted by back-to-back hurricanes, necessitating a temporary shutdown of these facilities. While the Company is making additional investments to improve the resiliency of its manufacturing facilities to extreme weather events, nonetheless, such future events could slow and/or halt production due to physical damage to our assets; result in increased employee absenteeism and reduced worker productivity in order to address incremental safety measures during extreme weather conditions; and/or result in supply chain disruptions limiting transportation of supplies or delivery of goods. Additionally, longer-term, chronic shifts in weather patterns may result in rising sea levels, or declining freshwater availability and quality, extreme heat as well as increased duration, intensity and frequency of weather events, all of which could restrict the capacity and cost effectiveness of our operations and impact the cost and availability of key raw materials such as cotton.

Climate-related transition risks that we could be exposed to and adversely affected by include (but are not limited to) the following: the impact of changes in government policies, laws and regulations; changes in market conditions; consumer preferences and attitudes affecting their spending behavior; increased reputational risk for failing to meet evolving stakeholder and consumer expectations; and impacts related to adopting new technologies. In some of the regions in which we operate, government policies are quickly evolving to support the transitioning to a low carbon economy by implementing climate and sustainability-related legislation and regulations, including carbon pricing proposals, mandates for emission reductions and supply chain mapping disclosures.

The emergence of greenwashing and social washing legislation presents significant risks for companies across multiple fronts, including Gildan, given its global sales presence. The Company faces heightened litigation and reputational risks globally, with stakeholders such as suppliers, investors, and business partners scrutinizing its sustainability and social practices as well as disclosures and claims, potentially impacting brand value and relationships. Additionally, the lack of consistent legal requirements across jurisdictions and rapidly evolving regulatory landscapes worldwide represents an additional challenge for Gildan. Legal consequences, supply chain disruptions, and competitive disadvantages underscore the importance of prioritizing due diligence over Company and product-level claims and disclosures.



Scope 1, 2 and 3 emissions reduction targets:
Gildan has established an ESG strategy which in part is aimed at meeting stakeholder expectations and mitigating the various climate change risks. This strategy includes setting and pursuing targets as further described in section 4.0 of this MD&A entitled "Strategy". Our ability to lower GHG emissions on both an absolute basis and in respect of our 2030 reduction targets is subject to numerous risks and uncertainties, including our ability to identify, develop and implement new technologies and processes at a reasonable long-term cost that aligns with our low-cost production model; securing key management expertise specific to required technologies; and our ability to continue to finance these investments over the long-term. Additionally, there can be no assurance that we will achieve our targets on a timely basis or at all, or satisfy evolving government legislation. Also, our actions taken to implement these objectives may expose us to certain additional heightened financial and operational risks, including potentially limiting capacity expansion plans, business acquisition opportunities and other growth initiatives. Additionally, costs related to implementing our ESG strategy as it relates to climate change and environmental initiatives may be higher than anticipated, and we may not be able to pass on higher costs to our customers. The rate of progress towards our targets could also expose us to reputational and litigation risks.

Increasingly, investors and other stakeholders are monitoring and assessing companies on climate-related performance. Failure to achieve our GHG targets, or a perception among investors that our targets lack ambition and/or are deemed to be insufficient, could adversely affect the Company's reputation and ability to attract capital. The Company's ability to access capital may also be negatively affected in the event that financial institutions, investors, rating agencies and/or lenders adopt more restrictive decarbonization policies that the Company may not meet.

Overall, the physical and transitional risks relating to the effects of climate change on our business both in the short and long term are complex and highly uncertain. There can be no assurance that we will be successful in mitigating these risks, and if we are not successful in this regard, such outcome could heighten other business risks described in this MD&A and have an adverse effect on our future sales, competitive position and market share, financial position, profitability, cost structure, capital expenditure requirements, capacity, growth plans, distribution network, supply chain, sources of financing, reputation, and our ability to achieve our strategic financial and ESG objectives.

Compliance with product safety regulations
We are subject to consumer product safety laws and regulations that could affect our business. In the United States, we are subject to the Consumer Product Safety Act, the Federal Hazardous Substances Act, the Flammable Fabrics Act, the Toxic Substances Control Act, and associated rules and regulations. These statutes and regulations include requirements for testing and certification for flammability of wearing apparel, for lead content and lead in surface coatings in children's products, and for phthalate content in childcare articles, including plasticized components of children's sleepwear. We are also subject to similar laws and regulations, and to additional warning and reporting requirements, in specific U.S. states in which we sell our products.

In Canada, we are subject to similar laws and regulations, including the Hazardous Products Act and the Canada Consumer Product Safety Act. In the European Union, we are also subject to the General Product Safety Regulation and the Registration, Evaluation, Authorization and Restriction of Chemicals (REACH), which places responsibility on all manufacturers to identify and manage the risks that chemical substances may pose to human health and to the environment. We are also subject to similar laws and regulations in the other jurisdictions in which we sell our products.

Compliance with existing and future product safety laws and regulations and enforcement policies may require that we incur costs, which may be significant. Non-compliance with applicable product safety laws and regulations may result in substantial fines and penalties, costs related to the recall, replacement and disposal of non-compliant products, as well as negative publicity which could harm our reputation and result in a loss of sales. Our customers may also require us to meet existing and additional consumer safety requirements. Although we believe that we comply in all material respects with applicable product safety laws and regulations in the jurisdictions in which we operate, the extent of our liability and risk of business interruption, if any, due to failures to comply with laws, regulations, and permits applicable to our operations cannot be reasonably determined.



We may be negatively impacted by changes in our relationship with our employees or changes to domestic and foreign employment regulations

We employ approximately 50,000 employees worldwide. As a result, changes in domestic and foreign laws governing our relationships with our employees, including wage and human resources laws and regulations, fair labour standards, overtime pay, unemployment tax rates, workers' compensation rates, and payroll taxes, would likely have a direct impact on our operating costs. The majority of our employees are employed outside Canada and the United States. A significant increase in wage rates or the cost of benefit programs in the countries in which we operate could have a negative impact on our operating costs.

The Company has historically been able to operate in a productive manner in all of its manufacturing facilities without experiencing significant labour disruptions, such as strikes or work stoppages. Many of our employees are members of labour organizations, and the Company is party to a number of collective bargaining agreements, primarily relating to its sewing operations in Nicaragua and Honduras. Several collective agreements to which the Company is a party are due to expire at various times in the future. An inability to renew these collective agreements on mutually agreeable terms, as they become subject to renegotiation from time to time, could result in work stoppages or other labour disturbances such as strikes, walkouts or lock-outs, and/or increased costs of labour, which could adversely affect our ability to deliver products and services in a timely manner and on budget and could adversely affect our financial condition and results. If labour relations were to change or deteriorate at any of our facilities or any of our third-party contractors' facilities, this could negatively affect the productivity and cost structure of the Company's manufacturing operations, and our ability to effectively service customers which may result in lost sales.

We may experience negative publicity as a result of actual, alleged, or perceived violations of labour laws or international labour standards, unethical labour, and other business practices

We are committed to ensuring that all of our operations and contractor operations comply with our strict internal Code of Conduct, local and international laws, and the codes and principles to which we subscribe, including those of the Fair Labor Association (FLA) and the Worldwide Responsible Accredited Production (WRAP). While the majority of our manufacturing operations are conducted through Company-owned facilities, we also utilize third-party contractors, which we do not control, to complement our vertically integrated production. If one of our own manufacturing operations or one of our third-party contractors or sub-contractors violates or is accused of violating local or international labour laws or other applicable regulations, or engages in labour or other business practices that would be viewed, in any market in which our products are sold, as unethical, we could experience negative publicity which could harm our reputation or the social acceptability of our products, which could impact our ability to retain existing customers or attract new ones and result in a loss of sales, which, in turn, could have a material adverse effect on our financial condition, results of operations, business or cash flows.

Our ability to protect our intellectual property rights

Our trademarks are important to our marketing efforts and have substantial value. We aggressively protect these trademarks from infringement and dilution through appropriate measures including court actions and administrative proceedings; however, the actions we have taken and expect to continue to take to establish and protect our trademarks and other intellectual property may not be adequate. We cannot be certain that others will not imitate our products or infringe our intellectual property rights. Infringement or counterfeiting of our products could diminish the value of our brands or otherwise negatively affect our business. In addition, unilateral actions in the United States or other countries, such as changes to or the repeal of laws recognizing trademark or other intellectual property rights, could have an impact on our ability to enforce those rights.

From time to time, we are involved in opposition and cancellation proceedings with respect to our intellectual property, which could affect its validity, enforceability, and use. The value of our intellectual property could diminish if others assert rights in, or ownership of, or oppose our applications to register our trademarks and other intellectual property rights. In some cases, there may be trademark owners who have prior rights to our trademarks or to similar trademarks, which could harm our ability to sell products under or register such trademarks. In addition, we have registered trademarks in certain foreign jurisdictions and the laws of foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States or Canada. We do not own trademark rights to all of our brands in all jurisdictions, which may limit the future sales growth of certain branded products in such jurisdictions. Furthermore, actions we have taken to protect our intellectual property rights may not be adequate to prevent others from seeking to invalidate our trademarks or block sales of our products as a violation of the trademarks and intellectual property rights of others.


In some cases, litigation may be necessary to protect our trademarks and other intellectual property rights, to enforce our rights or defend against claims by third parties alleging that we infringe, dilute, misappropriate, or otherwise violate third-party trademark or other intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, and whether successful or not, could result in substantial costs and diversion of our resources, which could have a negative effect on our business, financial condition, results of operation and cash flows. Any intellectual property litigation claims against us could result in the loss or compromise of our intellectual property rights, could subject us to significant liabilities, require us to seek licenses on unfavorable terms, if available at all, and/or require us to rebrand our products and services, any of which could negatively affect our business, results of operations, financial condition, and cash flows.

We rely significantly on our information systems for our business operations

We place significant reliance on our information systems. Our information systems consist of a full range of supply chain and financial systems. The systems include applications related to product development, planning, manufacturing, distribution, sales, human resources, analytics, and financial reporting. We depend on our information systems to operate our business and make key decisions. These activities include forecasting demand, purchasing raw materials and supplies, designing products, scheduling and managing production, selling to our customers, responding to customer, supplier and other inquiries, managing inventories, shipping goods on a timely basis, managing our employees, and summarizing results. There can be no assurance that we will not experience operational problems with our information systems as a result of system failures, viruses, information security incidents, cyber security incidents, disasters or other causes, or in connection with upgrades to our systems or implementation of new systems. In addition, there can be no assurance that we will be able to timely modify or adapt our systems to meet evolving requirements of our business. Any material disruption or slowdown of our systems could cause operational delays and other impacts that could negatively affect our business and results of operations.

We may be negatively impacted by data security breaches or data privacy violations

Our business involves the regular collection, use and sharing of sensitive and confidential information regarding employees, customers, business partners, vendors, and other third parties. These activities are highly regulated, and privacy and information security laws are complex and constantly changing. Non-compliance with these laws and regulations can lead to legal liability and reputational risk. Furthermore, an information technology system failure or non-availability, cyber security incident, or breach of systems could disrupt our operations, cause the loss of, corruption of, or unauthorized access to business information and data, compromise confidential information, or expose us to regulatory investigation, litigation, fines, contractual penalties and financial losses. Divergent technology systems inherited through business acquisitions increase complexity and potential exposure. We use a risk-based approach to mitigating information security risk and data privacy risk. We continue to invest in and improve our data privacy practices, data security threat protection, detection and mitigation policies, procedures and controls, and awareness campaigns to enhance data protection. We seek to detect and investigate all incidents and to prevent their occurrence or recurrence. Senior leadership provides updates to the Corporate Governance and Social Responsibility Committee of any major data security or privacy issues on a quarterly basis, provides quarterly information security reports to the Audit and Finance Committee, provides strategic updates to the Board of Directors on an annual basis, and has a process in place to communicate time sensitive issues to the Board on an as-needed basis. We are unaware of any material data security or privacy issues over the past three years, and expenses incurred from data security breaches and privacy violations have been negligible over this period. However, given the highly evolving nature and sophistication of security threats, data privacy laws, and our dependence upon third party data sharing, the impact of any future incident cannot be easily predicted or mitigated, and the costs related to such incidents may not be fully insured or indemnified by other means.



Rapid developments in artificial intelligence (AI) could adversely impact our business

AI capabilities are continuing to develop rapidly and are becoming more generally available, increasing the risk that AI could become disruptive to our business. Failure to keep pace with the advancement of new technologies such as AI could impact our competitive advantage and negatively affect our business, financial condition, and results of operations.

Implementation and reliance on new technologies, including machine learning and generative AI, within the Company and through third-party providers, increase the risk that flaws in algorithms, processes, or data may result in inaccurate decisions and potentially increase the cost of operational or cybersecurity related interruptions. Leveraging these new and rapidly evolving technologies may also increase other risks such as risks relating to indirect infringement on intellectual property or privacy and could carry social or ethical implications including unintended bias that could increase reputational risk and potentially result in regulatory fines or penalties. Future legislative action limiting or otherwise regulating the use of these technologies could also adversely impact our ability to operate using them, which, in turn, could negatively affect our business, financial condition and results of operations.

There is also a risk that AI could be used to infringe upon our intellectual property, impersonate our people, falsely represent our products, or be used in other ways that could result in operational or reputational harm.

We depend on key management and our ability to attract and/or retain key personnel

Our success depends upon the continued contributions of our key management, some of whom have unique talents and experience and would be difficult to replace in the short term. The loss or interruption of the services of a key executive could have a negative effect on our business during the transitional period that would be required to restructure the organization or for a successor to assume the responsibilities of the key management position. Our future success will also depend on our ability to attract, hire and retain key managers, including manufacturing, sales and other personnel. Experienced and highly skilled employees are in high demand and competition for these employees can be intense, and our ability to attract, hire and retain them depends on our ability to provide competitive compensation. We may not be able to attract, hire or retain these employees, which could negatively affect our business.

16.0 Definition and reconciliation of non-GAAP financial measures and related ratios

We use non-GAAP financial measures, as well as non-GAAP ratios to assess our operating and financial performance, financial condition and leverage, and liquidity. The terms and definitions of the non-GAAP financial measures used in this MD&A and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP financial measures are presented on a consistent basis for all periods presented in this MD&A. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Non-GAAP financial measures and related ratios

In this MD&A we use non-GAAP financial measures including adjusted net earnings, adjusted earnings before income taxes, adjusted income tax expense, adjusted gross profit, adjusted SG&A expenses, adjusted operating income, adjusted EBITDA, as well as non-GAAP ratios including adjusted diluted EPS, adjusted effective income tax rate, adjusted gross margin, adjusted SG&A expenses as a percentage of net sales, adjusted operating margin and adjusted RONA. These financial metrics are used to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating and financial performance, and because we believe such measures provide meaningful information on the Company's operating and financial performance and financial condition. Excluding these items does not imply they are non-recurring. We also use non-GAAP financial measures including free cash flow, total debt, net debt, net debt leverage ratio and working capital.

Certain adjustments to non-GAAP measures

As noted above certain of our non-GAAP financial measures and ratios exclude the variation caused by certain adjustments that affect the comparability of the Company's operating and financial results and could potentially distort the analysis of trends in its business performance. Adjustments which impact more than one non-GAAP financial measure and ratio are explained below:



Restructuring and acquisition-related (recoveries) costs
Restructuring and acquisition-related (recoveries) costs are comprised of costs directly related to significant exit activities, including the closure of business locations and sale of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions. Restructuring and acquisition-related costs are included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted earnings before income taxes, adjusted diluted EPS, and adjusted EBITDA. Restructuring and acquisition-related recoveries were $5 million for the fiscal year ended December 29, 2024 (2023 - $46 million (costs), 2022 - $0.5 million (costs)). Subsection 5.6.5 entitled "Restructuring and acquisition-related costs" in this MD&A contains a detailed discussion of these costs.

Impairment (Impairment reversal) of intangible assets, net of write-downs
During the fourth quarter of fiscal 2022 we reported an impairment charge of $62 million relating to the Company's Hosiery CGU. During the fourth quarter of fiscal 2023 we reported an impairment reversal of $41 million relating to the Hosiery CGU. There was no impairment or reversal of impairment identified during the fourth quarter of fiscal 2024. Impairment charges and impairment reversals are included as adjustments in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Net insurance losses (gains)
Net insurance gains of nil (2023 - $77 million, 2022 - $26 million) for the fiscal year ended December 29, 2024, related to the two hurricanes which impacted the Company's operations in Central America in November 2020. Net insurance gains relate to the recognition of insurance recoveries for business interruption losses and insurance recoveries for damaged equipment. Insurance gains relating to recoveries for business interruption losses of nil (2023 - $74 million, 2022 - nil), are recorded in insurance gains, and included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA. Net insurance gains and losses relating mainly to recoveries for damaged equipment, salary and benefits for idle employees of nil, (2023 - $3 million (gain), 2022 - $26 million (gain)), are recorded in cost of sales and included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

Impact of strategic product line initiatives
In the fourth quarter of fiscal 2019, the Company launched a strategic initiative to significantly reduce its imprintables product line SKU count. In the fourth quarter of fiscal 2020 the Company expanded this strategic initiative to include a significant reduction in its retail product line SKU count. The objectives of this strategic initiative include exiting all ship to-the-piece activities, discontinuing overlapping and less productive styles and SKUs between brands, simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of this initiative has included inventory write-downs to reduce the carrying value of discontinued SKUs to liquidation values, sales return allowances for product returns related to discontinued SKUs. The impact of strategic product line initiatives is included as an adjustment in arriving at adjusted gross profit and adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

The charges related to this initiative in fiscal 2022, 2023 and 2024, were as follows:

- Fiscal 2022 includes $1 million gain related to the reversal of a reserve relating to Company's strategic initiatives to significantly reduce its product line SKU counts.

- Fiscal 2023 and 2024 recoveries were nil.

Gain on sale and leaseback
During the first quarter of 2023, the Company recognized a gain of $25 million ($15.5 million after reflecting $9.5 million of income tax expense) on the sale and leaseback of one of our distribution centres located in the U.S. The impact of this gain was included as an adjustment in arriving at adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted income tax expense, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.



Costs relating to proxy contest and leadership changes and related matters
On December 11, 2023, the Company's then Board of Directors (the "Previous Board") announced the termination of the Company's President and Chief Executive Officer, Glenn Chamandy. On such date, the Previous Board appointed Vince Tyra as President and Chief Executive Officer, and Mr. Tyra took office in the first quarter of fiscal 2024, effective on January 15, 2024. Following the termination of Mr. Chamandy, shareholder Browning West and others initiated a campaign and proxy contest against the Previous Board, proposing a new slate of Directors and requesting the reinstatement of Mr. Chamandy as President and Chief Executive Officer. In the second quarter of 2024, on April 28, 2024, in advance of the May 28, 2024 Annual General Meeting of Shareholders ("Annual Meeting"), the Previous Board announced a refreshed Board of Directors ("Refreshed Board") that resulted in the immediate replacement of five Directors, with two additional Directors staying on temporarily but not standing for re-election at the Annual Meeting. On May 23, 2024, five days prior to the Annual Meeting, the Refreshed Board and Mr. Tyra resigned, along with Arun Bajaj, the Company's Executive Vice-President, Chief Human Resources Officer (CHRO) and Legal Affairs. The Refreshed Board appointed Browning West's nominees to the Board of Directors (the "New Board"), effective as of that date. On May 24, 2024, the New Board reinstated Mr. Chamandy as President and Chief Executive Officer. On May 28, 2024, the New Board was elected by shareholders at the Annual Meeting. During the past year, the Company incurred significant expenses primarily at the direction of the Previous Board and the Refreshed Board, including: (i) legal, communication, proxy advisory, financial and other advisory fees relating to the proxy contest and related matters and the termination and subsequent reinstatement of Mr. Chamandy; (ii) legal, financial and other advisory fees with respect to a review process initiated by the Previous Board following receipt of a confidential non-binding expression of interest to acquire the Company; (iii) special senior management retention awards; (iv) severance and termination benefits relating to outgoing executives; and (v) incremental director meeting fees and insurance premiums. In addition, subsequent to the Annual Meeting, the Corporate Governance and Social Responsibility Committee (the "CGSRC") recommended to the New Board, and the New Board approved, back-pay compensation for Mr. Chamandy (who did not receive any severance payment following his termination on December 11, 2023), relating to his reinstatement, including the reinstatement of share-based awards that were canceled by the Previous Board. In light of the strong shareholder support received for its successful campaign and the fact that the Refreshed Board resigned in advance of the Annual Meeting, the CGSRC also recommended to the New Board, and the New Board approved, the reimbursement of Browning West's legal and other advisory expenses relating to the proxy contest, in the amount of $9.4 million in the second quarter of 2024.

The total costs relating to these non-recurring events ("Costs relating to proxy contest and leadership changes and related matters") amounted to $82.7 million (2023 - $6.3 million, 2022 - nil), for the year ended December 29, 2024, as itemized in the table below with corresponding footnotes. Such costs are included in selling, general and administrative expenses. The impact of the below charges are included as adjustments in arriving at adjusted SG&A expenses, adjusted SG&A expenses as a percentage of net sales, adjusted operating income, adjusted operating margin, adjusted earnings before income taxes, adjusted net earnings, adjusted diluted EPS, and adjusted EBITDA.

(in $ millions)	Three months ended		Twelve months ended		
	December 29, 2024	December 31, 2023	**December 29, 2024**	December 31, 2023	January 1, 2023
Advisory fees on shareholder matters[1]	**0.9**	1.8	**36.7**	1.8	—
Severance and other termination benefits[2]	**—**	—	**21.6**	—	—
Compensation expenses relating to Glenn Chamandy's termination and subsequent reinstatement as President and Chief Executive Officer[3]	**—**	4.5	**8.9**	4.5	—
Incremental (recoveries) costs relating to the Previous Board and Refreshed Board[4]	**(0.1)**	—	**8.7**	—	—
Costs relating to assessing external interests in acquiring the Company[5]	**—**	—	**3.0**	—	—
Special retention awards, net of jobs credit[6]	**(0.4)**	—	**3.8**	—	—
Costs relating to proxy contest and leadership changes and related matters	**0.4**	6.3	**82.7**	6.3	—

(1) Relates to advisory, legal and other expenses for the proxy contest and shareholder matters. Charges incurred during fiscal 2024 of $36.7 million (2023 - $1.8 million, 2022 - nil) include:
  – $27.3 million (2023 - $1.8 million, 2022 - nil) of advisory, legal and other fees and expenses related to the proxy contest and related matters; and
  – $9.4 million of expenses (2023 - nil, 2022 - nil) for the reimbursement of advisory, legal and other fees and expenses incurred by Browning West in relation to the proxy contest (refer to note 22 of the consolidated annual financial statements for the year ended December 29, 2024 for additional information).



(2) Relates to the payout of severance and other termination benefits to Mr. Tyra and Mr. Bajaj pursuant to existing severance arrangements approved and made by the Refreshed Board in the context of the proxy contest, prior to its conclusion in May 2024. The cash payouts in the second quarter of 2024 for severance and termination benefits totaled $24.4 million, of which $15.3 million was for Mr. Tyra and $9.1 million was for Mr. Bajaj. The respective charges included in selling, general and administrative expenses totaled $21.6 million (of which $14.1 million was for Mr. Tyra and $7.5 million was for Mr. Bajaj), and include $12.3 million for accelerated vesting of share-based awards as well $9.3 million in other termination benefits for these executives.

(3) Compensation expenses relating to Mr. Chamandy include back-pay as part of his reinstatement by the New Board, and the reinstatement of share-based awards which had been canceled by the Previous Board. Net charges incurred during fiscal year ended December 29, 2024 of $8.9 million (2023 - $4.5 million, 2022 - nil), respectively, include:

- $1.7 million (2023 - nil, 2022 - nil) for backpay and accruals for short-term incentive plan benefits;
- nil (2023 - $9.8 million, 2022 - nil) consisting of accrued termination benefits;
- $14.6 million of stock-based compensation expense for past service costs related to the reinstatement of Mr. Chamandy's 2022 and 2023 long-term incentive program (LTIP) grants (for which a reversal of net compensation expense of approximately $5 million was recorded in the fourth quarter of fiscal 2023);
- $2.4 million of stock-based compensation expense adjustments relating to Mr. Chamandy's 2021 LTIP share-based grant which vested in 2024; and
- The reversal of a $9.8 million accrual for severance in the second quarter of 2024 (which had been accrued for in the fourth quarter of 2023), as Mr. Chamandy forfeited any termination benefit entitlement in connection with the award of back-pay and reinstatement of canceled share-based awards as noted above.

(4) The Company incurred $8.7 million of incremental costs relating to the Previous Board and Refreshed Board during fiscal 2024. These charges include $4.8 million for a Directors and Officers run off insurance policy, $0.6 million for special board meeting fee payments, and $3.3 million for the increase in value of the deferred share units (DSU) liability.

(5) Relates to advisory, legal and other expenses with respect to the announced review process initiated by the Previous Board following receipt of a confidential non-binding expression of interest to acquire the Company. The Company incurred $3.0 million of expenses during fiscal 2024 related to this matter.

(6) Stock-based compensation expenses relating to special retention awards, granted in the first quarter of fiscal 2024, of $3.8 million for fiscal 2024, include $5.8 million of retention awards, partially offset by $2.0 million in jobs credit. At the grant date, these special retention awards had a total fair value of $8.6 million. The stock-based compensation expense relating to these awards is being recognized over the respective vesting periods, with most of the awards originally vesting at the end of 2024. In connection with the departure of Mr. Bajaj, $2.5 million of these awards were fully paid out in cash to him during the second quarter of 2024, as part of the $9.1 million payout in note 2 above.



Adjusted net earnings and adjusted diluted EPS

Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters, the impact of the Company's strategic product line initiatives, and income tax expense or recovery relating to these items. Adjusted net earnings also excludes income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its net earnings performance from one period to the next, and in making decisions regarding the ongoing operations of its business, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its net earnings and diluted EPS and could potentially distort the analysis of net earnings trends in its business performance. The Company believes adjusted net earnings and adjusted diluted EPS are useful to investors because they help identify underlying trends in our business that could otherwise be masked by certain expenses, write-offs, charges, income or recoveries that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, except per share amounts)	Three months ended		Twelve months ended		
	December 29, 2024	December 31, 2023	**December 29, 2024**	December 31, 2023	January 1, 2023
Net earnings	**132.3**	153.3	**400.9**	533.6	541.5
Adjustments for:					
Restructuring and acquisition-related (recoveries) costs	**(4.3)**	10.9	**(5.3)**	45.8	0.5
Impairment (Impairment reversal) of intangible assets, net of write-downs	—	(40.8)	—	(40.8)	62.3
Impact of strategic product line initiatives	—	—	—	—	(1.0)
Gain on sale and leaseback	—	—	—	(25.0)	—
Net insurance gains	—	—	—	(77.3)	(25.9)
Costs relating to proxy contest and leadership changes and related matters	**0.4**	6.3	**82.7**	6.3	—
Income tax expense (recovery) relating to the above-noted adjustments	**0.4**	(0.5)	**0.5**	10.0	7.2
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities	**(0.6)**	—	**10.9**	—	—
Income tax recovery related to the revaluation of deferred income tax assets and liabilities[1]	—	—	—	—	(9.9)
Adjusted net earnings	**128.2**	129.2	**489.7**	452.6	574.7
Diluted EPS	**0.86**	0.89	**2.46**	3.03	2.93
Adjusted diluted EPS[2]	**0.83**	0.75	**3.00**	2.57	3.11

(1) Includes an income tax recovery of nil (2023 - nil, 2022 - $9.9 million) pursuant to the recognition of previously de-recognized (in fiscal 2018 and fiscal 2017 pursuant to the organizational realignment plan) deferred income tax assets as a result of a re-assessment of the probability of realization of such deferred income tax assets.

(2) This is a non-GAAP ratio. It is calculated as adjusted net earnings (loss) divided by the diluted weighted average number of common shares outstanding.

Certain minor rounding variances exist between the consolidated financial statements and this summary.



Adjusted earnings before income taxes, adjusted income tax expense, and adjusted effective income tax rate

Adjusted effective income tax rate is defined as adjusted income tax expense divided by adjusted earnings before income taxes. Adjusted earnings before income taxes excludes restructuring and acquisition-related costs, impairment (impairment reversal) of intangible assets, net insurance gains, gain on sale and leaseback, costs relating to proxy contest and leadership changes and related matters, and the impact of the Company's strategic product line initiatives. Adjusted income tax expense is defined as income tax expense excluding tax rate changes resulting in the revaluation of deferred income tax assets and liabilities, income taxes relating to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income tax expense relating to restructuring charges and other pretax adjustments noted above. The Company excludes these adjustments because they affect the comparability of its effective income tax rate. The Company believes the adjusted effective income tax rate provides a clearer understanding of our normalized effective tax rate and financial performance for the current period and for purposes of developing its annual financial budgets. The Company believes that adjusted effective income tax rate is useful to investors in assessing the Company's future effective income tax rate as it identifies certain pre-tax expenses and gains and income tax charges and recoveries which are not expected to recur on a regular basis (in particular, non-recurring costs such as proxy contest and leadership changes and related matters incurred in the Company's Canadian legal entity which do not result in tax recoveries, and tax rate changes resulting in the revaluation of deferred income tax assets and liabilities).

	Three months ended		Twelve months ended		
(in $ millions, or otherwise indicated)	**December 29, 2024**	December 31, 2023	**December 29, 2024**	December 31, 2023	January 1, 2023
Earnings before income taxes	**152.0**	156.9	**514.1**	564.2	566.4
Adjustments for:					
Restructuring and acquisition-related (recoveries) costs	**(4.3)**	10.9	**(5.3)**	45.8	0.5
Impairment (Impairment reversal) of intangible assets, net of write-downs	—	(40.8)	—	(40.8)	62.3
Impact of strategic product line initiatives	—	—	—	—	(1.0)
Net insurance gains	—	—	—	(77.3)	(25.9)
Gain on sale and leaseback	—	—	—	(25.0)	—
Costs relating to proxy contest and leadership changes and related matters	**0.4**	6.3	**82.7**	6.3	—
Adjusted earnings before income taxes	**148.1**	133.3	**591.5**	473.2	602.3
Income tax expense	**19.7**	3.6	**113.2**	30.6	24.9
Adjustments for:					
Income tax expense relating to restructuring (recoveries) costs and other adjustments above	**(0.4)**	0.5	**(0.5)**	(10.0)	(7.2)
Income tax recovery related to the revaluation of deferred income tax assets and liabilities	—	—	—	—	9.9
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities	**0.6**	—	**(10.9)**	—	—
Adjusted income tax expense	**19.9**	4.1	**101.8**	20.6	27.6
Average effective income tax rate[1]	**13.0 %**	2.3 %	**22.0 %**	5.4 %	4.4 %
Adjusted effective income tax rate[2]	**13.4 %**	3.1 %	**17.2 %**	4.4 %	4.6 %

(1) Average effective income tax rate is calculated as income tax expense divided by earnings before income taxes.

(2) This is a non-GAAP ratio. It is calculated as adjusted income tax expense divided by adjusted earnings before income taxes.

Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.



Adjusted gross profit and adjusted gross margin

Adjusted gross profit is calculated as gross profit excluding the impact of net insurance gains in fiscal 2023, and the impact of the Company's strategic product line initiatives. The Company uses adjusted gross profit and adjusted gross margin to measure its performance at the gross margin level from one period to the next, without the variation caused by the impacts of the item described above. The Company excludes this item because it affects the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding this item does not imply that it is non-recurring. The Company believes adjusted gross profit and adjusted gross margin are useful to management and investors because they help identify underlying trends in our business in how efficiently the Company uses labor and materials for manufacturing goods to our customers that could otherwise be masked by the impact of net insurance gains in prior years. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Three months ended		Twelve months ended		
	December 29, 2024	December 31, 2023	**December 29, 2024**	December 31, 2023	January 1, 2023
Gross profit	**253.0**	236.6	**1,003.7**	880.1	992.4
Adjustments for:					
Impact of strategic product line initiatives	—	—	—	—	(1.0)
Net insurance gains	—	—	—	(3.1)	(25.9)
Adjusted gross profit	**253.0**	236.6	**1,003.7**	877.0	965.5
Net sales	**821.5**	782.7	**3,270.6**	3,195.9	3,240.5
Sales return allowance for anticipated product returns	—	—	—	—	—
Net sales excluding the allowance for anticipated product returns related to discontinued SKUs	**821.5**	782.7	**3,270.6**	3,195.9	3,240.5
Gross margin	**30.8 %**	30.2 %	**30.7 %**	27.5 %	30.6 %
Adjusted gross margin[1]	**30.8 %**	30.2 %	**30.7 %**	27.4 %	29.8 %

(1) This is a non-GAAP ratio. It is calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs is a non-GAAP measure used in the denominator of the adjusted margin ratios to reverse the full effect of the SKU rationalization adjustments.
Certain minor rounding variances exist between the consolidated financial statements and this summary.

Adjusted SG&A expenses and adjusted SG&A expenses as a percentage of sales

Adjusted SG&A expenses is calculated as selling, general and administrative expenses excluding the impact of costs relating to proxy contest and leadership changes and related matters. The Company uses adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales to measure its performance from one period to the next, without the variation caused by the impact of the items described above. Excluding these items does not imply they are non-recurring. The Company believes adjusted SG&A expenses and adjusted SG&A expenses as a percentage of net sales are useful to investors because they help identify underlying trends in our business that could otherwise be masked by costs relating to the proxy contest and leadership changes and related matters, which the Company believes are unusual and non-recurring in nature. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Three months ended		Twelve months ended		
	December 29, 2024	December 31, 2023	**December 29, 2024**	December 31, 2023	January 1, 2023
SG&A expenses	**78.3**	88.3	**390.8**	330.4	326.3
Adjustment for:					
Costs relating to proxy contest and leadership changes and related matters	**0.4**	6.3	**82.7**	6.3	—
Adjusted SG&A expenses	**77.9**	82.0	**308.1**	324.1	326.3
SG&A expenses as a percentage of net sales	**9.5 %**	11.3 %	**11.9 %**	10.3 %	10.1 %
Adjusted SG&A expenses as a percentage of net sales[1]	**9.5 %**	10.5 %	**9.4 %**	10.1 %	10.1 %

(1) This is a non-GAAP ratio. It is calculated as adjusted SG&A expenses divided by net sales.



Adjusted operating income and adjusted operating margin

Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs, and also excludes impairment (impairment reversal) of intangible assets, the impact of the Company's strategic product line initiatives, net insurance gains, gain on sale and leaseback, and costs relating to proxy contest and leadership changes and related matters. Management uses adjusted operating income and adjusted operating margin to measure its performance at the operating income level as we believe it provides a better indication of our operating performance and facilitates the comparison across reporting periods, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its operating results and could potentially distort the analysis of trends in its operating income and operating margin performance. The Company believes adjusted operating income and adjusted operating margin are useful to investors because they help identify underlying trends in our business in how efficiently the Company generates profit from its primary operations that could otherwise be masked by the impact of the items noted above that can vary from period to period. Excluding these items does not imply they are non-recurring. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	Three months ended		Twelve months ended		
	December 29, 2024	December 31, 2023	**December 29, 2024**	December 31, 2023	January 1, 2023
Operating income	**179.0**	178.1	**618.2**	643.9	603.4
Adjustments for:					
Restructuring and acquisition-related (recoveries) costs	**(4.3)**	10.9	**(5.3)**	45.8	0.5
Impairment (Impairment reversal) of intangible assets, net of write-downs	—	(40.8)	—	(40.8)	62.3
Impact of strategic product line initiatives	—	—	—	—	(1.0)
Gain on sale and leaseback	—	—	—	(25.0)	—
Net insurance gains	—	—	—	(77.3)	(25.9)
Costs relating to proxy contest and leadership changes and related matters	**0.4**	6.3	**82.7**	6.3	—
Adjusted operating income	**175.1**	154.5	**695.6**	552.9	639.3
Operating margin	**21.8 %**	22.8 %	**18.9 %**	20.1 %	18.6 %
Adjusted operating margin[1]	**21.3 %**	19.7 %	**21.3 %**	17.3 %	19.7 %

(1) This is a non-GAAP ratio. It is calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs is a non-GAAP measure used in the denominator of the adjusted margin ratios to reverse the full effect of the SKU rationalization adjustments.

Certain minor rounding variances exist between the consolidated financial statements and this summary.



Adjusted EBITDA

Adjusted EBITDA is calculated as earnings before financial expenses net, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment (impairment reversal) of intangible assets, the impact of the Company's strategic product line initiatives, net insurance gains, gain on sale and leaseback, and costs relating to proxy contest and leadership changes and related matters. Management uses adjusted EBITDA, among other measures, to facilitate a comparison of the profitability of its business on a consistent basis from period-to-period and to provide a more complete understanding of factors and trends affecting our business. The Company also believes this measure is commonly used by investors and analysts to assess profitability and the cost structure of companies within the industry, as well as measure a company's ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are non-recurring. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

	Three months ended		Twelve months ended		
(in $ millions)	December 29, 2024	December 31, 2023	December 29, 2024	December 31, 2023	January 1, 2023
Net earnings	**132.3**	153.3	**400.9**	533.6	541.5
Restructuring and acquisition-related (recoveries) costs	**(4.3)**	10.9	**(5.3)**	45.8	0.5
Impairment (Impairment reversal) of intangible assets, net of write-downs	—	(40.8)	—	(40.8)	62.3
Impact of strategic product line initiatives	—	—	—	—	(1.0)
Gain on sale and leaseback	—	—	—	(25.0)	—
Net insurance gains	—	—	—	(77.3)	(25.9)
Costs relating to proxy contest and leadership changes and related matters	**0.4**	6.3	**82.7**	6.3	—
Depreciation and amortization	**33.3**	30.8	**138.2**	121.6	124.9
Financial expenses, net	**26.9**	21.2	**104.2**	79.7	37.0
Income tax expense	**19.7**	3.6	**113.2**	30.6	24.9
Adjusted EBITDA	**208.3**	185.3	**833.9**	674.5	764.2

Certain minor rounding variances exist between the consolidated financial statements and this summary.

Free cash flow

Free cash flow is defined as cash flow from operating activities, less cash flow used in investing activities excluding cash flows relating to business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric used by management in managing capital as it indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. Management believes that free cash flow also provides investors with an important perspective on the cash available to us to service debt, fund acquisitions, and pay dividends. In addition, free cash flow is commonly used by investors and analysts when valuing a business and its underlying assets. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	2024	2023	2022
Cash flows from (used in) operating activities	**501.4**	546.6	413.5
Cash flows from (used in) investing activities	**(112.1)**	(154.9)	(182.4)
Adjustment for:			
Business (dispositions) acquisitions	**—**	—	(33.5)
Free cash flow	**389.3**	391.7	197.6

Certain minor rounding variances exist between the consolidated financial statements and this summary.



Total debt and net debt
Total debt is defined as the total bank indebtedness, long-term debt (including any current portion), derivative financial instrument assets and liabilities related to the principal component of the cross-currency swap, and lease obligations (including any current portion), and net debt is calculated as total debt net of cash and cash equivalents. The new adjustment in fiscal 2024 to total debt for the cross-currency swap on the Canadian notes incurred in the fourth quarter of fiscal 2024 reflects that the Company does not have exposure to the Canadian/US exchange rate fluctuations due to the hedge. The Company considers total debt and net debt to be important indicators for management and investors to assess the financial position and liquidity of the Company, and measure its financial leverage. These measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions)	December 29, 2024	December 31, 2023	January 1, 2023
Long-term debt (including current portion)	1,535.9	985.0	930.0
Bank indebtedness	—	—	—
Derivative financial instrument liabilities on Canadian Senior unsecured notes	14.1	—	—
Lease obligations (including current portion)	117.4	98.1	94.0
Total debt	1,667.4	1,083.1	1,024.0
Cash and cash equivalents	(98.8)	(89.6)	(150.4)
Net debt	1,568.6	993.5	873.6

Certain minor rounding variances exist between the consolidated financial statements and this summary.

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net debt to pro-forma adjusted EBITDA for the trailing twelve months, all of which are non-GAAP measures. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has currently set a net debt leverage target ratio of 1.5 to 2.5 times pro-forma adjusted EBITDA for the trailing twelve months (previously 1.0 to 2.0 times). The net debt leverage ratio serves to evaluate the Company's financial leverage and is used by management in its decisions on the Company's capital structure, including financing strategy. The Company believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company, including our ability to pay off our incurred debt. The Company's net debt leverage ratio differs from the net debt to EBITDA ratio that is a covenant in our loan and note agreements, and therefore the Company believes it is a useful additional measure. This measure does not have any standardized meanings prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other companies.

(in $ millions, or otherwise indicated)	December 29, 2024	December 31, 2023	January 1, 2023
Adjusted EBITDA for the trailing twelve months	833.8	674.5	764.2
Adjustment for:			
Business acquisitions	—	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	833.8	674.5	764.2
Net debt	1,568.6	993.4	873.6
Net debt leverage ratio[1]	1.9	1.5	1.1

(1) The Company's net debt to EBITDA ratio for purposes of its term loans and revolving facility was 2.0 and for purposes of U.S. private placement notes was 2.2x at December 29, 2024. Refer to section 8.2 of this MD&A.

Certain minor rounding variances exist between the consolidated financial statements and this summary.



Return on adjusted average net assets

Return on adjusted average net assets (Adjusted RONA) is defined as the ratio of return to adjusted average net assets for the last five quarters. Return is defined as adjusted net earnings, excluding net financial expenses and the amortization of intangible assets (excluding software), net of income tax recoveries related thereto. Average is computed as the sum of the five quarters divided by five. Adjusted average net assets are defined as the sum of average total assets, excluding average cash and cash equivalents, average net deferred income taxes, and the average accumulated amortization of intangible assets excluding software, less average total current liabilities excluding the current portion of lease obligations. Adjusted average net assets and return are non-GAAP measures used as components of adjusted RONA. The Company uses adjusted RONA as a performance indicator to measure the efficiency of its invested capital. Management believes adjusted RONA is useful to investors as a measure of performance and the effectiveness of our use of capital. Adjusted RONA is not a measure of financial performance under IFRS and may not be defined and calculated by other companies in the same manner.

(in $ millions)	December 29, 2024	December 31, 2023	January 1, 2023
Average total assets	3,672.4	3,565.7	3,344.4
Average cash and cash equivalents	(89.7)	(97.0)	(118.8)
Average net deferred income taxes	(22.4)	(11.4)	(12.9)
Average accumulated amortization of intangible assets, excluding software	280.0	304.7	254.9
Average total current liabilities, excluding the current portion of lease obligations and debt	(476.7)	(432.7)	(485.3)
Adjusted average net assets	3,363.6	3,329.3	2,982.3

	Twelve months ended		
(in $ millions, or otherwise indicated)	December 29, 2024	December 31, 2023	January 1, 2023
Adjusted net earnings	489.7	452.6	574.7
Financial expenses, net (nil income taxes in all years)	104.2	79.7	37.0
Amortization of intangible assets, excluding software, net (nil income taxes in all three years)	8.1	8.3	13.8
Return	602.0	540.6	625.5
Return on adjusted average net assets (Adjusted RONA)	17.9 %	16.2 %	21.0 %

Certain minor rounding variances exist between the consolidated financial statements and this summary.

Working capital

Working capital is a non-GAAP financial measure and is defined as current assets less current liabilities. Management believes that working capital, in addition to other conventional financial measures prepared in accordance with IFRS, provides information that is helpful to understand the financial condition of the Company. The objective of using working capital is to present readers with a view of the Company from management's perspective by interpreting the material trends and activities that affect the short-term liquidity and financial position of the Company, including its ability to discharge its short-term liabilities as they come due. This measure is not comparable to similarly titled measures used by other public companies.

(in $ millions)	December 29, 2024	December 31, 2023	January 1, 2023
Cash and cash equivalents	98.8	89.6	150.4
Trade accounts receivable	542.4	412.5	248.8
Inventories	1,110.6	1,089.4	1,225.9
Prepaid expenses, deposits and other current assets	107.0	96.0	101.8
Accounts payable and accrued liabilities	(490.1)	(408.3)	(471.2)
Income taxes payable	(29.7)	(1.6)	(6.6)
Current portion of lease obligations	(17.7)	(14.2)	(13.8)
Current portion of long-term debt	(300.0)	(300.0)	(150.0)
Working capital	1,021.3	963.4	1,085.3

Certain minor rounding variances exist between the consolidated financial statements and this summary.


MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements have been prepared by management and approved by the Board of Directors of the Company. The consolidated financial statements were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect management's best estimates and judgments. Where alternative accounting methods exist, management has chosen those methods deemed most appropriate in the circumstances. Management is responsible for the accuracy, integrity and objectivity of the consolidated financial statements within reasonable limits of materiality, and for maintaining a system of internal controls over financial reporting as described in "Management's annual report on internal control over financial reporting" included in Management's Discussion and Analysis for the fiscal year ended December 29, 2024. Management is also responsible for the preparation and presentation of other financial information included in the 2024 Annual Report and its consistency with the consolidated financial statements.

The Audit and Finance Committee, which is appointed annually by the Board of Directors and comprised exclusively of independent directors, meets with management as well as with the independent auditors and internal auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the consolidated financial statements and the independent auditors' report. The Audit and Finance Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for presentation to the shareholders. The Audit and Finance Committee considers, for review by the Board of Directors and approval by the shareholders, the engagement or reappointment of the independent auditors.

The consolidated financial statements have been independently audited by KPMG LLP, on behalf of the shareholders, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Their report outlines the nature of their audit and expresses their opinion on the consolidated financial statements of the Company. In addition, our auditors have issued a report on the Company's internal controls over financial reporting as of December 29, 2024. KPMG LLP has direct access to the Audit and Finance Committee of the Board of Directors.

(Signed: Glenn J. Chamandy)

Glenn J. Chamandy

President and Chief Executive Officer

(Signed: Rhodri J. Harries)

Rhodri J. Harries

Executive Vice-President, Chief Financial and Administrative Officer

February 18, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gildan Activewear Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Gildan Activewear Inc. (the "Company") as of December 29, 2024 and December 31, 2023, the related consolidated statements of earnings and comprehensive income, changes in equity, and cash flows for the years ended December 29, 2024 and December 31, 2023, and the related notes (collectively, the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 29, 2024 and December 31, 2023, and its financial performance and its cash flows for the years ended December 29, 2024 and December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 29, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 18, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Page 2

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the (consolidated) financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment and allocation of inventories costs

As discussed in Note 7 to the consolidated financial statements, the inventories balance as of December 29, 2024 was $1,110.6 million, of which work in process and finished goods represented $940.2 million. As discussed in Note 3(c) to the consolidated financial statements, inventories are stated at the lower of cost, determined on a first-in, first-out basis, and net realizable value. As the Company manages its day-to-day production costs and inventories using a standard costing system, variances arise between these standard costs and the actual manufacturing costs. Adjustments are therefore required at period-end to measure inventories at their actual cost. This involves the combination of automated and non-automated systems and processes using data obtained from different geographical locations to accumulate manufacturing variances at each stage of the Company's vertically integrated manufacturing process and identify costs to be expensed immediately to cost of sales. Such costs include additional costs incurred as a result of operating below normal capacity and abnormal costs. The Company then applies a variance deferral factor, based on the number of days of inventories on hand based on the most recent past production, to determine the variances to be included in ending inventories. The determination of the variance deferral factor involves estimation.

Page 3

We identified the assessment of costs directly related to the conversion of raw materials to finished goods and the allocation of manufacturing variances to the carrying value of inventories as a critical audit matter. A higher degree of auditor judgment and audit effort was required in testing the costs included in the carrying value of inventories and evaluating the variance deferral factor used in allocating the manufacturing variances given the complexity of the process.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's inventory costing process, including controls related to: (1) identifying costs to be expensed immediately; and (2) establishing the variance deferral factor. We tested the eligibility of costs for recognition in inventories by: (1) assessing the nature of costs included in inventories by inspecting a sample of transactions recorded as manufacturing costs and tracing them to underlying documentation; (2) analyzing manufacturing variances to identify the existence of costs to be expensed immediately; and (3) assessing changes in production activity to identify costs to be expensed immediately. We assessed the variance deferral factor based on the number of days of inventory on hand determined by reference to the most recent past production, which included testing certain of the inputs to the calculation.

/s/ KPMG LLP

We have served as the Company's auditor since 1996.

Montréal, Canada

February 18, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gildan Activewear Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Gildan Activewear Inc.'s and subsidiaries' (the "Company") internal control over financial reporting as of December 29, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 29, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 29, 2024 and December 31, 2023, the related consolidated statements of earnings and comprehensive income, changes in equity, and cash flows for the years ended December 29, 2024 and December 31, 2023, and the related notes (collectively, the "consolidated financial statements"), and our report dated February 18, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's annual report on internal control over financial reporting" included in Management's Discussion and Analysis for the year ended December 29, 2024. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Montréal, Canada
February 18, 2025



GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. dollars)

	December 29, 2024	December 31, 2023
Current assets:		
Cash and cash equivalents (note 5)	$ 98,799	$ 89,642
Trade accounts receivable (note 6)	542,359	412,498
Inventories (note 7)	1,110,562	1,089,441
Prepaid expenses, deposits and other current assets	106,964	95,955
Total current assets	1,858,684	1,687,536
Non-current assets:		
Property, plant and equipment (note 8)	1,173,240	1,174,515
Right-of-use assets (note 9(a))	95,568	81,447
Intangible assets (note 10)	253,319	261,419
Goodwill (note 10)	271,677	271,677
Deferred income taxes (note 18)	21,800	23,971
Other non-current assets	40,834	14,308
Total non-current assets	1,856,438	1,827,337
Total assets	$ 3,715,122	$ 3,514,873
Current liabilities:		
Accounts payable and accrued liabilities	$ 490,073	$ 408,294
Income taxes payable	29,668	1,635
Current portion of lease obligations (note 9(b))	17,749	14,161
Current portion of long-term debt (note 11)	300,000	300,000
Total current liabilities	837,490	724,090
Non-current liabilities:		
Long-term debt (note 11)	1,235,870	685,000
Lease obligations (note 9(b))	99,671	83,900
Deferred income taxes (note 18)	28,630	18,118
Other non-current liabilities (note 12)	56,810	46,308
Total non-current liabilities	1,420,981	833,326
Total liabilities	2,258,471	1,557,416
Commitments, guarantees and contingent liabilities (note 23)		
Equity (note 13):		
Share capital	268,557	271,213
Contributed surplus	69,920	61,363
Retained earnings	1,118,201	1,611,231
Accumulated other comprehensive (loss) income (note 14(b))	(27)	13,650
Total equity attributable to shareholders of the Company	1,456,651	1,957,457
Total liabilities and equity	$ 3,715,122	$ 3,514,873

See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors:

(Signed: Glenn J. Chamandy)

Glenn J. Chamandy

Director

(Signed: Ghislain Houle)

Ghislain Houle

Director



GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND COMPREHENSIVE INCOME
Fiscal years ended December 29, 2024 and December 31, 2023
(in thousands of U.S. dollars, except per share data)

		2024		2023
Net sales (note 26)	$	**3,270,590**	$	3,195,911
Cost of sales (note 16(c))		**2,266,911**		2,315,857
Gross profit		**1,003,679**		880,054
Selling, general and administrative expenses (note 16(a))		**390,769**		330,391
Gain on sale and leaseback (note 16(e))		**—**		(25,010)
Net insurance gains (note 16(f))		**—**		(74,172)
Restructuring and acquisition-related (recoveries) costs (note 17)		**(5,329)**		45,762
Impairment (Impairment reversal) of intangible assets (note 10)		**—**		(40,770)
Operating income		**618,239**		643,853
Financial expenses, net (note 14(c))		**104,154**		79,670
Earnings before income taxes		**514,085**		564,183
Income tax expense (note 18)		**113,220**		30,603
Net earnings		**400,865**		533,580
Other comprehensive (loss) income, net of related income taxes:				
Cash flow hedges (note 14(d))		**(13,677)**		3,805
Actuarial (loss) gain on employee benefit obligations (note 12(a))		**(817)**		1,717
		(14,494)		5,522
Comprehensive income	$	**386,371**	$	539,102
Earnings per share (note 19):				
Basic	$	**2.46**	$	3.03
Diluted	$	**2.46**	$	3.03

See accompanying notes to consolidated financial statements.


GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
Fiscal years ended December 29, 2024 and December 31, 2023
(in thousands or thousands of U.S. dollars)

	Share capital		Contributed surplus	Accumulated other comprehensive income (loss)	Retained earnings	Total Equity
	Number	Amount				
Balance, January 1, 2023	179,709	$ 202,329	$ 79,489	$ 9,845	$ 1,590,499	$ 1,882,162
Share-based compensation	—	—	26,804	—	—	26,804
Shares issued under employee share purchase plan	54	1,622	—	—	—	1,622
Shares issued pursuant to exercise of stock options	2,054	65,226	(11,609)	—	—	53,617
Shares issued or distributed pursuant to vesting of restricted share units and SARs	856	17,638	(37,108)	—	—	(19,470)
Shares repurchased for cancellation (note 13(d))	(11,831)	(14,786)	—	—	(355,644)	(370,430)
Share repurchases for settlement of non-Treasury RSUs (note 13(e))	(856)	(816)	—	—	(25,412)	(26,228)
Deferred compensation to be settled in non-Treasury RSUs	—	—	2,075	—	—	2,075
Dividends declared	—	—	1,712	—	(133,509)	(131,797)
Transactions with shareholders of the Company recognized directly in equity	(9,723)	68,884	(18,126)	—	(514,565)	(463,807)
Cash flow hedges (note 14(d))	—	—	—	3,805	—	3,805
Actuarial gain (loss) on employee benefit obligations (note 12(a))	—	—	—	—	1,717	1,717
Net earnings	—	—	—	—	533,580	533,580
Comprehensive income	—	—	—	3,805	535,297	539,102
Balance, December 31, 2023	169,986	$ 271,213	$ 61,363	$ 13,650	$ 1,611,231	$ 1,957,457
Share-based compensation	—	—	64,376	—	—	64,376
Shares issued under employee share purchase plan	43	1,661	—	—	—	1,661
Shares issued pursuant to exercise of stock options	184	6,304	(947)	—	—	5,357
Shares issued or distributed pursuant to vesting of restricted share units	658	20,237	(39,439)	—	—	(19,202)
Shares repurchased for cancellation (including share buyback taxes) (note 13(d))	(17,735)	(29,670)	—	—	(731,829)	(761,499)
Share repurchases for settlement of non-Treasury RSUs (note 13(e))	(725)	(1,188)	—	—	(26,505)	(27,693)
Change from equity-settled to cash-settled arising from change in settlement	—	—	(15,396)	—	—	(15,396)
Payout of employee portion of deferred compensation	—	—	(1,312)	—	—	(1,312)
Dividends declared	—	—	1,275	—	(134,744)	(133,469)
Transactions with shareholders of the Company recognized directly in equity	(17,575)	(2,656)	8,557	—	(893,078)	(887,177)
Cash flow hedges (note 14(d))	—	—	—	(13,677)	—	(13,677)
Actuarial gain (loss) on employee benefit obligations (note 12(a))	—	—	—	—	(817)	(817)
Net earnings	—	—	—	—	400,865	400,865
Comprehensive income	—	—	—	(13,677)	400,048	386,371
Balance, December 29, 2024	**152,411**	**$ 268,557**	**$ 69,920**	**$ (27)**	**$ 1,118,201**	**$ 1,456,651**

See accompanying notes to consolidated financial statements.


GILDAN ACTIVEWEAR INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Fiscal years ended December 29, 2024 and December 31, 2023
(in thousands of U.S. dollars)

	2024	2023
Cash flows from (used in) operating activities:		
Net earnings	**$ 400,865**	$ 533,580
Adjustments for:		
Depreciation and amortization (note 20)	**138,202**	121,644
Non-cash restructuring (recoveries) costs related to property, plant and equipment (PP&E), right-of-use assets, and computer software (note 17)	**(10,948)**	18,142
Impairment (Impairment reversal) of intangible assets (note 10)	**—**	(40,770)
Cash settled share-based awards in connection with outgoing executives' termination benefits	**(15,396)**	—
Gain on disposal of PP&E and right-of-use assets	**(212)**	(24,584)
Share-based compensation	**64,529**	26,957
Deferred income taxes (note 18)	**12,665**	10,147
Other (note 21 (a))	**(22,396)**	(14,042)
Changes in working capital balances (note 21 (c))	**(65,921)**	(84,468)
Cash flows from (used in) operating activities	**501,388**	546,606
Cash flows from (used in) investing activities:		
Purchase of property, plant and equipment	**(145,332)**	(203,289)
Purchase of intangible assets	**(5,020)**	(4,720)
Proceeds from sale and leaseback, disposal of assets held for sale and other disposals of PP&E	**38,236**	53,151
Cash flows from (used in) investing activities	**(112,116)**	(154,858)
Cash flows from (used in) financing activities:		
Decrease in amounts drawn under revolving long-term bank credit facility	**(235,000)**	(95,000)
Proceeds from term loan (note 11)	**300,000**	—
Payment of notes (note 11)	**—**	(150,000)
Proceeds from issuance of Senior unsecured notes (note 11)	**500,000**	—
Proceeds from delayed draw term loan (note 11)	**—**	300,000
Payment of lease obligations (note 9(b))	**(15,244)**	(24,894)
Dividends paid	**(133,469)**	(131,797)
Proceeds from the issuance of shares	**6,865**	55,086
Repurchase and cancellation of shares (note 13(d))	**(755,608)**	(360,479)
Share repurchases for settlement of non-Treasury RSUs (note 13(e))	**(27,693)**	(26,228)
Withholding taxes paid pursuant to the settlement of non-Treasury RSUs	**(19,202)**	(19,470)
Cash flows from (used in) financing activities	**(379,351)**	(452,782)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	**(764)**	259
Net increase (decrease) in cash and cash equivalents during the fiscal year	**9,157**	(60,775)
Cash and cash equivalents, beginning of fiscal year	**89,642**	150,417
Cash and cash equivalents, end of fiscal year	**$ 98,799**	$ 89,642
Cash paid (included in cash flows from operating activities):		
Interest	**78,227**	66,398
Income taxes, net of refunds	**47,949**	24,340

Supplemental disclosure of cash flow information (note 21)

See accompanying notes to consolidated financial statements.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fiscal years ended December 29, 2024 and December 31, 2023
(Tabular amounts in thousands or thousands of U.S. dollars except per share data, unless otherwise indicated)

1. REPORTING ENTITY:

Gildan Activewear Inc. (the "Company" or "Gildan") is domiciled in Canada and is incorporated under the *Canada Business Corporations Act.* Its principal business activity is the manufacture and sale of activewear, hosiery and underwear. The Company's fiscal year ends on the Sunday closest to December 31 of each year.

The address of the Company's registered office is 600 de Maisonneuve Boulevard West, Suite 3300, Montreal, Quebec. These consolidated financial statements are as at and for the fiscal years ended December 29, 2024 (fiscal 2024) and December 31, 2023 (fiscal 2023) and include the accounts of the Company and its subsidiaries. The Company is a publicly listed entity and its shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol GIL.

2. BASIS OF PREPARATION:

(a) **Statement of compliance:**

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These consolidated financial statements for the fiscal year ended December 29, 2024 were authorized for issuance by the Board of Directors of the Company on February 18, 2025.

(b) **Basis of measurement:**

These consolidated financial statements have been prepared on the historical cost basis except for the following items in the consolidated statements of financial position:
- Derivative financial instruments which are measured at fair value;
- Employee benefit obligations related to defined benefit plans which are measured at the present value of the defined benefit obligations, net of advance payments made to employees thereon;
- Liabilities for cash-settled share-based payment arrangements which are measured at fair value, and equity-classified share-based payment arrangements which are measured at fair value at grant date pursuant to IFRS 2, Share-based payment;
- Discontinued, damaged, and excess finished inventories which are carried at the net realizable value;
- Provisions for decommissioning, site restoration costs, and onerous contracts which are measured at the present value of the expenditures expected to be required to settle the obligation; and
- Identifiable assets acquired and liabilities assumed in connection with a business combination which are initially measured at fair value.

These consolidated financial statements are presented in U.S. dollars, which is the Company's functional currency.



2. BASIS OF PREPARATION (continued):

(c) **Initial application of new or amended accounting standards:**

During the year ended December 29, 2024, the Company adopted the following new or amended accounting standards:

Amendments to International Accounting Standard ("IAS") 1, Presentation of Financial Statements

On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. On October 31, 2022, the IASB issued Non-current Liabilities with Covenants (Amendments to IAS 1). These further amendments clarify how to address the effects on classification and disclosure of covenants which an entity is required to comply with on or before the reporting date and covenants which an entity must comply with only after the reporting date. The 2020 amendments and the 2022 amendments (collectively "the Amendments") are effective for annual periods beginning on or after January 1, 2024 and are applied retrospectively. The amendment of IAS 1 had no impact on the Company's consolidated financial statements.

IAS 12 Amendment International Tax Reform - Pillar Two Model Rules

In May 2023, the International Accounting Standards Board issued the IAS 12 Amendment International Tax Reform - Pillar Two Model Rules on mandatory relief for accounting for deferred taxes from the global minimum taxation. The amendments provide a temporary exception from the requirement to recognize and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rules published by the OECD, including tax law that implements qualified domestic minimum top-up taxes described in those rules. The amendments also introduced targeted disclosure requirements in the notes for affected entities to enable users of financial statements to understand the extent to which an entity will be affected by the minimum tax, particularly before the legislation comes into force. The amendments to IAS 12 were effective for annual periods beginning on or after January 1, 2023. The Company updated its disclosures in its 2023 annual consolidated financial statements for the year ended December 31, 2023, with further updated disclosures in these annual consolidated financial statements for the year ended December 29, 2024. The Company applied the mandatory temporary exemption from recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes in the Company's consolidated financial statements for the year ended December 29, 2024.



3. MATERIAL ACCOUNTING POLICY INFORMATION:

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

(a) **Basis of consolidation:**

(i) **Subsidiaries:**

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of subsidiaries are aligned with the policies adopted by the Company. Intragroup transactions, balances, and unrealized gains or losses on transactions between group companies are eliminated.

The Company's principal subsidiaries, their jurisdiction of incorporation, and the Company's percentage ownership share of each are as follows:

Subsidiary	Jurisdiction of incorporation	Ownership percentage
Gildan Activewear SRL	Barbados	100 %
Gildan Yarns, LLC	Delaware	100 %
Gildan USA LLC	Delaware	100 %
Gildan Honduras Properties, S. de R.L.	Honduras	100 %
Gildan Activewear (UK) Limited	United Kingdom	100 %
Gildan Activewear EU SRL	Belgium	100 %
Gildan Textiles de Sula, S. de R.L.	Honduras	100 %
G.A.B. Limited	Bangladesh	100 %
SDS International Limited	Bangladesh	100 %
Gildan Activewear (Eden) Inc.	North Carolina	100 %
Gildan Hosiery Rio Nance, S. de R.L.	Honduras	100 %
Gildan Mayan Textiles, S. de R.L.	Honduras	100 %
Gildan Charleston Inc.	Delaware	100 %
Gildan Activewear Dominican Republic Textile Company Inc.	Barbados	100 %
Gildan Choloma Textiles, S. de R. L.	Honduras	100 %

The Company has no other subsidiaries representing individually more than 10% of the total consolidated assets and 10% of the consolidated net sales of the Company, or in the aggregate more than 20% of the total consolidated assets and the consolidated net sales of the Company as at and for the fiscal year ended December 29, 2024.



3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(b) **Trade accounts receivable:**

Trade accounts receivable consist of amounts due from our normal business activities. An allowance for expected credit losses is maintained to reflect an impairment risk for trade accounts receivable based on an expected credit loss model which factors in changes in credit quality since the initial recognition of trade accounts receivable based on customer risk categories. Expected credit losses are also provided for based on collection history and specific risks identified on a customer-by-customer basis. Trade accounts receivable are presented net of allowances for expected credit losses, sales discounts, and sales returns when the Company has a right to offset the amounts.

The Company may continuously sell trade accounts receivables of certain designated customers to a third-party financial institution in exchange for a cash payment equal to the face value of the sold trade receivables less an applicable discount. The Company retains servicing responsibilities, including collection, for these trade accounts receivables but does not retain any credit risk with respect to any trade accounts receivables that have been sold. All trade accounts receivables sold under the receivables purchase agreement are removed from the consolidated statements of financial position, as the sale of the trade accounts receivables qualify for de-recognition. The net cash proceeds received by the Company are included as cash flows from operating activities in the consolidated statements of cash flows. The difference between the carrying amount of the trade accounts receivables sold under the agreement and the cash received at the time of transfer is recorded in the statement of earnings and comprehensive income within financial expenses.

(c) **Inventories:**

Inventories are stated at the lower of cost and net realizable value. The cost of inventories is based on the first-in, first-out principle, and reflect the various stages of production that inventories have reached at period-end. Inventory costs include the purchase price and other costs directly related to the acquisition of raw materials and spare parts held for use in the manufacturing process, and the cost of purchased finished goods. Inventory costs also include the costs directly related to the conversion of materials to finished goods, such as direct labour, and a systematic allocation of fixed and variable production overhead, including manufacturing depreciation expense. The allocation of fixed production overhead to the cost of inventories is based on the normal capacity of the production facilities. Additional costs incurred as a result of operating below the normal capacity of the production facilities are excluded from the carrying value of inventories and charged directly to cost of sales. Normal capacity is the average production expected to be achieved during the fiscal year, under normal circumstances. The Company manages its day-to-day production costs and inventories using a standard inventory costing system whereby the cost of a product is determined using pre-established rates for materials, labour and production overhead expenses based on the manufacturing specifications of the product. At period end, the Company assesses whether the variances between the standard costs and the actual costs incurred relate to the conversion of materials to finished goods, or if they represent abnormal costs that should be charged directly to cost of sales. The carrying value of inventories is then adjusted to record the manufacturing variances related to inventories still on hand and manufacturing variances related to inventories that have been sold are charged to cost of sales, through an allocation method which uses an estimated variance deferral factor based on the number of days of inventory on hand based on the most recent past production. The Company's inventory costing process involves a combination of automated and non-automated systems and processes using data obtained from different geographical locations to accumulate manufacturing variances at each stage of the Company's vertically integrated manufacturing process and identify costs to be expensed immediately. Net realizable value is the estimated selling price of finished goods in normal sales channels, or where applicable, liquidation channels, less the estimated costs of completion and selling expenses. Raw materials, work in progress, and spare parts inventories are not written down if the finished products in which they will be incorporated are expected to be sold at or above cost.



3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(c) **Inventories (continued):**

The cost of inventories may no longer be recoverable if inventories are discontinued, damaged, in excess quantities, or if their selling prices or estimated forecast of product demand decline. Discontinued, damaged, and excess inventories are carried at the net realizable value, as those inventories are sold below cost in liquidation channels. In determining the net realizable value of finished goods, the Company considers recent recovery rates and current market conditions in these channels. The Company regularly reviews inventory quantities on hand, current production plans, and forecasted future sales, and inventories are written down to net realizable value when it is determined that they are no longer fully recoverable. There is estimation uncertainty in relation to the identification of excess inventories used in establishing the net realizable value. As at December 29, 2024, a 10% decrease or increase in the expected selling prices used to establish the net realizable value of discontinued, damaged, and excess inventories would not result in either a material decrease or an increase in inventories. If actual market conditions are less favorable than previously projected or if liquidation of the inventory which is no longer deemed fully recoverable is more difficult than anticipated, additional write-downs may be required.

(d) **Assets held for sale:**

Non-current assets which are classified as assets held for sale are reported in current assets in the statement of financial position, when their carrying amount is to be recovered principally through a sale transaction rather than through continuing use, and a sale is considered highly probable. Assets held for sale are stated at the lower of their carrying amount and fair value less costs to sell.

(e) **Property, plant and equipment:**

Property, plant and equipment are initially recorded at cost and are subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses. The cost of an item of property, plant and equipment includes expenditures that are directly attributable to the acquisition or construction of an asset. The cost of self-constructed assets includes the cost of materials and direct labour, site preparation costs, initial delivery and handling costs, installation and assembly costs, and any other costs directly attributable to bringing the assets to the location and condition necessary for the assets to be capable of operating in the manner intended by management. The cost of property, plant and equipment also includes, when applicable, borrowing costs, as well as the initial present value estimate of the costs of decommissioning or dismantling and removing the asset and restoring the site on which it is located at the end of its useful life, which is amortized over the remaining life of the underlying asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of other equipment. Subsequent costs are included in an asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits are present and the cost of the item can be measured reliably. When property, plant and equipment are replaced they are fully written down. Gains and losses on the disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized in the statement of earnings and comprehensive income.

Land is not depreciated. The cost of property, plant and equipment less its residual value, if any, is depreciated on a straight-line basis over the following estimated useful lives:

Asset	Useful life
Buildings and improvements[1]	5 to 40 years
Manufacturing equipment[2]	2 to 20 years
Other equipment	3 to 10 years

(1) The majority of the Company's buildings are depreciated over a 30 to 40 year period.
(2) The majority of the Company's manufacturing equipment is depreciated over a 15 to 20 year period.

The useful lives of the Company's equipment are generally not impacted by climate-related transitional matters because the Company generally expects to make additions at the end of their useful lives.

Assets not yet utilized in operations include expenditures incurred to date for plant constructions or expansions which are still in process and equipment not yet placed into service as at the reporting date. Depreciation on these assets commences when the assets are available for use.



3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(f) **Intangible assets:**

Definite life intangible assets are measured at cost less accumulated amortization and any accumulated impairment losses. Intangible assets include identifiable intangible assets acquired and consist of customer contracts and customer relationships, license agreements, trademarks, and non-compete agreements. Intangible assets also include computer software that is not an integral part of the related hardware. Indefinite life intangible assets represent intangible assets which the Company controls, which have no contractual or legal expiration date and therefore are not amortized as there is no foreseeable time limit to their useful economic life. An assessment of indefinite life intangible assets is performed annually to determine whether events and circumstances continue to support an indefinite useful life and any change in the useful life assessment from indefinite to finite is accounted for as a change in accounting estimate on a prospective basis.

Intangible assets with finite lives are amortized on a straight-line basis over the following estimated useful lives:

Asset	Useful life
Customer contracts and customer relationships	7 to 20 years
License agreements	3 to 10 years
Computer software	4 to 7 years
Trademarks with a finite life	5 years
Non-compete agreements	2 years

Most of the Company's trademarks are not amortized as they are considered to be indefinite life intangible assets.

The costs of information technology projects that are directly attributable to the design and testing of identifiable and unique software products, including internally developed computer software, are recognized as intangible assets when the following criteria are met:

- it is technically feasible to complete the software product so that it will be available for use;
- management intends to complete the software product and use it;
- there is an ability to use the software product;
- it can be demonstrated how the software product will generate probable future economic benefits;
- adequate technical, financial, and other resources to complete the development and to use the software product are available; and
- the expenditures attributable to the software product during its development can be reliably measured.

Other development expenditures that do not meet these criteria are recognized as an expense in the consolidated statements of earnings and comprehensive income as incurred.

(g) **Goodwill:**

Goodwill is measured at cost less accumulated impairment losses, if any. Goodwill arises on business combinations and is measured as the excess of the consideration transferred and the recognized amount of the non-controlling interest in the acquired business, if any, over the fair value of identifiable assets acquired and liabilities assumed of an acquired business.

(h) **Impairment of non-financial assets:**

Non-financial assets that have an indefinite useful life such as goodwill and trademarks are not subject to amortization and are therefore tested annually for impairment or more frequently if events or changes in circumstances indicate that the asset might be impaired. Assets that are subject to amortization are assessed at the end of each reporting period as to whether there is any indication of impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's value in use and fair value less costs of disposal. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case assets are grouped at the lowest levels for which there are separately identifiable cash inflows (i.e., cash-generating units or "CGUs").



3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(h) **Impairment of non-financial assets (continued):**

A goodwill impairment loss is not reversed. Impairment losses on non-financial assets other than goodwill recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

The calculation of fair value less costs of disposal or value in use for purposes of measuring the recoverable amount of non-financial assets involves the use of key assumptions and estimates with respect to a variety of factors, including estimated sales volumes, selling prices, input costs, SG&A expenses, cash flows, capital expenditures, and the selection of an appropriate earnings multiple or discount rate, all of which are subject to inherent uncertainties and subjectivity. The assumptions are based on annual business plans and other forecasted results, earnings multiples obtained by using market comparables as references, and discount rates which are used to reflect market-based estimates of the risks associated with the projected cash flows, based on the best information available as of the date of the impairment test. Changes in circumstances, such as technological advances, adverse changes in third-party licensing arrangements, changes to the Company's business strategy, and changes in economic and market conditions can result in actual useful lives and future cash flows that differ significantly from estimates and could result in increased charges for amortization or impairment. There can be no assurance that the estimates and assumptions used in the impairment tests will prove to be accurate predictions of the future. If the future adversely differs from management's best estimate of key economic assumptions and the associated cash flows materially decrease, the Company may be required to record material impairment charges or accelerated depreciation and amortization charges related to its non-financial assets. Please refer to note 11 for additional details on the recoverability of the Company's cash-generating units.

(i) **Financial instruments:**

The Company initially recognizes financial instruments on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial instruments are initially measured at fair value. If the financial instrument is not subsequently accounted for at fair value through profit or loss, then the initial measurement includes transaction costs that are directly attributable to the instrument's acquisition or origination. On initial recognition, the Company classifies its financial assets or financial liabilities as subsequently measured at either amortized cost or fair value, depending on its business model for managing the financial instruments and the contractual cash flow characteristics of the financial instruments.

Financial assets
Financial assets are classified into the following categories and depend on the purpose for which the financial assets were acquired.

Financial assets measured at amortized cost
A financial asset is subsequently measured at amortized cost, using the effective interest method and net of any impairment loss, if:
- The asset is held within a business model whose objective is to hold assets in order to collect contractual cash flows; and
- The contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and/or interest.

The Company currently classifies its cash and cash equivalents, trade accounts receivable, certain other current assets (excluding derivative financial instruments designated as effective hedging instruments), and long-term non-trade receivables as financial assets measured at amortized cost. The Company de-recognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.



3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(i)　**Financial instruments (continued):**

　　Financial assets (continued)

　　　Financial assets measured at fair value
　　　These assets are measured at fair value and changes therein, including any interest or dividend income, are recognized in profit or loss. However, for investments in equity instruments that are not held for trading, the Company may elect at initial recognition to present gains and losses in other comprehensive income. For such investments measured at fair value through other comprehensive income, gains and losses are never reclassified to profit or loss, and no impairment is recognized in profit or loss. Dividends earned from such investments are recognized in profit or loss, unless the dividend clearly represents a repayment of part of the cost of the investment. The Company currently has no significant financial assets measured at fair value other than derivative financial instruments.

　　Financial liabilities
　　Financial liabilities are classified into the following categories.

　　　Financial liabilities measured at amortized cost
　　　A financial liability is subsequently measured at amortized cost, using the effective interest method. The Company currently classifies accounts payable and accrued liabilities (excluding derivative financial instruments designated as effective hedging instruments), and long-term debt bearing interest at variable and fixed rates as financial liabilities measured at amortized cost.

　　　Financial liabilities measured at fair value
　　　Financial liabilities at fair value are initially recognized at fair value and are remeasured at each reporting date with any changes therein recognized in net earnings. The Company currently has no significant financial liabilities measured at fair value.

　　Fair value of financial instruments
　　Financial instruments measured at fair value use the following fair value hierarchy to prioritize the inputs used in measuring fair value:
　　•　Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
　　•　Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
　　•　Level 3: inputs for the asset or liability that are not based on observable market data.

　　Impairment of financial assets
　　The Company recognizes loss allowances for expected credit losses on financial assets measured at amortized cost. The Company recognizes a loss allowance at an amount equal to the lifetime expected credit losses if the credit risk on that financial instrument has increased significantly since initial recognition. Otherwise, the loss allowance for that financial instrument corresponds to an amount equal to twelve-month expected credit losses. The Company uses the simplified method to measure the loss allowance for trade receivables at lifetime expected losses. The Company uses historical trends of default, the timing of recoveries and the amount of loss incurred, adjusted for management's judgement as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than suggested by historical trends. Losses are recognized in the consolidated statements of income and reflected in an allowance account against trade and other receivables.



3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(j) **Derivative financial instruments and hedging relationships:**

The Company enters into derivative financial instruments to hedge its market risk exposures. On initial designation of the hedge, the Company formally documents the relationship between the hedging instruments and hedged items, including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Company makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be effective in offsetting the changes in cash flows of the respective hedged items during the period for which the hedge is designated. For a cash flow hedge of a forecasted transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net earnings.

Derivatives are recognized initially at fair value, and attributable transaction costs are recognized in net earnings as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges
When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a highly probable forecasted transaction that could affect net earnings, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in accumulated other comprehensive income as part of equity. The amount recognized in other comprehensive income is removed and included in net earnings under the same line item in the consolidated statements of earnings and comprehensive income as the hedged item, in the same period that the hedged cash flows affect net earnings. When a hedged forecasted transaction subsequently results in the recognition of a non-financial asset or liability, the cash flow hedge reserve is removed from accumulated other comprehensive income and included in the initial cost or carrying amount of the asset or liability. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in net earnings. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecasted transaction is no longer expected to occur, then the balance in accumulated other comprehensive income is recognized immediately in net earnings.

(k) **Employee benefits:**

Defined contribution plans
The Company offers group defined contribution plans to eligible employees whereby the Company matches employees' contributions up to a fixed percentage of the employee's salary. Contributions by the Company to trustee-managed investment portfolios or employee associations are expensed as incurred. Benefits are also provided to employees through defined contribution plans administered by the governments in the countries in which the Company operates. The Company's contributions to these plans are recognized in the period when services are rendered.

Defined benefit plans
The Company maintains a liability for statutory severance obligations for active employees primarily located in the Caribbean and Central America which is payable to the employees in a lump sum payment upon termination of employment. The liability is based on management's best estimates of the ultimate costs to be incurred to settle the liability and is based on a number of assumptions and factors, including historical trends, actuarial assumptions and economic conditions. Liabilities related to defined benefit plans are included in other non-current liabilities in the consolidated statements of financial position. Service costs, interest costs, and costs related to the impact of program changes are recognized in cost of sales in the consolidated statements of earnings. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized directly to other comprehensive income in the period in which they arise, and are immediately transferred to retained earnings without reclassification to net earnings in a subsequent period.



3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(l) **Provisions:**

Decommissioning and site restoration costs
The Company recognizes decommissioning and site restoration obligations for future removal and site restoration costs associated with the restoration of certain property and plant should it decide to discontinue some of its activities.

(m) **Share capital:**

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares and stock options are recognized as a deduction from equity, net of any tax effects.

When the Company repurchases its own shares, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company's equity holders until the shares are cancelled or reissued. When the shares are cancelled, the excess of the consideration paid over the average stated value of the shares purchased for cancellation is charged to retained earnings.

(n) **Revenue recognition:**

The Company derives revenue from the sale of finished goods, which include activewear, hosiery, and underwear. The Company recognizes revenue at a point in time when it transfers control of the finished goods to a customer, which generally occurs upon shipment of the finished goods from the Company's facilities. In certain arrangements, control is transferred and revenue is recognized upon delivery of the finished goods to the customer's premises.

Some arrangements for the sale of finished goods provide for customer price discounts, rights of return and/or volume rebates based on aggregate sales over a specified period, which gives rise to variable consideration. At the time of sale, estimates are made for items giving rise to variable consideration based on the terms of the sales program or arrangement. The variable consideration is estimated at contract inception using the most likely amount method and revenue is only recognized to the extent that a significant reversal of revenue is not expected to occur. The estimate is based on historical experience, current trends, and other known factors. New sales incentive programs which relate to sales made in a prior period are recognized at the time the new program is introduced. Sales are recorded net of customer discounts, rebates, and estimated sales returns, and exclude sales taxes. A provision is recognized for expected returns in relation to sales made before the end of the reporting period.

Consideration payable to a customer that is not considered a distinct good or service from the customer, such as one-time fees paid to customers for product placement or product introduction, is accounted for as a reduction of the transaction price, and the Company recognizes the reduction of revenue at the later of when Company recognizes revenue for the transfer of the related goods to the customer or when the Company pays or promises to pay the consideration.

(o) **Cost of sales and gross profit:**
Cost of sales includes all raw material costs, manufacturing conversion costs, including manufacturing depreciation expense, sourcing costs, inbound freight and inter-facility transportation costs, and outbound freight to customers. Cost of sales also includes the cost of purchased finished goods, costs relating to purchasing, receiving and inspection activities, manufacturing administration, third-party manufacturing services, sales-based royalty costs, insurance, inventory write-downs, and customs and duties. Gross profit is the result of net sales less cost of sales. The Company's gross profit may not be comparable to gross profit as reported by other companies, since some entities include warehousing and handling costs, and/or exclude depreciation expense, outbound freight to customers and royalty costs from cost of sales.

(p) **Selling, general and administrative expenses:**

Selling, general and administrative ("SG&A") expenses include warehousing and handling costs, selling and administrative personnel costs, advertising and marketing expenses, costs of leased non-manufacturing facilities and equipment, professional fees, non-manufacturing depreciation expense, and other general and administrative expenses. SG&A expenses also include amortization of intangible assets.



3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(q) **Restructuring and acquisition-related costs:**

Restructuring and acquisition-related costs are expensed when incurred, or when a legal or constructive obligation exists. Restructuring and acquisition-related costs are comprised of costs directly related to significant exit activities, including the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction and integration costs incurred pursuant to business acquisitions. The nature of expenses included in restructuring and acquisition-related costs may include: severance and termination benefits, including the termination of employee benefit plans; gains or losses from the remeasurement and disposal of assets held for sale; write-downs of property, plant and equipment, right-of-use assets, and software related to exit activities; facility exit and closure costs, including the costs of physically transferring inventory and fixed assets to other facilities; costs of integrating the IT systems of an acquired business to Gildan's existing IT systems; legal, accounting and other professional fees (excluding costs of issuing debt or equity) directly incurred in connection with a business acquisition; purchase gains on business acquisitions; losses on business acquisitions achieved in stages; contingent amounts payable to selling shareholders under their employment agreements pursuant to a business acquisition; and the remeasurement of liabilities related to contingent consideration incurred in connection with a business acquisition.

(r) **Cotton and cotton-based yarn procurement:**

The Company contracts to buy cotton and cotton-based yarn with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are not used for trading purposes and are not considered to be financial instruments as they are entered into for purchase and receipt in accordance with the Company's expected usage requirements, and therefore are not measured at fair value. The Company commits to fixed prices on a percentage of its cotton and cotton-based yarn requirements up to twenty-four months in the future. If the cost of committed prices for cotton and cotton-based yarn plus estimated costs to complete production exceed current selling prices, a loss is recognized for the excess as a charge to cost of sales.

(s) **Government assistance:**

Government assistance is recognized only when there is reasonable assurance the Company will comply with all related conditions for receipt of the assistance. Government assistance, including grants and tax credits, related to operating expenses is accounted for as a reduction to the related expenses. Government assistance, including monetary and non-monetary grants and tax credits related to the acquisition of property, plant and equipment, is accounted for as a reduction of the cost of the related property, plant and equipment, and is recognized in net earnings using the same methods, periods and rates as for the related property, plant and equipment.

(t) **Financial expenses (income):**

Financial expenses (income) include: interest expense on borrowings, including realized gains and/or losses on interest rate swaps designated for hedge accounting; bank and other financial charges; amortization of debt facility fees, discount on the sales of trade accounts receivable; interest income on funds invested; interest on lease obligations; accretion of interest on discounted provisions; net foreign currency losses and/or gains; and losses and/or gains on financial derivatives that do not meet the criteria for effective hedge accounting.



3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(u) **Income taxes:**

Income tax expense is comprised of current and deferred income taxes, and is included in net earnings except to the extent that it relates to a business acquisition, or items recognized directly in equity or in other comprehensive income. Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in the financial statements. The Company recognizes deferred income tax assets for unused tax losses and deductible temporary differences only to the extent that, in management's opinion, it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are derecognized to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss at the time of the transaction; and, where the timing of the reversal of a temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

The Company has determined that income taxes arising from legislation enacted or substantively enacted to implement the Pillar Two model rules, including legislation implementing qualified domestic minimum top-up taxes, are income taxes within the scope of IAS 12. The Company accounts for such income taxes as a current tax when it is incurred.

In determining the amount of current and deferred income taxes, the Company takes into account the impact of uncertain tax positions and whether additional taxes and interest may be due. Provisions for uncertain tax positions are measured at the best estimate of the amounts expected to be paid upon ultimate resolution. The Company periodically reviews and adjusts its estimates and assumptions of income tax assets and liabilities as circumstances warrant, such as changes to tax laws, administrative guidance, change in management's assessment of the technical merits of its positions due to new information, and the resolution of uncertainties through either the conclusion of tax audits or expiration of prescribed time limits within relevant statutes.

(v) **Earnings per share:**

Basic earnings per share are computed by dividing net earnings by the weighted average number of common shares outstanding for the year. Diluted earnings per share are computed using the weighted average number of common shares outstanding for the period adjusted to include the dilutive impact of stock options and restricted share units. The number of additional shares is calculated by assuming that all common shares held in trust for the purpose of settling non-Treasury restricted share units have been delivered, all dilutive outstanding options are exercised and all dilutive outstanding Treasury restricted share units have vested, and that the proceeds from such exercises, as well as the amount of unrecognized share-based compensation which is considered to be assumed proceeds, are used to repurchase common shares at the average share price for the period. For Treasury restricted share units, only the unrecognized share-based compensation is considered assumed proceeds since there is no exercise price paid by the holder.



3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(w) **Share-based payments:**

Stock options, Stock appreciation rights, Treasury and non-Treasury restricted share units

Stock options, Stock appreciation rights ("SARs"), Treasury restricted share units, and non-Treasury restricted share units are equity settled share-based payments, which are measured at fair value at the grant date. For stock options and SARs, the compensation cost is measured using the Black-Scholes option pricing model and is expensed over the award's vesting period. For Treasury and non-Treasury restricted share units, compensation cost is measured at the fair value of the underlying common share at the grant date and is expensed over the award's vesting period. For Treasury restricted share units, issued with market performance objectives, compensation cost is measured using a Monte Carlo model considering market performance conditions at grant date and is expensed over the award's vesting period. Compensation expense is recognized in net earnings with a corresponding increase in contributed surplus. Any consideration paid by plan participants on the exercise of stock options is credited to share capital. Upon the exercise of stock options, the vesting of Treasury restricted share units, and upon delivery of the common shares for settlement of vesting non-Treasury restricted share units or SARs, the corresponding amounts previously credited to contributed surplus are transferred to share capital. The number of non-Treasury restricted share units remitted to the participants upon settlement is equal to the number of non-Treasury restricted share units awarded less units withheld to satisfy the participants' statutory withholding tax requirements. Stock options and Treasury restricted share units that are dilutive and meet performance conditions as at the reporting date are considered in the calculation of diluted earnings per share, as per note 3(v) to these consolidated financial statements.

Estimates for forfeitures and performance conditions
The measurement of compensation expense for stock options, SARs, Treasury restricted share units and non-Treasury restricted share units is net of estimated forfeitures. For the portion of Treasury restricted share units and non-Treasury restricted share units that are issuable based on non-market performance conditions, the amount recognized as an expense is adjusted to reflect the number of awards for which the related service and performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

Deferred share unit plan
The Company has a deferred share unit plan for independent members of the Company's Board of Directors, who receive a portion of their compensation in the form of deferred share units ("DSUs"). These DSUs are cash settled awards and are initially recognized in net earnings based on fair value at the grant date. The DSU obligation is included in accounts payable and accrued liabilities and is remeasured at fair value, based on the market price of the Company's common shares, at each reporting date.

Employee share purchase plans
For employee share purchase plans, the Company's contribution, on the employee's behalf, is recognized as compensation expense with an offset to share capital, and consideration paid by employees on purchase of common shares is also recorded as an increase to share capital.

(x) **Leases:**

At inception of a contract, the Company assesses whether a contract is, or contains, a lease based on whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use ("ROU") asset and a lease liability at the lease commencement date. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received. The ROU asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the ROU asset or the lease term. The lease term includes consideration of an option to renew or to terminate if the Company is reasonably certain to exercise that option. Lease terms range from 1 to 15 years for manufacturing, sales, distribution, and administrative facilities. In addition, the ROU asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.



3. MATERIAL ACCOUNTING POLICY INFORMATION (continued):

(x) **Leases (continued):**

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company's incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. Lease payments mainly include fixed, or in substance fixed, payments and variable lease payments that depend on an index or a rate. Variable lease payments that do not depend on an index or rate are not included in the measurement of the lease liability. The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, or if the Company changes its assessment of whether it will exercise a purchase, extension, or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the ROU asset, or is recorded in profit or loss if the carrying amount of the ROU asset has been reduced to zero.

The Company has elected to apply the practical expedient not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets. The lease payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

(y) **Use of estimates and judgments:**

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

***Critical judgments in applying accounting policies*:**

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

Determination of cash generating units
The identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. The Company has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be Textile & Sewing and Hosiery as they represent the lowest level at which the goodwill and indefinite life intangible assets are monitored for internal management purposes.

Income taxes
The Company's income tax provisions and income tax assets and liabilities are based on interpretations of applicable tax laws, including income tax treaties between various countries in which the Company operates, as well as underlying rules and regulations with respect to transfer pricing. These interpretations involve judgments and estimates and may be challenged through government taxation audits that the Company is regularly subject to. New information may become available that causes the Company to change its judgment regarding the adequacy of existing income tax assets and liabilities; such changes will impact net earnings in the period that such a determination is made.



4. NEW ACCOUNTING STANDARDS AND INTERPRETATIONS NOT YET APPLIED:

IFRS 9 Financial Instruments ("IFRS 9") and IFRS 7 Financial Instruments: Disclosures ("IFRS 7")

In May 2024, IASB issued limited amendments to IFRS 9 and IFRS 7. These amendments provide clarity on the timing of recognition and derecognition of financial assets and liabilities, the assessment of contractual cash flow characteristics, and the resulting classification and disclosure of financial assets with environmental, social, and governance linked or other contingent features. Additionally, the amendments clarify that a financial liability is derecognized on the settlement date, with the accounting policy choice to derecognize a financial liability settled using an electronic payment system before the settlement date, provided specific conditions are met. Additional disclosures are required for financial instruments with contingent features and investments in equity instruments designated at fair value through other comprehensive income with these amendments. These amendments are effective for annual reporting periods beginning on or after January 1, 2026. Early adoption is permitted, with an option to early adopt only the amendments to the classification of financial assets. The Company is currently evaluating the potential impact of these amendments on its consolidated financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements ("IFRS 18")

On April 9, 2024, the IASB issued IFRS 18 to improve reporting of financial performance. IFRS 18 replaces IAS 1 Presentation of Financial Statements. It carries forward many requirements from IAS 1 unchanged. The standard sets out requirements on presentation and disclosures in financial statements. It introduces a defined structure for the statement of income composed of required categories and subtotals. The standard also introduces specific disclosure requirements for management-defined performance measures and a reconciliation between these measures and the most similar subtotal specified in IFRS, which must be disclosed in a single note. IFRS 18 applies for annual reporting periods beginning on or after January 1, 2027. Earlier application is permitted. The Company is currently evaluating the impact of the adoption of IFRS 18 on its consolidated financial statements.

5. CASH AND CASH EQUIVALENTS:

Cash and cash equivalents consisted entirely of bank balances as at December 29, 2024 and December 31, 2023.



6. TRADE ACCOUNTS RECEIVABLE:

	December 29, 2024	December 31, 2023
Trade accounts receivable	$ **553,420**	$ 423,663
Allowance for expected credit losses	**(11,061)**	(11,165)
	$ **542,359**	$ 412,498

As at December 29, 2024, trade accounts receivables being serviced under a receivables purchase agreement amounted to $272.1 million (December 31, 2023 - $270.9 million). The difference between the carrying amount of the receivables sold under the agreement and the cash received at the time of transfer was $16.4 million for fiscal 2024 (2023 - $17.5 million) and was recorded in bank and other financial charges. Refer to note 25 for additional information related to the receivables purchase agreement.

The movement in the allowance for expected credit losses in respect of trade receivables was as follows:

	2024	2023
Balance, beginning of fiscal year	$ **(11,165)**	$ (15,394)
(Impairment) Reversal of impairment of trade accounts receivable	**(380)**	3,859
Write-off of trade accounts receivable	**484**	370
Balance, end of fiscal year	$ **(11,061)**	$ (11,165)

The impairment of trade accounts receivable for fiscal 2024, is mainly related to the impact of increases in overall trade accounts receivables, partially offset by a decrease in the expected credit loss rates for specific customers. The reversal of impairment of trade accounts receivable for fiscal 2023 mainly related to a decrease in the expected credit loss rates for specific customers, partially offset by the impact of increases in overall trade accounts receivables.

7. INVENTORIES:

	December 29, 2024	December 31, 2023
Raw materials and spare parts inventories	$ **170,321**	$ 165,527
Work in progress	**65,399**	57,938
Finished goods	**874,842**	865,976
	$ **1,110,562**	$ 1,089,441

The amount of inventories recognized as an expense and included in cost of sales was $2,214.0 million for fiscal 2024 (2023 - $2,241.2 million). For fiscal 2024, cost of sales included an expense of $8.1 million (2023 - $12.3 million) related the write-down of inventory to net realizable value.

The Company has a multi-year agreement for the purchase of yarn terminating in 2028, with minimum purchase requirements. As at December 29, 2024, the Company had a commitment of $155.6 million (2023 - $186.5 million) under this agreement. These commitments are included in our contractual undiscounted cash flows summary. Refer to note 25 Financial risk management of these annual consolidated financial statements for additional information.



8. PROPERTY, PLANT AND EQUIPMENT:

2024	Land	Buildings and improvements	Manufacturing equipment	Other equipment	Assets not yet utilized in operations	Total
Cost						
Balance, December 31, 2023	$ 129,569	$ 601,486	$ 1,313,960	$ 172,228	$ 185,251	$ 2,402,494
Additions	238	24,652	55,770	8,065	53,764	142,489
Transfers	—	73,707	103,684	3,910	(181,301)	—
Disposals[1]	(899)	(49,319)	(35,091)	(9,095)	—	(94,404)
Balance, December 29, 2024	**$ 128,908**	**$ 650,526**	**$ 1,438,323**	**$ 175,108**	**$ 57,714**	**$ 2,450,579**
Accumulated depreciation						
Balance, December 31, 2023	$ —	$ 283,325	$ 806,086	$ 138,568	$ —	$ 1,227,979
Depreciation (note 20)	—	26,620	72,996	11,516	—	111,132
Disposals[1]	—	(23,785)	(28,897)	(9,090)	—	(61,772)
Balance, December 29, 2024	**$ —**	**$ 286,160**	**$ 850,185**	**$ 140,994**	**$ —**	**$ 1,277,339**
Carrying amount, December 29, 2024	**$ 128,908**	**$ 364,366**	**$ 588,138**	**$ 34,114**	**$ 57,714**	**$ 1,173,240**

2023	Land	Buildings and improvements	Manufacturing equipment	Other equipment	Assets not yet utilized in operations	Total
Cost						
Balance, January 1, 2023	$ 130,940	$ 591,302	$ 1,205,601	$ 175,366	$ 172,754	$ 2,275,963
Additions	2,910	28,661	31,337	6,659	126,126	195,693
Transfers	—	11,024	97,684	4,921	(113,629)	—
Disposals[1]	(4,281)	(29,501)	(20,662)	(14,718)	—	(69,162)
Balance, December 31, 2023	$ 129,569	$ 601,486	$ 1,313,960	$ 172,228	$ 185,251	$ 2,402,494
Accumulated depreciation						
Balance, January 1, 2023	$ —	$ 263,383	$ 756,317	$ 141,094	$ —	$ 1,160,794
Depreciation (note 20)	—	23,493	66,694	10,974	—	101,161
Disposals[1]	—	(3,551)	(16,925)	(13,500)	—	(33,976)
Balance, December 31, 2023	$ —	$ 283,325	$ 806,086	$ 138,568	$ —	$ 1,227,979
Carrying amount, December 31, 2023	$ 129,569	$ 318,161	$ 507,874	$ 33,660	$ 185,251	$ 1,174,515

(1) Disposals include the write-off of certain equipment relating to facility closures. See note 17 "Restructuring and acquisition-related costs" for additional information.

Assets not yet utilized in operations include expenditures incurred to date for plant expansions which are still in process and equipment not yet placed into service as at the end of the reporting period.

As at December 29, 2024, there were contractual purchase obligations outstanding of approximately $50.7 million (December 31, 2023 - $104.7 million) for the purchase of property, plant and equipment. These contractual purchase obligations are included in our contractual undiscounted cash flows summary. Refer to note 25 Financial risk management of these annual consolidated financial statements for additional information.



9. RIGHT-OF-USE ASSETS AND LEASE OBLIGATIONS:

(a) **Right-of-use assets:**

The following table presents the right-of-use assets for the Company:

	2024	2023
Balance, beginning of fiscal year	$ 81,447	$ 77,958
Additions	34,863	18,502
Write-downs, impairments, and accelerated depreciation	(6,614)	(1,657)
Depreciation (note 20)	(14,128)	(13,356)
Balance, end of fiscal year	$ 95,568	$ 81,447

(b) **Lease obligations:**

The Company's leases are primarily for manufacturing, sales, distribution, and administrative facilities.

The following table presents lease obligations recorded in the statement of financial position:

	December 29, 2024	December 31, 2023
Current	$ 17,749	$ 14,161
Non-current	99,671	83,900
	$ 117,420	$ 98,061

Leases of certain facilities contain extension or termination options exercisable by the Company before the end of the non-cancellable contract period. The Company has applied judgment to determine the lease term for the contracts with renewal and termination options and has included renewal and termination options in the measurement of lease obligations when it is reasonably certain to exercise the options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or a significant change in circumstances within its control which impacts the original assessments made. As at December 29, 2024, potential undiscounted future lease payments related to renewal options not included in the measurement of lease obligations were $116.8 million (December 31, 2023 - $80.2 million).

The following table presents the undiscounted future minimum lease payments under non-cancellable leases (including short term leases) as at December 29, 2024:

	December 29, 2024
Less than one year	$ 25,549
One to five years	70,513
More than five years	41,319
	$ 137,381

For the year ended December 29, 2024, expenses relating to short-term leases and leases of low-value assets were $3.4 million (2023 - $3.2 million).

For the year ended December 29, 2024, the total cash outflow for recognized lease obligations (including interest) was $20.0 million (2023 - $28.3 million), of which $15.2 million (2023 - $24.9 million) was included as part of cash outflows from financing activities.



10. INTANGIBLE ASSETS AND GOODWILL:

Intangible assets:

2024	Customer contracts and customer relationships	Trademarks	License agreements	Computer software	Non-compete agreements	Total
Cost						
Balance, December 31, 2023	$ 224,489	$ 226,172	$ 70,450	$ 73,900	$ —	$ 595,011
Additions	—	—	—	5,153	—	5,153
Disposals	—	—	—	(2,740)	—	(2,740)
Balance, December 29, 2024	**$ 224,489**	**$ 226,172**	**$ 70,450**	**$ 76,313**	**$ —**	**$ 597,424**
Accumulated amortization						
Balance, December 31, 2023	$ 183,251	$ 22,480	$ 70,040	$ 57,821	$ —	$ 333,592
Amortization (note 20)	7,694	—	410	5,136	—	13,240
Disposals	—	—	—	(2,727)	—	(2,727)
Balance, December 29, 2024	**$ 190,945**	**$ 22,480**	**$ 70,450**	**$ 60,230**	**$ —**	**$ 344,105**
Carrying amount, December 29, 2024	**$ 33,544**	**$ 203,692**	**$ —**	**$ 16,083**	**$ —**	**$ 253,319**

2023	Customer contracts and customer relationships	Trademarks	License agreements	Computer software	Non-compete agreements	Total
Cost						
Balance, January 1, 2023	$ 224,489	$ 226,172	$ 70,450	$ 70,574	$ 1,790	$ 593,475
Additions	—	—	—	4,592	—	4,592
Disposals	—	—	—	(1,266)	(1,790)	(3,056)
Balance, December 31, 2023	$ 224,489	$ 226,172	$ 70,450	$ 73,900	$ —	$ 595,011
Accumulated amortization						
Balance, January 1, 2023	$ 184,421	$ 55,447	$ 68,398	$ 53,468	$ 1,790	$ 363,524
Amortization (note 20)	6,633	—	1,642	5,568	—	13,843
Disposals	—	—	—	(1,215)	(1,790)	(3,005)
Impairment reversal	(7,803)	(32,967)	—	—	—	(40,770)
Balance, December 31, 2023	$ 183,251	$ 22,480	$ 70,040	$ 57,821	$ —	$ 333,592
Carrying amount, December 31, 2023	$ 41,238	$ 203,692	$ 410	$ 16,079	$ —	$ 261,419

During fiscal 2024, no impairment charges were recorded related to intangible assets (both definite and indefinite life) acquired in previous business acquisitions.

During fiscal 2023, the Company recorded an impairment reversal of $40.8 million relating to intangible assets (both definite and indefinite life) acquired in previous business acquisitions.

The carrying amount of internally-generated assets within computer software was $10.6 million as at December 29, 2024 (December 31, 2023 - $11.7 million). Included in computer software as at December 29, 2024 was $3.9 million (December 31, 2023 - $1.2 million) of assets not yet utilized in operations.



10. INTANGIBLE ASSETS AND GOODWILL (continued):

Goodwill:

	2024	2023
Balance, beginning of fiscal year	$ 271,677	$ 271,677
Goodwill acquired (disposed)	—	—
Balance, end of fiscal year	$ 271,677	$ 271,677

Recoverability of cash-generating units:

Goodwill acquired through business acquisitions and intangibles have been allocated to the Company's CGUs as follows:

	December 29, 2024	December 31, 2023
Textile & Sewing:		
Goodwill	$ 271,677	$ 271,677
Definite life intangible assets (excluding computer software)	10,987	15,134
Indefinite life intangible assets	93,400	93,400
	$ 376,064	$ 380,211
Hosiery:		
Definite life intangible assets (excluding computer software)	$ 22,557	$ 26,514
Indefinite life intangible assets	110,292	110,292
	$ 132,849	$ 136,806

In assessing whether goodwill and indefinite life intangible assets are impaired, the carrying amounts of the CGUs (including goodwill and indefinite life intangible assets) are compared to their recoverable amounts. The key assumptions for the fair value less costs of disposal method include estimated sales volumes, selling prices, input costs, and SG&A expenses in determining forecasted adjusted EBITDA, as well as the multiple applied to forecasted adjusted EBITDA. The adjusted EBITDA multiple was obtained by using market comparables as a reference.

The Company performed its annual impairment review for goodwill and indefinite life intangible assets as at December 29, 2024 and December 31, 2023. The estimated recoverable amount for the Textile & Sewing CGU exceeded its carrying value and as a result, there was no impairment identified. The estimated recoverable amount for the Hosiery CGU exceeded its carrying value and as a result, there was no impairment identified for the year ended December 29, 2024. For the year ended December 31, 2023, the carrying value for the Hosiery CGU was in excess of its carrying value and as a result the Company recorded an impairment reversal of $40.8 million, relating to intangible assets (both definite and indefinite life) acquired in previous business acquisitions. Following this impairment reversal, no additional amount can be reversed.

Recoverable amount for Textile & Sewing and Hosiery CGUs
The Company determined the recoverable amounts of the Textile & Sewing and Hosiery CGUs based on the fair value less costs of disposal method. The fair value measurement was categorized as a level 3 fair value. The fair values of the Textile & Sewing and Hosiery CGUs were based on a multiple of 8.5 (2023 - 7.5), applied to risk adjusted EBITDA (adjusted EBITDA as defined in note 24) for the next year, which takes into account financial forecasts approved by senior management. The values assigned to the key assumptions represent management's assessment of future trends and have been based on historical data from external and internal sources.

Textile & Sewing CGU
For the Textile & Sewing CGU, no reasonably possible change in the key assumptions used in determining the recoverable amount would result in any impairment of goodwill or indefinite life intangible assets.

Hosiery CGU

For the Hosiery CGU, no reasonably possible change in the key assumptions used in determining the recoverable amount would result in any impairment of indefinite life intangible assets.



11. LONG-TERM DEBT:

	Effective interest rate [1]	Principal amount		Maturity date
		December 29, 2024	December 31, 2023	
Non-current portion of long-term debt				
Revolving long-term bank credit facility, interest at variable U.S. interest rate[2][3]	6.6%	$ —	$ 235,000	**March 2027**
Senior unsecured Canadian notes, Series 1, interest at fixed rate of 4.36%, payable semi-annually	5.5%	**347,050**	—	**November 2029**
Senior unsecured Canadian notes, Series 2, interest at fixed rate of 4.71%, payable semi-annually	5.8%	**138,820**	—	**November 2031**
Term loan, interest at variable U.S. interest rate, payable monthly[2][4]	4.7%	**300,000**	300,000	**June 2026**
Term loan facility, interest at variable U.S. interest rate, payable monthly[5]	6.4%	**300,000**	—	**August 2029**
Notes payable, interest at fixed rate of 2.91%, payable semi-annually[6]	2.9%	**100,000**	100,000	**August 2026**
Notes payable, interest at Adjusted SOFR plus a spread of 1.57%, payable quarterly[6][7]	2.9%	**50,000**	50,000	**August 2026**
		$ **1,235,870**	$ 685,000	
Current portion of long-term debt				
Delayed draw term loan (DDTL), interest at variable U.S. interest rate, payable monthly[2][4][8]	6.9%	**300,000**	300,000	**May 2025**
		$ **300,000**	$ 300,000	
Long-term debt		$ **1,535,870**	$ 985,000	

(1) Represents the annualized effective interest rate for the year ended December 29, 2024, including the cash impact of interest rate swaps, where applicable.

(2) Secured Overnight Financing Rate (SOFR) advances at adjusted Term SOFR (includes a 0% to 0.25% reference rate adjustment) plus a spread ranging from 1% to 3%.

(3) The Company's committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $10.8 million (December 31, 2023 - $36.0 million) has been committed against this facility to cover various letters of credit.

(4) The unsecured term loan is non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the adjusted Term SOFR is a function of the total net debt to EBITDA ratio (as defined in the term loan agreements and its amendments).

(5) The term loan facility can be prepaid in whole or in part at any time with no penalties. U.S. Base Rate Advances at U.S. Base rates or SOFR advances at adjusted Term SOFR (includes a 0.10% reference rate adjustment) plus a spread ranging from 1% to 2% based on the Company's total net debt to EBITDA ratio (as defined in the term loan agreement).

(6) The unsecured notes issued to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time, subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.

(7) Adjusted SOFR rate is determined on the basis of floating rate notes that bear interest at a floating rate plus a spread of 1.57%.

(8) On May 26, 2023, the Company amended its $300 million term loan to include an additional $300 million delayed draw term loan ("DDTL") with a one year maturity from the effective date. All other terms of the agreement remained unchanged.

On August 30, 2024, the Company entered into an unsecured committed five-year term loan agreement for a total principal amount of $300 million. The term loan is non-revolving and provides for a spread added to the adjusted Term SOFR based on the total net debt to EBITDA ratio (as defined in the term loan agreement).



11. LONG-TERM DEBT (continued):

On November 22, 2024, the Company issued 4.362% Series 1 senior unsecured notes ("Series 1 notes") with a principal amount of $500 million in Canadian dollars ($357.1 million in U.S. dollars), which mature on November 22, 2029. Additionally, on the same date, the Company issued 4.711% Series 2 senior unsecured notes ("Series 2 notes") with a principal amount of $200 million in Canadian dollars ($142.9 million in U.S. dollars), which mature on November 22, 2031. The notes were offered in Canada on a private placement basis.

The Series 1 notes and Series 2 notes have been hedged for foreign currency fluctuations through cross currency principal and interest rate swaps, which serves to lock in the combined principal at US$500 million. Interest on these senior unsecured Canadian notes is payable semi-annually. See Note 14, Financial instruments, for additional details.

Under the terms of the revolving facility, term loan facilities and U.S private notes. the Company is required to comply with certain covenants, including maintenance of financial ratios. The Company was in compliance with all financial covenants at December 29, 2024.

12. OTHER NON-CURRENT LIABILITIES:

	December 29, 2024	December 31, 2023
Employee benefit obligation - Statutory severance and pre-notice [(a)]	$ 32,400	$ 31,003
Employee benefit obligation - Defined contribution plan [(b)]	5,267	4,225
Provisions [(c)]	10,541	11,080
Derivative liability (note 14(a))	8,602	—
	$ 56,810	$ 46,308

(a) **Statutory severance and pre-notice obligations:**

	2024	2023
Obligation, beginning of fiscal year	$ 31,003	$ 42,127
Service cost	14,972	16,700
Interest cost	7,823	8,767
Actuarial loss (gain)[(1)]	817	(1,717)
Foreign exchange gain	(2,597)	(501)
Benefits paid	(19,618)	(34,373)
Obligation, end of fiscal year	$ 32,400	$ 31,003

(1) The actuarial loss (gain) in fiscal 2024 and 2023 respectively, is mainly due to changes in the actuarial assumptions used to determine the statutory severance obligations.

Significant assumptions for the calculation of the statutory severance obligations included the use of a discount rate ranging between 9.3% and 11.7% (2023 - between 10.0% and 11.4%) and rates of compensation increases between 7.5% and 9.5% (2023 - 8.0% and 9.5%). A 1% increase in the discount rates would result in a corresponding decrease in the statutory severance obligations of $4.5 million, and a 1% decrease in the discount rates would result in a corresponding increase in the statutory severance obligations of $5.2 million. A 1% increase in the rates of compensation increases used would result in a corresponding increase in the statutory severance obligations of $5.6 million, and a 1% decrease in the rates of compensation increases used would result in a corresponding decrease in the statutory severance obligations of $4.9 million.

The cumulative amount of actuarial losses recognized in other comprehensive income as at December 29, 2024 was $25.6 million (December 31, 2023 - $24.8 million) which have been reclassified to retained earnings in the period in which they were recognized.

(b) **Defined contribution plan:**

During fiscal 2024, defined contribution expenses were $6.7 million (2023 - $5.4 million).



12. OTHER NON-CURRENT LIABILITIES (continued):

(c) **Provisions:**

The following table presents the provisions for decommissioning and site restoration costs of the Company:

	2024	2023
Balance, beginning of fiscal year	$ **11,080**	$ 10,707
Changes in estimates made during the fiscal year	**(970)**	(41)
Accretion of interest	**431**	414
Balance, end of fiscal year	$ **10,541**	$ 11,080

Provisions as at December 29, 2024 include estimated future costs of decommissioning and site restoration for certain assets located at the Company's textile and sock facilities for which the timing of settlement is uncertain, but has been estimated to be in excess of nine years.

13. EQUITY:

(a) **Shareholder rights plan:**

The Company has a shareholder rights plan which provides the Board of Directors and the shareholders with additional time to assess any unsolicited take-over bid for the Company and, where appropriate, pursue other alternatives for maximizing shareholder value.

(b) **Accumulated other comprehensive income ("AOCI"):**

Accumulated other comprehensive income includes the changes in the fair value of the effective portion of qualifying cash flow hedging instruments, for which the hedged transaction has not yet occurred at the end of the fiscal year.

(c) **Share capital:**

Authorized:
Common shares, authorized without limit as to number and without par value. First preferred shares, without limit as to number and without par value, issuable in series and non-voting. Second preferred shares, without limit as to number and without par value, issuable in series and non-voting. As at December 29, 2024 and December 31, 2023, none of the first and second preferred shares were issued.

Issued:
As at December 29, 2024, there were 152,410,994 common shares (December 31, 2023 - 169,986,477) issued and outstanding, which are net of 94,535 common shares (December 31, 2023 - 8,245) that have been purchased and are held in trust as described in note 13(e).

(d) **Normal course issuer bid ("NCIB"):**

In August 2022, the Company received approval from the TSX to renew its normal course issuer bid ("NCIB") program commencing on August 9, 2022, to purchase for cancellation a maximum of 9,132,337 common shares, representing 5% of the Company's issued and outstanding common shares, as at July 31, 2022 (the reference date for the NCIB). Under the NCIB, the Company was authorized to make purchases under the normal course issuer bid during the period from August 9, 2022 to August 8, 2023 in accordance with the requirements of the TSX.

In August 2023, the Company received approval from the TSX to renew its NCIB program commencing on August 9, 2023, to purchase for cancellation a maximum of 8,778,638 common shares, representing approximately 5% of the Company's issued and outstanding common shares, as at July 31, 2023 (the reference date for the renewed NCIB). The Company is authorized to make purchases under the renewed NCIB until August 8, 2024 in accordance with the requirements of the TSX.



13. EQUITY (continued):

(d) **Normal course issuer bid ("NCIB") (continued):**

On July 31, 2024, the Company received approval from the TSX to renew its NCIB program commencing on August 9, 2024, to purchase for cancellation a maximum of 16,106,155 common shares, representing approximately 10% of the Company's public float, as at July 26, 2024 (the reference date for the renewed NCIB). The Company is authorized to make purchases under the renewed NCIB until August 8, 2025, in accordance with the requirements of the TSX. Purchases are made by means of open market transactions on both the TSX and the New York Stock Exchange ("NYSE"), or alternative U.S. or Canadian trading systems if eligible, or by such other means as may be permitted by securities regulatory authorities, including pre-arranged crosses, exempt offers, private agreements under an issuer bid exemption order issued by securities regulatory authorities and block purchases of common shares. In accordance with the requirements of the TSX, the Company may purchase, in addition to purchases made on other exchanges including the NYSE, up to a maximum of 80,209 common shares daily through the facilities of the TSX, which represents 25% of the ADTV for the most recently completed six-month period noted above.

In connection with each of its 2023-2024 and 2024-2025 NCIB programs, the Company entered into an automatic share purchase plan ("ASPP") with a designated broker which allows for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase its common shares due to regulatory restrictions or self-imposed trading blackout periods.

On June 20, 2024, Canada's Bill C-59 was enacted into law, which, among other things, introduced a 2% tax on the annual net value of share repurchases by public corporations in Canada occurring on or after January 1, 2024. The Company is subject to this tax which is based on the shares repurchased for cancellation under the Company's normal course issuer bid (NCIB) program during the year ended December 29, 2024. The tax cost of $14.9 million has been recorded as a charge to retained earnings and is included in accounts payable and accrued liabilities in the consolidated statements of financial position as at December 29, 2024, as the amount is only payable in 2025.

During the year ended December 29, 2024, the Company repurchased for cancellation a total of 17,735,095 common shares, for a total cost of $761.5 million (including $14.9 million of taxes on share repurchases) of which $29.7 million was charged to share capital and $731.8 million was charged to retained earnings.

(e) **Common shares purchased as settlement for non-Treasury RSUs:**

The Company has established a trust for the purpose of settling the vesting of non-Treasury RSUs. For non-Treasury RSUs that are to be settled in common shares in lieu of cash, the Company directs the trustee to purchase common shares of the Company on the open market to be held in trust for and on behalf of the holders of non-Treasury RSUs until they are delivered for settlement, when the non-Treasury RSUs vest. For accounting purposes, the common shares are considered as held in treasury, and recorded as a temporary reduction of outstanding common shares and share capital. Upon delivery of the common shares for settlement of the non-Treasury RSUs, the number of common shares outstanding is increased, and the amount in contributed surplus is transferred to share capital. As at December 29, 2024, a total of 94,535 common shares purchased as settlement for non-Treasury RSUs were considered as held in treasury and recorded as a temporary reduction of outstanding common shares and share capital (December 31, 2023 - 8,245 common shares).

(f) **Contributed surplus:**

The contributed surplus account is used to record the accumulated compensation expense related to equity-settled share-based compensation transactions. Upon the exercise of stock options, the vesting of Treasury RSUs, and the delivery of common shares for settlement of vesting non-Treasury RSUs or SARs, the corresponding amounts previously credited to contributed surplus are transferred to share capital, except for the portion of the share-based payment that the Company settles on a net basis when the Company has an obligation under tax laws to withhold an amount for an employee's tax obligation, in which case the corresponding amounts previously credited to contributed surplus are transferred to accounts payable and accrued liabilities.



14. FINANCIAL INSTRUMENTS:

(a) **Financial instruments - carrying amounts and fair values:**

The carrying amounts and fair values of financial assets and liabilities included in the consolidated statements of financial position are as follows:

	December 29, 2024	December 31, 2023
Financial assets		
Amortized cost:		
Cash and cash equivalents	$ 98,799	$ 89,642
Trade accounts receivable	542,359	412,498
Financial assets included in prepaid expenses, deposits and other current assets	56,785	45,136
Long-term non-trade receivables included in other non-current assets	22,321	12,863
Fair value through other comprehensive income:		
Derivative financial assets included in prepaid expenses, deposits and other current assets	12,108	15,797
Financial liabilities		
Amortized cost:		
Accounts payable and accrued liabilities[(1)]	$ 478,317	$ 403,534
Long-term debt - bearing interest at variable rates	950,000	885,000
Long-term debt - bearing interest at fixed rates[(2)]	585,870	100,000
Fair value through other comprehensive income:		
Derivative financial liabilities included in accounts payable and accrued liabilities	11,756	4,760
Derivative financial liabilities included in other non-current liabilities	8,602	—

1) Accounts payable and accrued liabilities include $11.6 million (December 31, 2023 - $12.5 million) under supply-chain financing arrangements (reverse factoring) with a financial institution, whereby receivables due from the Company to certain suppliers can be collected by the suppliers from a financial institution before their original due date. These balances are classified as accounts payable and accrued liabilities and the related payments as cash flows from operating activities, given the principal business purpose of the arrangement is to provide funding to the supplier and not the Company, the arrangement does not significantly extend the payment terms beyond the normal terms agreed with other suppliers, and no additional deferral or special guarantees to secure the payments are included in the arrangement. Accounts payable and accrued liabilities also include balances payable of $37.8 million (December 31, 2023 - $49.0 million) resulting mainly from a one-week timing difference between the collection of sold receivables and the weekly remittance to our bank counterparty under our receivables purchase agreement that is disclosed in note 6 to these consolidated financial statements.

2) The fair value of the long-term debt bearing interest at fixed rates was $627.3 million as at December 29, 2024 (December 31, 2023 - $98.6 million).



14. FINANCIAL INSTRUMENTS (continued):

(a) **Financial instruments - carrying amounts and fair values (continued):**

Short-term financial assets and liabilities
The Company has determined that the fair value of its short-term financial assets and liabilities approximates their respective carrying amounts as at the reporting dates due to the short-term maturities of these instruments, as they bear variable interest-rates or because the terms and conditions are comparable to current market terms and conditions for similar items.

Non-current assets and long-term debt bearing interest at variable rates
The fair values of the long-term non-trade receivables included in other non-current assets and the Company's long-term debt bearing interest at variable rates also approximate their respective carrying amounts because the interest rates applied to measure their carrying amounts approximate current market interest rates.

Long-term debt bearing interest at fixed rates
The fair value of the long-term debt bearing interest at fixed rates is determined using the discounted future cash flows method and at discount rates based on yield to maturities for similar issuances. The fair value of the long-term debt bearing interest at fixed rates was measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of the long-term debt bearing interest at fixed rates, the Company takes into account its own credit risk and the credit risk of the counterparties.

Derivatives
Derivative financial instruments are designated as effective hedging instruments and consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes. The fair value of the forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract's value at maturity based on the rate set out in the contract and the contract's value at maturity based on the rate that the counterparty would use if it were to renegotiate the same contract terms at the measurement date under current conditions. The fair value of the option contracts is measured using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs, including volatility estimates and option adjusted credit spreads. The fair value of the interest rate swaps is determined based on market data, by measuring the difference between the fixed contracted rate and the forward curve for the applicable floating interest rates.

On November 22, 2024, the Company entered into derivative transactions to hedge its exposure to foreign currency exchange risk related to its senior notes liability and interest expense denominated in Canadian dollars. This cross-currency swap has been designated at inception and is accounted for as a cash flow hedge, and to the extent that the hedge is effective, unrealized gains and losses are included in other comprehensive income until reclassified to the statement of income as the hedged interest payments and principal repayments impact net income.

Derivative financial instruments were measured using Level 2 inputs in the fair value hierarchy. In determining the fair value of derivative financial instruments the Company takes into account its own credit risk and the credit risk of the counterparties.



14. FINANCIAL INSTRUMENTS (continued):

(b) **Derivative financial instruments - hedge accounting:**

During fiscal 2024 and 2023, the Company entered into foreign exchange and commodity forward, option, and swap contracts in order to minimize the exposure of forecasted cash inflows and outflows in currencies other than the U.S. dollar, as well contractual future principal and interest payments on fixed rate foreign currency debt, and to manage its exposure to movements in commodity prices, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the term loan and unsecured notes.

The forward foreign exchange contracts were designated as cash flow hedges and qualified for hedge accounting. The forward foreign exchange contracts outstanding as at December 29, 2024 and December 31, 2023 consisted primarily of contracts to reduce the exposure to fluctuations in Canadian dollars, Euros, Australian dollars, Pounds sterling, and Mexican pesos against the U.S. dollar, as well as cross-currency debt and interest rate swap contracts to reduce the exposure to fluctuations in Canadian dollars against the U.S dollar.

The commodity forward, option, and swap contracts were designated as cash flow hedges and qualified for hedge accounting. The commodity contracts outstanding as at December 29, 2024 and December 31, 2023 consisted primarily of forward, collar, and swap contracts to reduce the exposure to movements in commodity prices.

The floating-to-fixed interest rate swaps were designated as cash flow hedges and qualified for hedge accounting. The floating-to-fixed interest rate swaps contracts outstanding as at December 29, 2024 and December 31, 2023 served to fix the variable interest rates on the designated interest payments of a portion of the Company's long-term debt.

The fair value of interest rate swaps and cross-currency swaps is calculated as the present value of estimated future cash flows over the remaining term of the contracts and based on market data (primarily yield curves, interest rates, and exchange rates for cross-currency swaps).

The following table summarizes the Company's commitments to buy and sell foreign currencies (cash flow hedges) as at December 29, 2024:

| | Notional foreign currency amount equivalent | Average exchange rate | Notional U.S. $ equivalent | Carrying and fair value | | Maturity |
				Prepaid expenses, deposits and other current assets	Accounts payable and accrued liabilities	0 to 12 months
Forward foreign exchange contracts:						
Sell GBP/Buy USD	23,665	1.2827	$ 30,355	$ 705	$ —	$ 705
Sell EUR/Buy USD	38,477	1.0914	41,995	1,532	—	1,532
Sell CAD/Buy USD	34,139	0.7401	25,266	1,403	—	1,403
Buy CAD/Sell USD	77,510	0.7252	56,214	—	(1,781)	(1,781)
Sell AUD/Buy USD	7,586	0.6620	5,022	292	—	292
Sell MXN/Buy USD	172,198	0.0511	8,793	451	(3)	448
			$ 167,645	$ 4,383	$ (1,784)	$ 2,599



14. FINANCIAL INSTRUMENTS (continued):

(b) **Derivative financial instruments - hedge accounting (continued):**

The following table summarizes the Company's commitments to buy and sell foreign currencies (cash flow hedges) as at December 31, 2023:

| | Notional foreign currency amount equivalent | Average exchange rate | Notional U.S. $ equivalent | Carrying and fair value | | Maturity |
				Prepaid expenses, deposits and other current assets	Accounts payable and accrued liabilities	0 to 12 months
Forward foreign exchange contracts:						
Sell GBP/Buy USD	25,399	1.2506	$ 31,765	$ 25	$ (585)	$ (560)
Sell EUR/Buy USD	40,866	1.0987	44,901	63	(640)	(577)
Sell CAD/Buy USD	52,285	0.7506	39,243	33	(362)	(329)
Buy CAD/Sell USD	41,199	0.7384	30,422	735	—	735
Sell AUD/Buy USD	15,011	0.6681	10,029	21	(261)	(240)
Sell MXN/Buy USD	325,633	0.0543	17,687	—	(980)	(980)
			$ 174,047	$ 877	$ (2,828)	$ (1,951)

The following table summarizes the Company's cross-currency fixed rate debt swap commitments to sell foreign currencies (cash flow hedges) as at December 29, 2024:

	Notional foreign currency amount equivalent	Fixed exchange rate	Notional U.S. $ equivalent	Pay rate	Receive Rate	Other non-current assets	Other non-current liabilities	Maturity Over 12 months
Forward foreign exchange contracts:								
Sell CAD/Buy USD	500,000	1.4000	357,143	5.49 %	4.36 %	—	(6,442)	November 2029
Sell CAD/Buy USD	200,000	1.4000	142,857	5.77 %	4.71 %	—	(2,160)	November 2031
			$ 500,000				**$ (8,602)**	

The following table summarizes the Company's commodity contracts outstanding (cash flow hedges) as at December 29, 2024:

| | Type of commodity | Notional amount[1] | Carrying and fair value | | Maturity |
			Prepaid expenses, deposits and other current assets	Accounts payable and accrued liabilities	0 to 12 months
Forward contracts	Cotton	382.2 million pounds	$ 1,584	$ (9,519)	$ (7,935)
Swap & option contracts	Energy	3.4 million gallons	25	(453)	(428)
			$ 1,609	**$ (9,972)**	**$ (8,363)**

(1) Notional amounts are not in thousands.



14. FINANCIAL INSTRUMENTS (continued):

(b) **Derivative financial instruments - hedge accounting (continued):**

The following table summarizes the Company's commodity contracts outstanding (cash flow hedges) as at December 31, 2023:

			Carrying and fair value		Maturity
	Type of commodity	Notional amount[1]	Prepaid expenses, deposits and other current assets	Accounts payable and accrued liabilities	0 to 12 months
Forward contracts	Cotton	144.6 million pounds	$ 4,583	$ (1,745)	$ 2,838
Swap & option contracts	Energy	2.9 million gallons	153	(187)	(34)
			$ 4,736	$ (1,932)	$ 2,804

(1) Notional amounts are not in thousands.

The following table summarizes the Company's floating-to-fixed interest rate swap contracts outstanding (cash flow hedges) as at December 29, 2024:

					Carrying and fair value	
Notional amount of borrowings	Maturity date	Pay / Receive	Fixed rate	Floating rate	Prepaid expenses, deposits and other current assets	Accounts payable and accrued liabilities
Term Loan[1]						
$ 25,000	April 30, 2025	Pay fixed rate / receive floating rate	1.06 %	SOFR	$ 355	$ —
50,000	April 30, 2025	Pay fixed rate / receive floating rate	0.70 %	SOFR	771	—
25,000	June 30, 2026	Pay fixed rate / receive floating rate	1.52 %	SOFR	714	
25,000	June 30, 2026	Pay fixed rate / receive floating rate	1.17 %	SOFR	1,153	—
25,000	June 30, 2026	Pay fixed rate / receive floating rate	3.20 %	SOFR	364	—
25,000	June 30, 2026	Pay fixed rate / receive floating rate	3.69 %	SOFR	172	—
Unsecured Notes						
50,000	August 25, 2026	Pay fixed rate / receive floating rate	1.12 %	SOFR	2,587	—
					$ 6,116	$ —

(1) The notional amounts for the interest rate swap contracts maturing in 2026 are extensions to the $100 million interest rate swap contracts originally entered into for the $300 million term loan.



14. FINANCIAL INSTRUMENTS (continued):

(b) **Derivative financial instruments - hedge accounting (continued):**

The following table summarizes the Company's floating-to-fixed interest rate swap contracts outstanding (cash flow hedges) as at December 31, 2023:

Notional amount of borrowings	Maturity date	Pay / Receive	Fixed rate	Floating rate	Carrying and fair value	
					Prepaid expenses, deposits and other current assets	Accounts payable and accrued liabilities
Term Loan[(1)]						
50,000	April 30, 2024	Pay fixed rate / receive floating rate	1.44 %	SOFR	$ 646	$ —
25,000	April 30, 2025	Pay fixed rate / receive floating rate	1.06 %	SOFR	1,130	—
50,000	April 30, 2025	Pay fixed rate / receive floating rate	0.70 %	SOFR	2,414	—
25,000	June 30, 2026	Pay fixed rate / receive floating rate	1.52 %	SOFR	439	
25,000	June 30, 2026	Pay fixed rate / receive floating rate	1.17 %	SOFR	1,593	—
25,000	June 30, 2026	Pay fixed rate / receive floating rate	3.20 %	SOFR	373	—
Unsecured Notes						
50,000	August 25, 2026	Pay fixed rate / receive floating rate	1.12 %	SOFR	3,589	—
					$ 10,184	$ —

(1) The notional amounts for the interest rate swap contracts maturing in 2025 and 2026 were extensions to the $125 million interest rate swap contracts originally entered into for the $300 million term loan.

The following table summarizes the Company's hedged items as at December 29, 2024:

	Carrying amount of the hedged item		Change in value used for calculating hedge ineffectiveness	Cash flow hedge reserve (AOCI)
	Assets	Liabilities		
Cash flow hedges:				
Foreign currency risk:				
Forecast sales	$ —	$ —	$ 3,048	$ (3,048)
Forecast expenses	—	—	(1,781)	1,781
Debt & interest payments	—	487,677	6,041	(6,041)
Commodity risk:				
Forecast purchases	—	—	(12,592)	12,592
Interest rate risk:				
Forecast interest payments	—	—	5,257	(5,257)
	$ —	$ 487,677	$ (27)	$ 27

No ineffectiveness was recognized in net earnings as the change in value of the hedging instrument used for calculating ineffectiveness was the same or smaller as the change in value of the hedged items used for calculating the ineffectiveness.


14. FINANCIAL INSTRUMENTS (continued):

(b) **Derivative financial instruments - hedge accounting (continued):**

The following table summarizes the Company's hedged items as at December 31, 2023:

	Carrying amount of the hedged item		Change in value used for calculating hedge	Cash flow hedge reserve
	Assets	Liabilities	ineffectiveness	(AOCI)
Cash flow hedges:				
Foreign currency risk:				
Forecast sales	$ —	$ —	$ (1,945)	$ 1,945
Forecast expenses	—	—	736	(736)
Commodity risk:				
Forecast purchases	—	—	4,733	(4,733)
Interest rate risk:				
Forecast interest payments	—	—	10,126	(10,126)
	$ —	$ —	$ 13,650	$ (13,650)

No ineffectiveness was recognized in net earnings as the change in value of the hedging instrument used for calculating ineffectiveness was the same or smaller as the change in value of the hedged items used for calculating the ineffectiveness.

(c) **Financial expenses, net:**

	2024	2023
Interest expense on financial liabilities recorded at amortized cost [1]	**$ 80,256**	$ 53,360
Bank and other financial charges	**22,212**	22,314
Interest accretion on discounted lease obligations	**4,764**	3,429
Interest accretion on discounted provisions	**431**	414
Foreign exchange (gain) loss	**(3,509)**	153
	$ 104,154	$ 79,670

(1) Net of capitalized borrowing costs of nil (2023 - $6.8 million) using an average capitalization rate of nil (2023 - 5.39%).



14. FINANCIAL INSTRUMENTS (continued):

(d) **Hedging components of other comprehensive (loss) income ("OCI"):**

	2024	2023
Net gain (loss) on derivatives designated as cash flow hedges:		
Foreign currency risk	$ **(4,806)**	$ (3,334)
Commodity price risk	**(14,525)**	15,758
Interest rate risk	**3,246**	2,682
Income taxes	**(38)**	33
Amounts reclassified from OCI to inventory, related to commodity price risk	**(2,800)**	(6,913)
Amounts reclassified from OCI to net earnings, related to foreign currency risk, commodity risk, and interest rate risk, and included in:		
Net sales	**(809)**	1,802
Cost of sales	**—**	58
Selling, general and administrative expenses	**211**	1,198
Financial expenses, net	**5,899**	(7,437)
Income taxes	**(55)**	(42)
Other comprehensive (loss) income	$ **(13,677)**	$ 3,805

The change in the time value element of option and swap contracts designated as cash flow hedges to reduce the exposure in movements of commodity prices was not significant for the years ended December 29, 2024 and December 31, 2023. The change in the forward element of derivatives designated as cash flow hedges to reduce foreign currency risk was not significant for the years ended December 29, 2024 and December 31, 2023.

Approximately $13.3 million of net losses presented in accumulated other comprehensive income as at December 29, 2024 are expected to be reclassified to inventory or net earnings within the next twelve months.

15. SHARE-BASED COMPENSATION:

The Company's Long-Term Incentive Plan (the "LTIP") includes stock options, stock appreciation rights ('SARs'), and restricted share units. The LTIP allows the Board of Directors to grant stock options, SARs, dilutive restricted share units ("Treasury RSUs"), and non-dilutive restricted share units ("non-Treasury RSUs") to officers and other key employees of the Company and its subsidiaries. The number of common shares that are issuable pursuant to the exercise of stock options and the vesting of Treasury RSUs for the LTIP is fixed at 13,797,851. As at December 29, 2024, 573,710 common shares remained authorized for future issuance under this plan.

The exercise price payable for each common share covered by a stock option or SARs is determined by the Board of Directors at the date of the grant, but may not be less than the closing price of the common shares of the Company on the trading day immediately preceding the effective date of the grant. Most stock options vest equally beginning on the second, third, fourth, and fifth anniversary of the grant date. Stock options granted in fiscal 2020 all vested on the third anniversary of the grant date, subject to performance vesting conditions in some cases. SARs granted in fiscal 2020 vested on the third anniversary of the grant date, and were subject to performance vesting conditions, with the result that 75% of the SARs vested and 25% were forfeited. No stock options or SARs have been granted since fiscal 2020.

Holders of Treasury RSUs and non-Treasury RSUs are entitled to dividends declared by the Company which are recognized in the form of additional equity awards equivalent in value to the dividends paid on common shares. The vesting conditions of the additional equity awards are subject to the same performance objectives and other terms and conditions as the underlying equity awards. The additional awards related to outstanding Treasury RSUs and non-Treasury RSUs expected to be settled in common shares are credited to contributed surplus when the dividends are declared.


15. SHARE-BASED COMPENSATION (continued):

(a) **Stock options:**

Outstanding stock options were as follows:

Stock options issued in Canadian dollars and to be exercised on the TSX:

	Number	Weighted exercise price (CA$)
Stock options outstanding, January 1, 2023	746	$ 36.52
Changes in outstanding stock options:		
Exercised	(463)	33.01
Stock options outstanding, December 31, 2023	283	42.27
Changes in outstanding stock options:		
Exercised	—	—
Stock options outstanding, December 29, 2024	**283**	**$ 42.27**

Stock options issued in U.S. dollars and to be exercised on the NYSE:

	Number	Weighted exercise price (US$)
Stock options outstanding, January 1, 2023	1,988	$ 27.21
Changes in outstanding stock options:		
Forfeited	(213)	30.00
Exercised	(1,591)	26.62
Stock options outstanding, December 31, 2023	184	29.01
Changes in outstanding stock options:		
Exercised	**(184)**	**29.01**
Stock options outstanding, December 29, 2024	**—**	**$ —**

As at December 29, 2024, 282,737 outstanding options issued in Canadian dollars to be exercised on the TSX were exercisable at the weighted average exercise price of CA$42.27 (December 31, 2023 - 282,737 options at CA$42.27), and nil outstanding options issued in U.S. dollars and to be exercised on the NYSE, were exercisable at the weighted average exercise price of nil (December 31, 2023 - 184,664 options at US$29.01).

For stock options exercised during fiscal 2024, the weighted average share price at the date of exercise on the NYSE was US$42.61. For stock options exercised during fiscal 2023, the weighted average share price at the date of exercise on the TSX was CA$40.72, and the weighted average share price at the date of exercise on the NYSE was US$33.06.

The following table summarizes information about stock options issued and outstanding and exercisable at December 29, 2024:

	Options issued and outstanding		Options exercisable
Exercise prices	Number	Remaining contractual life (yrs)	Number
CA$42.27	283	1	283

The compensation expense related to stock options included in operating income for fiscal 2024 was nil (2023 - $2.1 million), and the counterpart has been recorded as contributed surplus. When the underlying shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.



15. SHARE-BASED COMPENSATION (continued):

(b) **Stock appreciation rights ("SARs"):**

As at December 29, 2024, nil SARs remained outstanding (2023 - nil). During fiscal 2023, 618,304 SARs vested and settled through the delivery of shares and 206,102 SARs were forfeited. The compensation expense related to SARs included in operating income for fiscal 2024 was nil (2023 - $1.4 million), and the counterpart has been recorded as contributed surplus.

(c) **Restricted share units:**

A Treasury RSU represents the right of an individual to receive one common share on the vesting date without any monetary consideration being paid to the Company. All Treasury RSUs awarded to date vest within a four to five-year period. Treasury RSUs may also be subject to performance conditions.

On December 12, 2024, the Company granted treasury share units to employees eligible to participate in the Company's long-term incentive plan (LTIP), subject to share price hurdle performance objectives. This award will vest at the end of a four or five-year period. Based on the Monte-Carlo pricing model, the grant date fair value of options granted of 1,530,644 units during the fiscal year ended December 29, 2024 was $21.91 per unit. The fair value of the grant of $33.5 million will be amortized over a 5 year period. The following table summarizes the assumptions used in the Monte-Carlo option pricing model for the stock option grant:

	2024
Exercise price	$48.82
Risk-free interest rate (5 years)	3.76%
Expected volatility	31.81%
Expected dividend yield	1.70%

Outstanding Treasury RSUs were as follows:

	Number	Weighted average fair value per unit
Treasury RSUs outstanding, January 1, 2023	73	$ 33.91
Changes in outstanding Treasury RSUs:		
Granted	3	29.12
Granted for dividends declared	2	30.98
Forfeited	(17)	29.95
Treasury RSUs outstanding, December 31, 2023	61	34.69
Changes in outstanding Treasury RSUs:		
Granted[1]	**1,531**	**21.91**
Granted for dividends declared	**1**	**40.40**
Settled through the issuance of common shares	**(20)**	**31.38**
Forfeited	**—**	**37.56**
Treasury RSUs outstanding, December 29, 2024	**1,573**	**$ 22.30**

1) Includes 968,068 Treasury RSUs granted to four executive officers of the Company.

As at December 29, 2024 and December 31, 2023, none of the outstanding Treasury RSUs vested.

The compensation expense related to Treasury RSUs included in operating income for fiscal 2024 was an expense of $0.9 million (2023 - $0.4 million), and the counterpart has been recorded as contributed surplus. When the underlying shares are issued to the employees, the amounts previously credited to contributed surplus are transferred to share capital.



15. SHARE-BASED COMPENSATION (continued):

(c) **Restricted share units (continued):**

Outstanding non-Treasury RSUs were as follows:

	Number	Weighted average fair value per unit
Non-Treasury RSUs outstanding, January 1, 2023	2,089	$ 31.63
Changes in outstanding non-Treasury RSUs:		
Granted	845	32.12
Additional vesting for performance conditions	493	27.36
Granted for dividends declared	53	31.09
Settled - common shares	(810)	27.08
Settled - payment of withholding taxes	(524)	27.65
Forfeited	(170)	32.10
Forfeited for President & CEO	(460)	34.89
Non-Treasury RSUs outstanding, December 31, 2023	1,516	33.26
Changes in outstanding non-Treasury RSUs:		
Granted[1]	**787**	**38.42**
Additional units for vested performance conditions	**485**	**30.73**
Granted for dividends declared	**33**	**42.22**
Settled - common shares	**(707)**	**31.10**
Settled - payment of withholding taxes	**(412)**	**31.08**
Forfeited	**(42)**	**35.14**
Settled in cash for outgoing executives	**(82)**	**35.08**
Reinstated awards for President & CEO	**440**	**37.91**
Non-Treasury RSUs outstanding, December 29, 2024	**2,018**	**$ 36.91**

(1) Includes 291,804 RSUs granted to three executive officers (Key management personnel) of the Company, under the Company's annual long-term incentive program (LTIP) and for special retention awards granted to these executive officers to ensure stability and operational performance in light of the CEO transition process and proxy contest, as well as 211,659 RSUs granted to Mr. Chamandy on June 28, 2024, under the Company's annual LTIP program, with a total grant date fair value of $8.7 million. Refer to note 22 in subsection "Key management personnel compensation" for additional information on executive compensation.

Non-Treasury RSUs have the same features as Treasury RSUs, except that their vesting period is a maximum of three years and they can be settled in cash based on the Company's share price on the vesting date, or through the delivery of common shares purchased on the open market, at the Company's option. Non-Treasury RSUs are settled in common shares purchased on the open market, and to the extent that the Company has an obligation under tax laws to withhold an amount for an employee's tax obligation associated with the share-based payment the Company settles non-Treasury RSUs on a net basis.

The outstanding non-Treasury RSUs awarded to executive officers have vesting conditions that are dependent upon the financial performance and share price of the Company relative to a benchmark group of North American publicly listed companies. In addition, up to two times the actual number of non-Treasury RSUs awarded can vest if exceptional financial performance is achieved. As at December 29, 2024 and December 31, 2023, none of the outstanding non-Treasury RSUs were vested.



15. SHARE-BASED COMPENSATION (continued):

(c) **Restricted share units (continued):**

The compensation cost related to non-Treasury RSUs included in operating income for fiscal 2024 was an expense of $63.4 million (2023 - $22.9 million), and the counterpart has been recorded as contributed surplus. When the underlying common shares are delivered to employees for settlement upon vesting, the amounts previously credited to contributed surplus are transferred to share capital. The increase in the expense compared to last year is mainly due to the accelerated vesting of non-Treasury RSU awards for outgoing executives Mr. Tyra and Mr. Bajaj resulting in an expense of $12.3 million as described in notes 16(g) and 22 to these financial statements, and the impact of Mr. Chamandy's termination and subsequent reinstatement as President and Chief Executive Officer which included the reinstatement of share-based awards which had been canceled by the previous Board of Directors in the fourth quarter of 2023 (resulting in a past service expense of $17.0 million for the year ended December 29, 2024 as described in note 16(g) to these financial statements). The accelerated expense for the two outgoing executives includes amounts relating to share-based awards with a total value of approximately $12.0 million, which were approved during the first quarter of fiscal 2024 but for which the number of RSUs had not been established due to the Company being in a trading blackout. These awards were fully paid out in the second quarter of fiscal 2024 to the outgoing executives at the approved value, before the number of RSUs relating thereto was established, and therefore do not appear in the RSU table above.

(d) **Deferred share unit plan**:

The Company has a deferred share unit plan for independent members of the Company's Board of Directors who must receive at least 50% of their annual board retainers in the form of deferred share units ("DSUs"). The value of these DSUs is based on the Company's share price at the time of payment of the retainers or fees. Holders of deferred share units are entitled to dividends declared by the Company which are recognized in the form of additional awards equivalent in value to the dividends paid on common shares. DSUs granted under the plan will be redeemable and the value thereof payable in cash only after the director ceases to act as a director of the Company. As at December 29, 2024, there were 140,393 (December 31, 2023 - 410,646) DSUs outstanding at a value of $6.6 million (December 31, 2023 - $13.6 million). This amount is included in accounts payable and accrued liabilities based on a fair value per deferred share unit of $46.86 (December 31, 2023 - $33.06). The DSU obligation is adjusted each quarter based on the market value of the Company's common shares. The Company includes the cost of the DSU plan in selling, general and administrative expenses, which for fiscal 2024 was $4.9 million (2023 - $2.0 million).

Changes in outstanding DSUs were as follows:

	2024	2023
DSUs outstanding, beginning of fiscal year	411	385
Granted	46	80
Granted for dividends declared	4	10
Forfeited	—	—
Redeemed[1]	(321)	(64)
DSUs outstanding, end of fiscal year	140	411

1) The redemption value of the 321 redeemed DSUs (2023 - nil) is included in accounts payable and accrued liabilities as at December 29, 2024. Refer to note 22 for additional information.

(e) **Employee share purchase plans:**

The Company has employee share purchase plans which allow eligible employees to authorize payroll deductions of up to 10% of their salary to purchase common shares of the Company at a price of 90% of the then current share price as defined in the plans from Treasury. Employees purchasing shares under the plans subsequent to January 1, 2008 must hold the shares for a minimum of two years. The Company has reserved 5,000,000 common shares for issuance under the plans. As at December 29, 2024, 4,335,469 common shares remained authorized for future issuance under the plans. Included as compensation costs in selling, general and administrative expenses is $0.2 million (2023 - $0.2 million) relating to the employee share purchase plans.



16. SUPPLEMENTARY INFORMATION RELATING TO THE NATURE OF EXPENSES:

(a) **Selling, general and administrative expenses:**

	2024	2023
Selling expenses	$ 55,497	$ 68,460
Administrative expenses	218,537	151,905
Distribution expenses	116,735	110,026
	$ 390,769	$ 330,391

(b) **Employee benefit expenses:**

	2024	2023
Salaries, wages and other short-term employee benefits	$ 561,793	$ 583,860
Share-based payments	64,524	27,118
Post-employment benefits	29,960	52,114
	$ 656,277	$ 663,092

(c) **Cost of sales:**

Included in cost of sales for the year ended December 29, 2024 are the following items:

- An expense of $8.1 million related to the write-down of inventory to net realizable value.

Included in cost of sales for the year ended December 31, 2023 are the following items:

- An expense of $12.3 million related to the write-down of inventory to net realizable value.

- Net insurance gains of $3.1 million, primarily related to accrued insurance recoveries at replacement cost value for damaged equipment in excess of the write-off of the net book value of property plant and equipment.

(d) **Government assistance:**

During the year ended December 29, 2024, a recovery of $15.2 million (2023 - $19.6 million) was recognized in cost of sales in the consolidated statements of earnings and comprehensive income relating to government assistance for production costs.

During the second quarter of fiscal 2024, the Government of Barbados enacted a jobs credit, in order to foster economic activity and employment in Barbados. The jobs credit was effective retroactively to January 1, 2024. For the year ended December 29, 2024, the Company recognized $41.8 million (2023 - nil), for this jobs credit, as a reduction of SG&A expenses in the consolidated statements of earnings and comprehensive income, of which $25.5 million was applied as a reduction to income taxes payable, and $16.3 million recorded in other non-current assets.

(e) **Sale and leaseback:**

During the first quarter of fiscal 2023, the Company entered into an agreement to sell and leaseback one of its distribution centres located in the U.S. The proceeds of disposition of $51.0 million, which represents the fair value of the distribution centre, were recognized in the consolidated statements of cash flows as proceeds from sale and leaseback and other disposals of property, plant and equipment within investing activities. The Company recognized a right-of-use asset of $3.9 million and a lease obligation of $15.5 million at inception. In addition, a pre-tax gain on sale of $25.0 million ($15.5 million after tax) was recognized in the consolidated statements of earnings and comprehensive income in gain on sale and leaseback.



16. SUPPLEMENTARY INFORMATION RELATING TO THE NATURE OF EXPENSES (continued):

(f) **Net insurance gains:**

During the second quarter of fiscal 2023, the Company finalized an agreement with the insurer to close its insurance claims related to the two hurricanes which occurred in Central America in November 2020, and received a final insurance claims payment of $74.0 million, relating to the business interruption portion of its claims. This payment resulted in the recognition of a corresponding gain in the Company's consolidated statements of earnings and comprehensive income in Net insurance gains.

(g) **Costs relating to proxy contest and leadership changes and related matters:**

During the year ended December 29, 2024, the Company recognized costs relating to the recent proxy contest and leadership changes and related matters in SG&A expenses of $82.7 million (2023 - $6.3 million), consisting of the following:

- Advisory fees on shareholder matters of $36.7 million;
- Severance and other termination benefits of $21.6 million, to outgoing executives (Mr. Tyra and Mr. Bajaj) following the conclusion of the proxy contest in May 2024 which includes an expense of $12.3 million resulting from the accelerated vesting of RSU awards;
- Compensation expenses relating to Mr. Chamandy's termination and subsequent reinstatement as President and Chief Executive Officer of $8.9 million. The expense includes $1.7 million, for short-term incentive plan benefits, as well as $17.0 million, in stock-based compensation expense adjustments for reinstated share-based awards (for which a reversal of compensation expense of approximately $6.0 million was recorded in the fourth quarter of fiscal 2023), partially offset by the reversal of $9.8 million, in severance benefits which had been accrued in the fourth quarter of 2023;
- Incremental costs relating to the previous Board and refreshed Board of $8.7 million. These charges include $4.8 million, for a Directors and Officers run-off insurance policy, $0.6 million, for special board meeting fee payments, and $3.3 million, for the increase in value of the deferred share units (DSU) liability;
- Stock-based compensation relating to special retention awards of $3.8 million. The expense includes $5.8 million in retention awards, partially offset by $2.0 million in jobs credit. At the grant date, these special retention awards had a total fair value of $8.6 million. The stock-based compensation expense relating to these awards is being recognized over the respective vesting periods, with most of the awards originally vesting at the end of 2024. In connection with the departure of Mr. Bajaj, $2.5 million of these awards were fully paid out in cash to him during the second quarter of 2024; and
- Advisory, legal and other expenses of $3.0 million, with respect to the announced review process initiated by the previous Board following receipt of a confidential non-binding expression of interest to acquire the Company.



17. RESTRUCTURING AND ACQUISITION-RELATED (RECOVERIES) COSTS:

Restructuring and acquisition-related costs are presented in the following table, and are comprised of costs directly related to significant exit activities, including the closure of business locations or the relocation of business activities, significant changes in management structure, as well as transaction, exit, and integration costs incurred pursuant to business acquisitions.

	2024	2023
Employee termination and benefit costs	$ **—**	$ 16,638
Exit, relocation and other costs	**5,619**	10,936
Net (gain) loss on disposal, write-downs and accelerated depreciation of property, plant and equipment, right-of-use assets and computer software related to exit activities	**(10,948)**	18,142
Acquisition-related transaction costs	**—**	46
	$ **(5,329)**	$ 45,762

Restructuring and acquisition-related recoveries in fiscal 2024 related to the following: $2.6 million in net gains from the sale of two previously closed yarn spinning facilities located in the United States, as well as the disposal of certain equipment, $4.9 million in gains on disposals relating to the sublease of a closed distribution facility in the western United States, and $2.2 million net losses mainly related to the completion of previously initiated restructuring activities.

Restructuring and acquisition-related costs in fiscal 2023 related to the following: $27.5 million primarily for the consolidation and closure of manufacturing facilities in Central America in the second quarter of 2023, $11.4 million related to the closure of a yarn-spinning facility in the U.S. in the fourth quarter of fiscal 2023, $3.7 million related to the December 2022 closure of a yarn-spinning plant in the U.S. and the exit cost from terminating a lease on a previously closed yarn facility, and $3.2 million in other costs, including costs incurred to complete restructuring activities that were initiated in fiscal 2022.



18. INCOME TAXES:

The income tax provision differs from the amount computed by applying the combined Canadian federal and provincial tax rates to earnings before income taxes. The reasons for the difference and the related tax effects are as follows:

		2024		2023
Earnings before income taxes	$	514,085	$	564,183
Applicable statutory tax rate		26.5 %		26.5 %
Income taxes at applicable statutory rate		136,233		149,508
Increase (decrease) in income taxes resulting from:				
Effect of different tax rates and additional income taxes in other jurisdictions		(110,434)		(141,387)
Global Minimum Tax ("GMT") top-up tax		33,000		—
Income tax and other adjustments related to prior taxation years		(1,279)		(2,824)
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities		10,904		—
Non-recognition of tax benefits related to tax losses and temporary differences		45,171		24,798
Effect of non-deductible expenses and other		(375)		508
Total income tax expense	$	113,220	$	30,603
Average effective tax rate		22.0 %		5.4 %

The Company's applicable statutory tax rate is the Canadian combined rate applicable in the jurisdictions in which the Company operates.

The details of income tax expense are as follows:

		2024		2023
Current income taxes, includes a recovery of $602 (2023 - $2,848) relating to prior taxation years	$	100,555	$	20,456
Deferred income taxes:				
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities		10,904		—
Origination and reversal of temporary differences		(42,708)		(14,645)
Non-recognition of tax benefits related to tax losses and temporary differences		45,146		24,768
Adjustments relating to prior taxation years		(677)		24
		12,665		10,147
Total income tax expense	$	113,220	$	30,603



18. INCOME TAXES (continued):

The increase in the income tax expense and effective tax rate for the year ended December 29, 2024, compared to last year, is mainly due to the implementation of Global Minimum Tax and related initiatives in Canada and Barbados, more specifically as follows:

–   During the second quarter of fiscal 2024, the Government of Barbados increased the corporate tax rate applicable to the Company from a sliding scale of 5.5% to 1% to a flat rate of 9%, effective January 1, 2024. For the year ended December 29, 2024, the Company recognized an income tax expense of $47.5 million related to the impact of the Barbados corporate tax rate increase on the Company's earnings in Barbados, and a deferred income tax expense of $10.9 million related to the impact of the tax rate increase on the remeasurement of deferred tax assets and liabilities in Barbados.
–   During the second quarter of fiscal 2024, the Company became subject to the OECD's Pillar Two global minimum tax regime, effective January 1, 2024, as a result of the enactment of the Global Minimum Tax Act in Canada. For the year ended December 29, 2024, the Company recognized a current tax expense of $33.0 million related to the top-up tax on the Company's earnings in Barbados, resulting in an effective tax rate of 15% in Barbados. The top-up tax is levied on the Company's subsidiaries in Barbados under Barbados' domestic top-up tax legislation.

Significant components of the Company's deferred income tax assets and liabilities relate to the following temporary differences and unused tax losses:

	December 29, 2024	December 31, 2023
Deferred income tax assets:		
Non-capital losses	$ 138,615	$ 119,187
Non-deductible reserves and accruals	50,932	15,233
Property, plant and equipment	18,859	17,470
Lease liability	23,366	16,448
Intangible assets	—	6,737
Other items	10,183	10,202
	241,955	185,277
Unrecognized deferred income tax assets	(175,571)	(130,425)
Deferred income tax assets	$ 66,384	$ 54,852
Deferred income tax liabilities:		
Right-of-use assets	$ (20,726)	$ (12,312)
Property, plant and equipment	(43,016)	(36,687)
Intangible assets	(9,472)	—
Deferred income tax liabilities	(73,214)	(48,999)
Deferred income taxes	$ (6,830)	$ 5,853



18. INCOME TAXES (continued):

The details of changes to deferred income tax assets and liabilities were as follows:

	2024	2023
Balance, beginning of fiscal year, net	$ 5,853	$ 16,000
Recognized in the statements of earnings:		
Non-capital losses	19,419	7,394
Non-deductible reserves and accruals	31,097	396
Property, plant and equipment	(4,727)	3,069
Right of use assets and lease liability	(1,539)	438
Intangible assets	(864)	3,310
Other	(1)	14
Impact of Barbados tax rate changes on the revaluation of deferred income tax assets and liabilities	(10,904)	—
Unrecognized deferred income tax assets	(45,146)	(24,768)
	(12,665)	(10,147)
Other	(18)	—
Balance, end of fiscal year, net	$ (6,830)	$ 5,853

Deferred income tax assets and liabilities are presented in the statement of financial position as follows:

	December 29, 2024	December 31, 2023
Deferred income tax assets	$ 21,800	$ 23,971
Deferred income tax liabilities	28,630	18,118
Deferred income taxes	$ (6,830)	$ 5,853

As at December 29, 2024, the Company has tax credits, capital and non-capital loss carryforwards, and other deductible temporary differences available to reduce future taxable income for tax purposes representing a tax benefit of approximately $175.6 million, for which no deferred tax asset has been recognized (December 31, 2023 - $130.4 million), because the criteria for recognition of the tax asset was not met. The tax credits and capital and non-capital loss carryforwards expire between 2027 and 2044. The recognized deferred tax asset related to loss carryforwards is supported by projections of future profitability of the Company.

The Company has unrecognized deferred income tax liabilities for the undistributed profits of subsidiaries operating in foreign jurisdictions, for which it currently has no intention to repatriate these profits. If expectations or intentions change in the future, the Company may be subject to an additional tax liability upon distribution of these earnings in the form of dividends or otherwise. As at December 29, 2024, a deferred income tax liability of approximately $78 million would result from the recognition of the taxable temporary differences of approximately $732 million.

The Company previously disclosed in its 2023 Annual Financial Statements that if Pillar Two legislation would have applied in 2023, the Company's average effective tax rate would have been approximately 18% in 2023. However, for the year ended December 29, 2024, the Company's effective tax rate was 22%, significantly higher than the proforma 2023 effective rate of 18%, due mainly to the impact of $82.7 million of charges incurred in Canada relating to the proxy contest, and leadership changes, which do not result in any tax benefit in Canada. In addition, the $10.9 million deferred income tax charge (relating to the remeasurement of deferred tax assets and liabilities) also increased the effective tax rate for fiscal 2024.


19. EARNINGS PER SHARE:

Reconciliation between basic and diluted earnings per share is as follows:

	2024	2023
Net earnings - basic and diluted	$ **400,865**	$ 533,580
Basic earnings per share:		
Basic weighted average number of common shares outstanding	**162,928**	175,938
Basic earnings per share	$ **2.46**	$ 3.03
Diluted earnings per share:		
Basic weighted average number of common shares outstanding	**162,928**	175,938
Plus dilutive impact of stock options, Treasury RSUs, and common shares held in trust	**251**	286
Diluted weighted average number of common shares outstanding	**163,179**	176,224
Diluted earnings per share	$ **2.46**	$ 3.03

Excluded from the above calculation for the year ended December 29, 2024 are nil stock options (2023 - 282,737) which were deemed to be anti-dilutive.

20. DEPRECIATION AND AMORTIZATION:

	2024	2023
Depreciation of property, plant and equipment (note 8)	$ **111,132**	$ 101,161
Depreciation of right-of-use assets (note 9)	**14,128**	13,356
Adjustment for the variation of depreciation included in inventories at the beginning and end of the year	**(298)**	(6,716)
Amortization of intangible assets, excluding software (note 10)	**8,104**	8,275
Amortization of software (note 10)	**5,136**	5,568
Depreciation and amortization included in net earnings	$ **138,202**	$ 121,644



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. SUPPLEMENTAL CASH FLOW DISCLOSURE:

(a) **Adjustments to reconcile net earnings to cash flows from operating activities - other items:**

		2024		2023
Unrealized net loss (gain) on foreign exchange and financial derivatives	$	23	$	(484)
Timing differences between settlement of financial derivatives and transfer of deferred gains and losses in accumulated OCI to inventory and net earnings		(6,095)		6,250
Other non-current assets		(17,681)		(11,787)
Other non-current liabilities		1,357		(8,021)
	$	(22,396)	$	(14,042)

(b) **Variations in non-cash transactions:**

		2024		2023
Net additions to property, plant and equipment and intangible assets included in accounts payable and accrued liabilities	$	(2,894)	$	(7,775)
Proceeds on disposal of property, plant and equipment and computer software included in other current assets		(176)		(446)
Amounts payable relating to taxes on share repurchases included in accounts payable and accrued liabilities		14,904		—
Reclass from accounts payable and accrued liabilities to contributed surplus pursuant to change in settlement of restricted share units		(2,384)		—
Amounts payable relating to non-Treasury RSUs to be settled in cash included in accounts payable and accrued liabilities		2,384		—
Additions to right-of-use assets included in lease obligations		33,794		16,717
Shares repurchases for cancellation included in accounts payable and accrued liabilities		(9,014)		9,951
Non-cash ascribed value credited to share capital from shares issued or distributed pursuant to vesting of restricted share units and exercise of stock options		21,184		29,247
Deferred compensation credited to contributed surplus		1,312		(2,075)
Non-cash ascribed value credited to contributed surplus for dividends attributed to restricted share units		1,275		1,712

(c) **Changes in working capital balances:**

		2024		2023
Trade accounts receivable	$	(134,372)	$	(161,893)
Income taxes		27,588		(4,841)
Inventories		(20,823)		143,215
Prepaid expenses, deposits and other current assets		(11,435)		(1,956)
Accounts payable and accrued liabilities		73,121		(58,993)
	$	(65,921)	$	(84,468)



22. RELATED PARTY TRANSACTIONS:

Key management personnel compensation:

Key management personnel includes those individuals that have authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and is comprised of the members of the executive management team and the Board of Directors. The amount for compensation expense recognized in net earnings for key management personnel, was as follows:

	2024	2023
Short-term employee benefits[1]	$ 10,964	$ 5,950
Post-employment benefits	209	199
Termination benefits[2]	(487)	4,431
Share-based payments[1]	53,577	18,376
	$ 64,263	$ 28,956

(1) As a result of the termination and subsequent reinstatement of the employment of Mr. Glenn J. Chamandy as President and Chief Executive Officer (CEO) and Director of the Company, short-term employee benefits for fiscal 2024 include $1.7 million for short-term incentive plan benefits, and share-based payments include $17.0 million in stock-based compensation expense adjustments for reinstated share-based awards (for which a reversal of compensation expense of approximately $6 million was recorded in the fourth quarter of fiscal 2023 and presented in "termination benefits").
(2) Fiscal 2024 includes $9.3 million of severance to outgoing executives (see note 16(g)), more than offset by the reversal of $9.8 million in severance benefits which had been accrued in the fourth quarter of 2023. Fiscal 2023 includes a net charge of $4.4 million which resulted from the termination of the employment of Mr. Glenn J. Chamandy as President and Chief Executive Officer (CEO) and Director of the Company,

The amounts included in accounts payable and accrued liabilities for share-based compensation awards to key management personnel were as follows:

	December 29, 2024	December 31, 2023
DSUs[1]	$ 18,687	$ 13,576

1) $12.1 million of fiscal 2024 amount represents the redemption value of the redeemed and unpaid portion of deferred share units (DSU) held by members of the Previous board.

Other:

During fiscal 2024, the Company incurred $0.1 million in travel related expenses for the Board of Directors.

During fiscal 2024, the Company incurred expenses for aircraft and other services of $1.3 million (2023 - $1.6 million), with companies controlled by the President and Chief Executive Officer of the Company. The payments made are in accordance with the terms of the agreement established and agreed to by the related parties. As at December 29, 2024, the amount in accounts payable and accrued liabilities related to the airplane usage and other services was $0.2 million (December 31, 2023 - $0.3 million).



22. RELATED PARTY TRANSACTIONS (continued):

Key management personnel compensation (continued):

Included in selling, general and administrative expenses (SG&A), for the year ended December 29, 2024, are the following related party transactions:

– $21.6 million of severance and other termination benefits to outgoing executives (see note 16(g)). The cash payouts in the second quarter of 2024 for the severance and termination benefits totaled $24.4 million, of which $15.3 million was for Mr. Tyra and $9.1 million was for Mr. Bajaj.

– $9.4 million relating to the approved reimbursement of legal and other advisory expenses incurred by Browning West (one of the Company's shareholders which has a partner serving on the Company's Board of Directors since May 23, 2024). The approved reimbursement relates to expenses incurred by Browning West relating to the proxy contest which arose following the termination of the Company's President and Chief Executive Officer, Mr. Glenn Chamandy, and his subsequent reinstatement as President and Chief Executive Officer on May 24, 2024. As at December 29, 2024, the amount in accounts payable and accrued liabilities related to these charges was nil.

– Refer to note 16(g) for compensation expenses relating to Mr. Chamandy's reinstatement as President and CEO, as well incremental costs relating to the previous Board and refreshed Board, and note 15 regarding a share-based award approved for Mr. Chamandy in the second quarter.

23. COMMITMENTS, GUARANTEES AND CONTINGENT LIABILITIES:

(a) **Claims and litigation:**

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

We record a liability when we believe that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Significant judgment is required to determine both the probability of having incurred a liability and the estimated amount of the liability. We review these matters at least quarterly and adjust these liabilities to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other updated information and events, pertaining to a particular case.

(b) **Guarantees:**

The Company, and some of its subsidiaries, have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at December 29, 2024, the maximum potential liability under these guarantees was $97.7 million (December 31, 2023 - $131.5 million), of which $17.2 million was for surety bonds and $80.5 million was for financial guarantees and standby letters of credit (December 31, 2023 - $15.2 million and $116.3 million, respectively).

As at December 29, 2024, the Company has recorded no liability with respect to these guarantees, as the Company does not expect to make any payments for the aforementioned items.



24. CAPITAL DISCLOSURES:

The Company's objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, while maintaining a strong credit profile and a capital structure that reflects a target ratio of financial leverage as noted below.

The Company's capital is composed of net debt and shareholders' equity. Net debt consists of interest-bearing debt less cash and cash equivalents. The Company's use of capital is to finance working capital requirements, capital expenditures, business acquisition, payment of dividends, as well as share repurchases. The Company currently funds these requirements out of its internally-generated cash flows and with funds drawn from its long-term debt facilities.

The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio. The Company's net debt leverage ratio is defined as the ratio of net debt to adjusted EBITDA for the trailing twelve months, on a pro-forma basis to reflect business acquisitions made during the trailing twelve month period, as if they had occurred at the beginning of the trailing twelve month period. Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment of goodwill and intangible assets and reversal of impairments on intangible assets, net insurance gains related to the two hurricanes which impacted the Company's operations in Central America, and other adjustments which are considered to be of a non-recurring nature. The Company has set a fiscal year-end net debt leverage target ratio of 1.5 to 2.5 times adjusted EBITDA. As at December 29, 2024, the Company's net debt leverage ratio was 1.9 times (December 31, 2023 - 1.5 times).

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors will consider several factors when deciding to declare quarterly cash dividends or approve share repurchase programs, including the Company's present and future earnings, cash flows, capital requirements and present and/or future regulatory and legal restrictions. There can be no assurance as to the declaration of future quarterly cash dividends. On February 20, 2024, the Board of Directors approved a 10% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.205 per share. The Company paid dividends of $133.5 million during the year ended December 29, 2024, representing dividends declared per common share of $0.82. On February 18, 2025, the Board of Directors approved a 10% increase in the amount of the current quarterly dividend and declared a cash dividend of $0.226 per share, on all of the issued and outstanding common shares of the Company, rateably and proportionately, to the holders of record on March 12, 2025. The Company repurchased for cancellation a total of 17,735,095 common shares (2023 - 11,830,618 common shares) under its NCIB programs for a total cost of $761.5 million (2023 - $370.4 million) during the year ended December 29, 2024.

The Company is not subject to any capital requirements imposed by a regulator.



25. FINANCIAL RISK MANAGEMENT:

Due to the nature of the activities that the Company carries out and as a result of holding financial instruments, the Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk, as well as risks arising from changes in the price of its common shares under the Company's share-based compensation plans.

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates, commodity prices, interest rates, and the market price of its own common shares. The use of derivative financial instruments is governed by the Company's Financial Risk Management Policy approved by the Board of Directors and is administered by the Financial Risk Management Committee. The Financial Risk Management Policy of the Company stipulates that derivative financial instruments should only be used to hedge or mitigate an existing financial exposure that constitutes a commercial risk to the Company, and if the derivatives are determined to be the most efficient and cost effective means of mitigating the Company's exposure to liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices. Hedging limits, as well as counterparty credit rating and exposure limitations are defined in the Company's Financial Risk Management Policy, depending on the type of risk that is being mitigated. Derivative financial instruments are not used for speculative purposes.

At the inception of each designated hedging derivative contract, the Company formally designates and documents the hedging relationship and its risk management objective and strategy for undertaking the hedge. Documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged, and how the Company will assess whether the hedging relationship meets the hedge effectiveness requirements, including its analysis of the sources of hedge ineffectiveness and how they determine the hedge ratio.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company's trade accounts receivable. The Company may also have credit risk relating to cash and cash equivalents and derivative financial instruments, which it manages by dealing only with highly rated North American and European financial institutions. The Company's credit risk may also be exacerbated during periods of weak general economic and financial conditions. The Company's trade accounts receivable and credit exposure fluctuate throughout the year based on the seasonality of its sales and other factors. The Company's average trade accounts receivable and credit exposure during an interim reporting period may be significantly higher than the balance at the end of that reporting period.

Under the terms of a receivables purchase agreement, the Company may continuously sell trade accounts receivables of certain designated customers to a third-party financial institution in exchange for a cash payment equal to the face value of the sold trade accounts receivables, less an applicable discount. The Company retains servicing responsibilities, including collection, for these trade accounts receivables but does not retain any credit risk with respect to any trade accounts receivables that have been sold. All trade accounts receivables sold under the receivables purchase agreement are removed from the consolidated statements of financial position, as the sale of the trade accounts receivables qualify for de-recognition. The receivables purchase agreement, which allows for the sale of a maximum of $400 million of accounts receivables at any one time, expires on June 17, 2025, subject to annual extensions.

The Company's credit risk for trade accounts receivable is concentrated as the majority of its sales are to a relatively small group of wholesale distributors and mass-market and other retailers. As at December 29, 2024, the Company's ten largest trade debtors accounted for 87% of trade accounts receivable (2023 - 81%). The Company's main trade debtors are located in the U.S. The remaining trade accounts receivable balances are dispersed among a larger number of debtors across many geographic areas including Canada, Europe, Asia-Pacific, and Latin America.

On October 1, 2024, the Company's two largest wholesale distributors combined their businesses. As at December 29, 2024, these two debtors accounted for 69% of trade accounts receivable (December 31, 2023 - 55% and 10%, respectively) and 39% of total net sales during fiscal 2024 (2023 - 22% and 16%, respectively).

The Company makes an assessment of whether accounts receivable are collectable, based on an expected credit loss model which factors in changes in credit quality since the initial recognition of trade accounts receivable based on customer risk categories. Credit quality is assessed by taking into account the financial condition and payment history of the Company's customers, and other factors.



25. FINANCIAL RISK MANAGEMENT (continued):

Credit risk (continued)

In determining its allowance for expected credit losses, the Company applies the simplified approach per IFRS 9, Financial Instruments, and calculates expected credit losses based on lifetime expected credit losses. The Company uses a provision matrix, which segregates its customers by their economic characteristics and allocates expected credit loss rates based on days past due of its trade receivables. Expected credit loss rates are based on the Company's historical credit loss experience, adjusted for forward-looking factors of the economic environment.

Most of the Company's customers have been transacting with the Company or its subsidiaries for several years. Certain wholesale distributors are highly leveraged with significant reliance on trade credit terms provided by a few major vendors, including the Company, and third-party debt financing, including bank debt secured with trade accounts receivable and inventory pledged as collateral. The financial leverage of these customers may limit or prevent their ability to refinance existing indebtedness or to obtain additional financing and could affect their ability to comply with restrictive debt covenants and meet other obligations. The profile and credit quality of the Company's mass-market and other retailer customers vary significantly.

The Company's extension of credit to customers involves considerable judgment and is based on an evaluation of each customer's financial condition and payment history. The Company has established various internal controls designed to mitigate credit risk, including a dedicated credit function which recommends customer credit limits and payment terms that are reviewed and approved on a quarterly basis by senior management at the Company's primary sales offices in Christ Church, Barbados. Where available, the Company's credit departments periodically review external ratings and customer financial statements and, in some cases, obtain bank and other references. New customers are subject to a specific validation and pre-approval process. From time to time, where circumstances warrant, the Company will temporarily transact with customers on a prepayment basis. While the Company's credit controls and processes have been effective in mitigating credit risk, these controls cannot eliminate credit risk in its entirety and there can be no assurance that these controls will continue to be effective or that the Company's historical credit loss experience will continue.

The Company's exposure to credit risk for trade accounts receivable by geographic area was as follows as at:

	December 29, 2024	December 31, 2023
Trade accounts receivable by geographic area:		
United States	$ 463,008	$ 355,521
Canada	29,242	19,672
Europe and other	50,109	37,305
Total trade accounts receivable	$ 542,359	$ 412,498

The aging of trade accounts receivable balances was as follows as at:

	December 29, 2024	December 31, 2023
Not past due	$ 524,319	$ 399,317
Past due 0-30 days	14,782	12,321
Past due 31-60 days	7,081	6,150
Past due 61-120 days	3,361	2,147
Past due over 121 days	3,877	3,728
Trade accounts receivable	553,420	423,663
Less allowance for expected credit losses	(11,061)	(11,165)
Total trade accounts receivable	$ 542,359	$ 412,498



25. FINANCIAL RISK MANAGEMENT (continued):

Liquidity risk

Liquidity risk is defined as the potential risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages its liquidity risk through the management of its capital structure and financial leverage, as outlined in note 24 to these consolidated financial statements. In addition, the Company manages this risk by continuously monitoring actual and projected cash flows, taking into account the seasonality of its sales and cash receipts and the expected timing of capital expenditures.

In managing its liquidity risk, the Company relies on cash resources, debt, and cash flows generated from operations to satisfy its financing requirements. The Company may also require access to capital markets to support its operations as well as to achieve its strategic plans. Any impediments to the Company's ability to continue to meet the covenants and conditions contained in its long-term debt agreements as well as the Company's ability to access capital markets, the failure of a financial institution participating in its revolving long-term bank credit facilities, or an adverse perception in capital markets of the Company's financial condition or prospects could have a material impact on its future financing capability. In addition, the Company's access to capital markets and to financing at reasonable terms and interest rates could be influenced by the economic and credit market environment, including a potential prolonged economic downturn and recessions.

The following tables present a maturity analysis based on contractual maturity date of the Company's financial liabilities. All commitments have been reflected in the consolidated statements of financial position except for purchase obligations, as well as minimum royalty payments, which are included in the table of contractual obligations below. The amounts are the contractual undiscounted cash flows.

(in $ millions)	Carrying amount	Contractual cash flows	Less than 1 year	Between 1 and 3 years	Between 4 and 5 years	More than 5 years
Accounts payable and accrued liabilities	$ 490.1	$ 490.1	$ 490.1	$ —	$ —	$ —
Long-term debt	1,535.9	1,535.9	300.0	450.0	647.1	138.8
Purchase and other obligations	—	521.0	325.0	130.2	46.3	19.5
Lease obligations	117.4	137.3	25.5	44.8	25.7	41.3
Total contractual obligations	$ 2,143.4	$ 2,684.3	$ 1,140.6	$ 625.0	$ 719.1	$ 199.6

As disclosed in note 24, the Company has granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of its subsidiaries do not perform their contractual obligations. As at December 29, 2024, the maximum potential liability under these guarantees was $97.7 million, of which $17.2 million was for surety bonds and $80.5 million was for financial guarantees and standby letters of credit.

Foreign currency risk

The majority of the Company's cash flows and financial assets and liabilities are denominated in U.S. dollars, which is the Company's functional and reporting currency. Foreign currency risk is mainly limited to the portion of the Company's business transactions denominated in currencies other than U.S. dollars, primarily for sales and distribution expenses for customers outside the U.S., certain equipment purchases, and head office expenses in Canada. The Company's exposure relates primarily to changes in the U.S. dollar versus the Canadian dollar, the Pound sterling, the Euro, the Australian dollar, the Mexican peso, and the Chinese yuan. For the Company's foreign currency transactions, fluctuations in the respective exchange rates relative to the U.S. dollar will create volatility in the Company's cash flows, in the reported amounts for sales and SG&A expenses in its consolidated statements of earnings and comprehensive income, and for property, plant and equipment in its consolidated statements of financial position, both on a period-to-period basis and compared with operating budgets and forecasts. Additional earnings variability arises from the translation of monetary assets and liabilities denominated in currencies other than the U.S. dollar at the rates of exchange at each reporting dates, the impact of which is reported as a foreign exchange gain or loss and included in financial expenses (net) in the statement of earnings and comprehensive income.



25. FINANCIAL RISK MANAGEMENT (continued):

Foreign currency risk (continued)

The Company has entered into foreign exchange cross-currency swap contracts to hedge the exposure to foreign currency exchange on the principal amount and interest payments of the senior unsecured notes which are denominated in Canadian dollars.

The Company also incurs a portion of its manufacturing costs in foreign currencies, primarily payroll costs paid in Honduran Lempiras, Dominican Pesos, Nicaraguan Cordobas, as well as in Bangladeshi Taka. Significant changes in these currencies relative to the U.S. dollar exchange rate in the future, could have a significant impact on the Company's operating results.

The Company's objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows, by transacting with third parties in U.S. dollars to the maximum extent possible and practical and holding cash and cash equivalents and incurring borrowings in U.S. dollars. The Company monitors and forecasts the values of net foreign currency cash flows and, from time to time will authorize the use of derivative financial instruments, such as forward foreign exchange contracts with maturities of up to three years, to economically hedge a portion of foreign currency cash flows. The Company had forward foreign exchange contracts outstanding as at December 29, 2024, consisting primarily of contracts to sell and buy Canadian dollars, sell Euros, sell Pounds sterling, sell Australian dollars, and sell Mexican pesos in exchange for U.S. dollars. The outstanding contracts and other foreign exchange contracts that were settled during fiscal 2024 were designated as cash flow hedges and qualified for hedge accounting. The underlying risk of the foreign exchange contracts is identical to the hedged risk and, accordingly, the Company has established a ratio of 1:1 for all foreign exchange hedges.

The following tables provide an indication of the Company's significant foreign currency exposures included in the consolidated statements of financial position as at December 29, 2024 arising from financial instruments:

(in U.S. $ millions)	December 29, 2024						
	CAD	GBP	EUR	AUD	MXN	CNY	BDT
Cash and cash equivalents	$ 2.7	$ —	$ 6.2	$ 1.2	$ 3.9	$ 2.5	$ 8.5
Trade accounts receivable	27.7	—	24.6	3.5	5.6	0.4	—
Prepaid expenses, deposits and other current assets	—	—	0.4	0.2	0.1	0.2	6.6
Accounts payable and accrued liabilities	(10.4)	—	(14.8)	(1.0)	(2.1)	(0.5)	(15.5)

1) The Company is not exposed to foreign exchange gains or losses on its Senior unsecured Canadian notes and related interest payments, as the Company has entered into foreign exchange cross-currency swap contracts to hedge the exposure on the principal amount and interest payments.

Based on the Company's foreign currency exposures arising from financial instruments noted above, and the impact of outstanding derivative financial instruments designated as effective hedging instruments, varying the foreign exchange rates to reflect a 5 percent strengthening of the U.S. dollar would have (decreased) increased earnings and other comprehensive income as follows, assuming that all other variables remained constant:

(in U.S. $ millions)	For the year ended December 29, 2024						
	CAD	GBP	EUR	AUD	MXN	CNY	BDT
Impact on earnings before income taxes	$ (1.0)	$ —	$ (0.8)	$ (0.2)	$ (0.4)	$ (0.1)	$ —
Impact on other comprehensive (loss) income before income taxes	(1.3)	1.3	1.8	0.2	0.4	—	—

An assumed 5 percent weakening of the U.S. dollar during the year ended December 29, 2024 would have had an equal but opposite effect on the above currencies to the amounts shown above, assuming that all other variables remain constant.


25. FINANCIAL RISK MANAGEMENT (continued):

Commodity risk

The Company is subject to the commodity risk of cotton prices and cotton price movements, as the majority of its products are made of 100% cotton or blends of cotton and synthetic fibers. The Company is also subject to the risk of fluctuations in the prices of crude oil and petrochemicals as they influence the cost of polyester fibers which are used in many of its products. The Company purchases cotton from third-party merchants, cotton-based yarn from third-party yarn manufacturers, and polyester fibers from third-party polyester manufacturers. The Company assumes the risk of price fluctuations for these purchases. The Company enters into contracts, up to eighteen months in advance of future delivery dates, to establish fixed prices for its cotton and cotton-based yarn purchases and polyester fibers purchases, in order to reduce the effects of fluctuations in the cost of cotton, crude oil, and petrochemicals used in the manufacture of its products. These contracts are not used for trading purposes and are not considered to be financial instruments that would need to be accounted for at fair value in the Company's consolidated financial statements. Without taking into account the impact of fixed price contracts, a change of $0.01 per pound in the price of cotton would affect the Company's annual raw material costs by approximately $6.0 million, based on current production levels.

In addition, fluctuations in crude oil or petroleum prices also affect the Company's energy consumption costs and can influence transportation costs and the cost of related items used in its business, including other raw materials the Company uses to manufacture its products such as chemicals, dyestuffs, and trims. The Company generally purchases these raw materials at market prices.

The Company also has the ability to enter into derivative financial instruments, including futures and option contracts, to manage its exposure to movements in commodity prices. Such contracts are accounted for at fair value in these consolidated financial statements in accordance with the accounting standards applicable to financial instruments. During fiscal 2024, the Company entered into commodity derivative contracts as described in note 14. The underlying risk of the commodity derivative contracts is identical to the hedged risk and accordingly, the Company has established a ratio of 1:1 for all commodity derivative hedges. Due to a strong correlation between commodity future contract prices and its purchased costs, the Company did not experience any significant ineffectiveness on its hedges, other than as disclosed in note 14(d).

Interest rate risk

The Company is subject to interest rate risk arising from both of its term loans of $300 million and $300 million respectively, $300 million delayed draw term loan, amounts drawn on its $1 billion revolving long-term bank credit facilities, and its $50 million unsecured notes payable, all of which bear interest at adjusted term SOFR plus a spread.

The Company generally fixes the rates for adjusted Term SOFR based borrowings. The interest rates on amounts drawn on debt agreements and on any future borrowings will vary and are unpredictable. Increases in interest rates on new debt issuances may result in a material increase in financial charges.

The Company has the ability to enter into derivative financial instruments that would effectively fix its cost of current and future borrowings for an extended period of time. The Company has floating-to-fixed interest rate swaps outstanding to hedge up to $200 million of its floating interest rate exposure on a designated portion of certain long-term debt agreements. The interest rate swap contracts are designated as cash flow hedges and qualify for hedge accounting. Refer to note 14(b) for additional information.

Based on the value of interest-bearing financial instruments during the year ended December 29, 2024, an assumed 0.5 percentage point increase in interest rates during such period would have decreased earnings before income taxes by $3.8 million. An assumed 0.5 percentage point decrease in interest rates would have had an equal but opposite effect on earnings before income taxes, assuming that all other variables remain constant.



26. DISAGGREGATION OF REVENUE:

Net sales by major product group were as follows:

	2024		2023
Activewear	**$**	**2,831,078**	$ 2,667,958
Hosiery and underwear		**439,512**	527,953
	$	**3,270,590**	$ 3,195,911

Net sales were derived from customers located in the following geographic areas:

	2024		2023
United States	**$**	**2,911,014**	$ 2,858,120
Canada		**107,580**	112,426
International		**251,996**	225,365
	$	**3,270,590**	$ 3,195,911

27. ENTITY-WIDE DISCLOSURES:

Property, plant and equipment, right-of-use-assets, intangible assets, and goodwill, are allocated to geographic areas as follows:

	December 29, 2024		December 31, 2023
United States	**$**	**542,322**	$ 542,005
Canada		**57,713**	60,519
Honduras		**333,390**	350,003
Caribbean		**475,011**	484,373
Asia-Pacific		**349,627**	320,142
Other		**35,741**	32,016
	$	**1,793,804**	$ 1,789,058

Customers accounting for at least 10% of total net sales for the fiscal years ended December 29, 2024 and December 31, 2023 were as follows:

	2024	2023
Customer A	**26.8 %**	22.4 %
Customer B	**12.4 %**	16.3 %

As noted in note 25 of these consolidated financial statements, the Company's two largest wholesale distributor customers (Customer A and B) closed a transaction combining their businesses.

The Company manages its business on the basis of one reportable operating segment.

SHAREHOLDER INFORMATION[1]

BOARD OF DIRECTORS

Michael Kneeland
Chair of the Board of Directors
Director since 2024

Glenn J. Chamandy
President and Chief Executive Officer
Director since 1984

Michener Chandlee
Committees: Audit & Finance,
Corporate Governance & Social Responsibility
Director since 2024

Ghislain Houle
Commitee Chair: Audit & Finance
Committee: Compensation & Human Resources
Director since 2024

Mélanie Kau
Committee Chair: Corporate Governance & Social Responsibility
Committee: Compensation & Human Resources
Director since 2024

Peter Lee
Committee Chair: Compensation & Human Resources
Committee: Corporate Governance & Social Responsibility
Director since 2024

Karen Stuckey
Committees: Audit & Finance,
Compensation & Human Resources
Director since 2024

J.P. Towner
Committees: Audit & Finance,
Corporate Governance & Social Responsibility
Director since 2024

GILDAN CORPORATE OFFICE

600 de Maisonneuve Boulevard West, 33rd Floor
Montreal, QC H3A 3J2 Canada
514-735-2023
Toll free: 1-866-755-2023
www.gildancorp.com

STOCK INFORMATION

Toronto Stock Exchange
New York Stock Exchange
Symbol: GIL

STOCK TRANSFER AGENT & REGISTRAR

Computershare Investor Services Inc.
100 University Avenue, 8th Floor
Toronto, ON M5J 2Y1 Canada
1-800-564-6253
Toll free fax: 1-888-453-0330
service@computershare.com

EXECUTIVE MANAGEMENT TEAM

Glenn J. Chamandy
President and Chief Executive Officer

Rhodri J. Harries
Executive Vice-President, Chief Financial
and Administrative Officer[2]

Benito A. Masi
President, Manufacturing

Chuck J. Ward
President, Sales, Marketing, and Distribution[3]

INVESTOR RELATIONS

Jessy Hayem, CFA
Senior Vice-President, Head of
Investor Relations and Global Communications
investors@gildan.com

CORPORATE COMMUNICATIONS

Geneviève Gosselin
Director, Global Communications and
Corporate Marketing
communications@gildan.com

LEGAL AFFAIRS

Michelle Taylor
Vice-President, General Counsel
and Corporate Secretary
corporate.governance@gildan.com

AUDITORS

KPMG LLP

ANNUAL MEETING OF SHAREHOLDERS

April 30, 2025
At 10:00 AM E.T.



1) As of December 29, 2024.

2) Luca Barile succeeded Rhodri Harries as Executive Vice-President, Chief Financial Officer (EVP, CFO) on March 1, 2025. Mr. Harries will occupy the function of EVP, Chief Administrative Officer until his retirement on January 1, 2026.

3) Chuck Ward was appointed to the newly created role of Executive Vice-President, Chief Operating Officer, on March 1, 2025.